Form 10-K, Exhibit 13
period 1997-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 1998-03-30
CIK 315849

                  SOUTHWEST GEORGIA FINANCIAL CORPORATION
                     Five Year Selected Financial Data
                                               Years Ended December 31,
                               1997        1996        1995       1994         1993
                                 (Thousands Of Dollars Except Per Share Data)
Statement Of Condition:
Total assets             $   213,957  $   209,483  $  207,364  $ 202,447  $   187,843
Loans, net                   117,545      114,200     114,453    116,267      108,365
Deposits                     176,435      172,869     173,810    170,215      155,123
Shareholders'
  equity                      24,916       22,513      20,005     17,707       15,683
Average total
  assets                     211,238      205,316     201,814    187,485      183,592
Average
  shareholders'
  equity                      23,835       21,391      19,145     16,938       14,181
Book value per
  share                         9.72         8.79        7.83       6.98         6.20
Cash dividends
  paid per
  share                          .40          .32         .30        .26          .25
Reserve for
  possible loan
  losses to loans               1.67%        1.73%       1.84%      1.71%       1.66%
                                  -51-

Statement of income:
Net income                     3,426        3,092       2,949      2,669        2,539
Net income per share,
  basic and diluted             1.34         1.21        1.16       1.06         1.06
Weighted average
  number of shares
  outstanding              2,561,025    2,557,474   2,545,622  2,532,868    2,411,498

Ratios:
Return on average
  total assets                  1.62%        1.51%       1.46%      1.42%       1.38%
Return on average
  shareholders'
  equity                       14.37%       14.46%      15.40%     15.76%      17.90%
Net interest
  margin                        5.42%        5.27%       5.31%      5.33%       5.30%
Dividend payout
  ratio                        30.65%       21.52%      26.79%     26.61%      25.33%
Average shareholders'
  equity to
  average total
  assets                       11.28%       10.42%       9.49%      9.03%       7.72%

          Management's Discussion And Analysis Of Financial
                 Condition And Results Of Operations
                         December 31, 1997



Introduction

The following financial review presents management's discussion and analysis of significant changes in the consolidated financial position and results of operations of Southwest Georgia Financial Corporation ("Corporation" or the "Company"). This commentary should be read in conjunction with information provided in the Consolidated Financial Statements and accompanying footnotes.

Earnings Overview

The Company's net income for 1997 increased 10.8 percent to $3.4 million from the $3.1 million earned in 1996. Between 1996 and 1995, net income increased
4.9 percent. In 1997, the Company's earnings per share increased to $1.34 compared to $1.21 in 1996 and $1.16 in 1995.

The Company continues to show strong key performance measurements in both return on average assets and return on average shareholders' equity. In 1997, the Company's return on average assets, which reflects utilization of assets,
was 1.62 percent compared to 1.51 percent in 1996.   Return on average
shareholders' equity, which measures return on shareholders' investment, was
14.37 percent in 1997 compared to 14.46 percent in 1996.

The $334 thousand increase in net earnings for 1997 was primarily attributable to higher net interest income, dividends received from the stock investment in Empire Financial Services, and increases in income from service charges on deposit accounts. Also, the operation of the Baker County branch, acquired in December 1994, continues to contribute to the Company's growth in net earnings.

RESULTS OF OPERATIONS

Net Interest Income

The primary source of revenue for the Company is net interest income, which is the difference between total interest income on earning assets and interest expense on interest-bearing sources of funds. This level of net interest income continues to impact the Company's earnings performance in a positive way. Net interest income for 1997 increased $550 thousand, or 5.5 percent, compared to 1996. The amount of net interest income is determined primarily by the volume of earning assets and the various rate spreads between these assets and their funding sources.

The key performance measure for net interest income is the net interest margin, defined as taxable equivalent net interest income divided by average earning assets. The Company's net interest margin increased to 5.42 percent for 1997 compared to 5.27 percent for 1996.

After declining rates in 1995 and the first part of 1996, the prime interest rate increased 25 basis points and has remained at its current level since March 1997. The prime interest rate changed once in 1997 and 1996 compared to three times in 1995. The Company's base rate increased to 10.50 percent during the first part of 1997 and remained at that level throughout the year. This favorable level of loan rates provided the Company with significant interest income from base-related loans during 1997.

A key factor influencing the Company's interest rate margins has been the Company's mix of earning assets and interest-bearing liabilities. Interest income from earning assets increased nearly $686 thousand in 1997 compared to 1996, while interest expenses increased $136 thousand for the same period. This $550 thousand increase in net interest income resulted primarily from growth in the average loan portfolio of nearly $4 million and from dividends received in the stock investment in Empire Financial Services. Another factor which had a positive effect on the Company's net interest income for 1997 was the growth in average noninterest-bearing deposits. During 1996, the $147 thousand increase in net interest income resulted primarily from the growth in the average investment portfolio.

Noninterest Income

Noninterest income totaled $1.5 million for 1997, representing an increase of approximately $22 thousand, or 1.4 percent, from 1996. This increase in noninterest income was primarily attributable to nearly $40 thousand increase in service charges on deposit accounts partially offset by decreases in insurance commissions and other income. The largest components of noninterest income are service charges and fees on deposit accounts, and these increased
4.6 percent in 1997 when compared to 1996. During December 1995, the Company moved nearly a third of its investment securities to the available-for-sale category and sold them for a loss of $133 thousand in order to reposition these funds in higher-yielding investment securities.

Noninterest Expense

Noninterest expense totaled $6.7 million for 1997, an increase of 2.2 percent compared to 1996. Representing over one-half of the total noninterest expense, salaries and employee benefits increased 11.3 percent from 1996. Nearly half of this increase was reflected in growth of management staff. The remaining increase was from merit and promotional increases. The level of full-time equivalent employees increased by 2 to a total of 102, comparing December 31,

1997, to the prior year-end. The majority of the increase in salary and employee benefits in 1996 compared to 1995 was due to staff, merit, and promotional increases.

Data Processing expenses increased $26 thousand or 8 percent in 1997 compared to 1996. This increase from the previous year resulted primarily from outsourcing trust department data processing.

The other operating expense components of noninterest expense decreased $285 thousand or nearly 15 percent in 1997 compared to 1996. Nearly 70 percent of this decrease was due to a reduction in FDIC deposit insurance assessment. Other major decreases are noted in Trust and Investment Division consultant fees, travel expenses, and amortization of the premium on purchased deposits. The majority of the decrease in other operating expense in 1996 compared to 1995 was due to reductions in higher than normal charitable contributions in 1995 and amortization of the premium on purchased deposits.

The Company continues to emphasize the importance of strong budgetary controls and is committed to maintaining a level of noninterest expenses that keeps it in line with other businesses of similar size and volume of activity. Also, management continues to monitor expenses closely with emphasis on seeking out more efficient and cost effective ways to operate.

FINANCIAL CONDITION

Earning Assets

The Company, primarily through its banking subsidiary Southwest Georgia Bank, acts as a financial intermediary. As such, its financial condition should be considered in terms of how the Company manages its sources and uses of funds. During 1997, total average assets of $211 million increased $5.9 million, or
2.9 percent, compared to 1996.

The Company's earning assets, which include loans, investment securities, Federal Home Loan Bank deposits, and federal funds sold, averaged $197 million in 1997. This year's average earning assets represented a 3.5 percent increase from $190 million in 1996. The earning asset mix remained relatively stable during the year. For 1997, average earning assets were comprised of 59 percent loans, 37 percent investment securities, and 4 percent federal funds sold and Federal Home Loan Bank deposits. The ratio of earning assets to total assets increased during 1997 to 93.2 percent compared to 92.6 percent in 1996.
Factors which influenced this increase in ratio in 1997 were decreases in other real estate owned, cash, and due from bank balances.

Loans

Loans constitute the Company's largest group of earning assets and users of funds, and because of their importance, most of the other assets and liabilities are managed to accommodate the needs of the loan portfolio. During 1997, average net loans represented 59 percent of average earning assets and 55 percent of average total assets. Average total loans increased $3.9 million, or nearly 3.5 percent, in 1997. The 1997 loan growth resulted primarily from our relationship with Empire Financial Services, Inc. Loan demand from the local service area has been relatively flat for the past several years. In 1997, the loan category of commercial, financial, and agricultural loans decreased 7.4 percent from its December 31, 1996, level. Also, real estate loans increased 5.5 percent, while consumer loans decreased
2.5 percent from the level of the previous year.

As a result of the increase in loan growth, the ratio of total loans to total deposits at year end increased to 67.8 percent in 1997 from 67.2 percent in 1996. The mix of the loan portfolio for the 1997 year-end consisted of 30.9 percent of loans secured by 1-4 family residences, 2.8 percent of loans secured by multifamily residences, 6.1 percent of loans secured by farmland, and 35.4 percent of loans secured by nonfarm and nonresidential properties. Also, included in the mix of the loan portfolio were 14.7 percent of loans for other commercial, industrial, and agricultural purposes and 10.1 percent of loans to individuals for household, family, and other personal expenditures.

Allowance and Provision for Possible Loan Losses

The allowance for possible loan losses was $2.0 million, or 1.67 percent of total loans outstanding, at December 31, 1997. This level represented a $10 thousand decrease from the corresponding 1996 year-end amount, which was 1.73 percent of total loans outstanding. The provision for loan losses was $230 thousand in 1997, an increase from the prior year's provision by $50 thousand. This provision reflected management's assessment of the adequacy of the allowance for loan losses to absorb write-offs in the loan portfolio.

The Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as of January 1, 1995. This new accounting standard requires that a loan which meets the definition of impairment be measured at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, either at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The Company's management has not changed the lending practices and philosophy which have provided them with an exceptionally low charge-off record over the past several years. Also, management has an extensive loan review program in place which provides for the regular examination and evaluation of the risk elements within the loan portfolio. The adequacy of the allowance for loan losses is regularly evaluated based on the review of all significant loans, with particular emphasis on nonaccruing, past due, and other loans that management has identified as potential problems.

Nonperforming Assets

Nonperforming assets are defined as being all nonaccrual and renegotiated loans and other real estate acquired by foreclosure and held for sale. The level of nonperforming assets decreased $808 thousand comparing year-end 1997 to year-end 1996. Primarily, this decrease resulted from the sale of other real estate owned. Nonperforming assets were approximately $1.8 million, or
1.48 percent of total loans and other real estate, as of December 31, 1997, compared to $2.6 million, or 2.19 percent of total loans and other real estate, at year-end 1996.

Investment Securities and Federal Funds Sold

The Company's investment securities consist primarily of U.S. Government and U.S. Government agency securities. The investment portfolio serves several important functions for the Company, and investment decisions are designed to complement loan demand and satisfy pledging requirements in the most profitable way possible. The investment portfolio is a source of liquidity when loan demand exceeds funding availability or when deposit withdrawals exceed expectations. It is a vehicle for adjusting balance sheet sensitivity to cushion against adverse rate movements and is a means of improving profitability.

In November 1995, the Financial Accounting Standards Board ("FASB") released a special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities--Questions and Answers." This FASB guide provided financial institutions with a one-time opportunity to reclassify securities among the Trading, Available-for-Sale, and Held-to-Maturity accounts without calling into question the integrity of the classifications.

The Company reclassified $21 million of investment securities from the
Held-to-Maturity account to the Available-for-Sale account.   Also, the
Company took the opportunity to sell these Available-for-Sale account securities in order to reposition the investment portfolio at a higher yield. The Company's investment portfolio provides adequate liquidity by maintaining a portfolio with staggered maturities ranging from one to five years.

The total investment portfolio decreased to $66.8 million from $75.5 million comparing year-end 1997 to 1996, a decrease of $8.7 million, or 11.5 percent. This $8.7 million drop in the investment portfolio was invested in short-term interest-bearing time deposits with banks. The average total investment portfolio remained relatively flat at approximately $72.5 million for both 1997 and 1996.

During 1997, average total investment securities accounted for 37 percent of the average earning assets and 34 percent of the average total assets. At December 31, 1997, the investment securities held to maturity had a market value of $65.4 million and a carrying value of $64.6 million. The growth in securities available for sale was primarily attributed to a $750 thousand investment in stock of Empire Financial Services, Inc. As of December 31, 1997, both market and carrying values of securities available for sale were $1.4 million. The Company will continue to actively manage the size, components, and maturity structure of the investment securities portfolio. Future investment strategies will continue to be based on profit objectives, economic conditions, and efforts to maximize the balance sheet capacity.

Average federal funds sold and Federal Home Loan Bank deposits represented approximately 3.6 percent of the average earning assets for 1997 compared to
2.5 percent in 1996. These short-term money market investments were used by the Company as liquid investment vehicles for short-term funds.

Deposits and Other Interest-Bearing Liabilities

The Company's 1997 level of average deposits grew 2 percent from the previous year. Average deposits, the primary source of the Company's funds, increased $3.6 million during 1997 compared to 1996. The Company's average core deposits remained relatively stable at approximately 85 percent of average total deposits when compared to the previous year. Core deposits are defined as total deposits less public funds and time deposits of $100 thousand or
more.   This strong base of core deposits, which has a lower cost than purchased funds, provides funds for lending and investment activities. The average total deposits of $173.9 million increased slightly from the 1996
level of $170.4 million.   The majority of the average deposit growth occurred
in average time deposits, average noninterest-bearing deposits, and average individual retirement accounts partially offset by decreases in average savings account deposits. During 1997, the Company's deposit mix changed by shifting out of savings account deposits. This deposit mix change was primarily influenced by the higher rates being paid on certificates of deposit as compared to other interest-bearing deposits. At December 31, 1997, the Company had a total of $20.5 million in certificates of deposit with a value
of $100 thousand or more each.   This was a 5.4 percent increase from the
$19.4 million total in 1996.

The Company maintains some customers' funds as securities sold under agreements to repurchase. The 1997 average of $1.9 million of such funds represented a decrease of $116 thousand when compared to 1996. Also, the Company continues to borrow $1.5 million at a fixed rate for one year from the Federal Home Loan Bank to support its community investment program lending.

Long-term debt remained stable at $8 million comparing December 31, 1997, to year-end 1996. This source of funds from the Federal Home Loan Bank provides funding for the Company to support its longer-term residential mortgage lending.

Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, the Company's cash flows are generated from interest and fee income as well as from loan repayments and the maturity or sale of other earning assets. In addition, liquidity is continuously provided through the acquisition of new deposits and borrowings or the rollover of maturing deposits and borrowings. Many factors affect the ability to accomplish these liquidity objectives successfully including the economic environment, the Company's asset/liability mix, and the Company's overall reputation and credit standing in the marketplace.

The Consolidated Statement of Cash Flow details the Company's cash flow from operating, investing, and financing activities. During 1997, operating activities generated cash flow of $3.0 million, while financing activities provided $1.7 million. Investing activities consumed $6.0 million of this, resulting in a net decrease in cash and cash equivalents of $1.3 million. Generally, growth in loans has been funded by an increase in deposits. Excess cash from acquired deposits that was not used to meet loan demand was invested in securities. Cash produced from operations continues to provide cash primarily for the payment of dividends and repayment of long-term debt.

Liability liquidity represents the Company's ability to renew or replace its short-term borrowings and deposits as they mature or are withdrawn. The Company's deposit mix includes a significant amount of core deposits which are defined as total deposits less public funds and time deposits of $100 thousand or more. These funds are stable in that they are, generally, accounts of individual customers who are concerned not only with rates paid but with the value of services received, such as efficient operations performed by helpful personnel. Total core deposits represented 85.2 percent of total deposits at December 31, 1997, compared to 85.6 percent in 1996.

Asset liquidity is provided in the course of ordinary business activity from cash received from interest and fee payments as well as from maturing loans and investments. Additional sources include marketable securities and short-term investments which can be easily converted to cash without significant loss. The Company's investment securities maturing within one year or less amounted to $21.5 million at December 31, 1997. This represented
33.3 percent of the investment securities portfolio held to maturity.

The Company's management is not aware of any known trends, events, or uncertainties that would have or that are reasonably likely to have a material effect on the Company's liquidity or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have such an effect.

Capital Resources and Dividends

Capital adequacy, a measure of the amount of capital needed to sustain asset growth, continues to be a point of concentrated interest for the entire banking industry. The Company continues to maintain a healthy level of capital adequacy as measured by its average equity to average assets ratio of
11.3 percent in 1997 and 10.4 percent in 1996.

The Federal Reserve Board has issued guidelines regarding risk-based capital requirements for U.S. banks and bank holding companies. Overall, these guidelines redefine the components of capital, require higher levels of capital for higher risk assets and lower levels of capital for lower risk assets, and include certain off-balance-sheet items in the calculation of capital requirements. The risk-based capital regulations require banks to maintain an 8 percent ratio of which 4 percent must consist primarily of tangible common shareholders' equity (tier one capital). At year-end 1997, the Company was well in excess of the minimum requirements under the guidelines with a total risk-based capital ratio of 21.61 percent, a tier one risk-based capital ratio of 20.35 percent, and a leverage ratio of 11.80 percent.

The following table presents the risk-based capital and leverage ratios for year-end 1997 and 1996 in comparison to the minimum regulatory guidelines:

                                                         Minimum
  Risk-Based          December 31,     December 31,     Regulatory
Capital Ratios           1997             1996          Guidelines
Tier One Risk-Based     20.35%           19.23%           4.00%
Total Risk-Based        21.61%           20.49%           8.00%
 Leverage               11.80%           10.97%           3.00%

On August 30, 1996, the Company listed its common stock with the American Stock Exchange. Prior to this listing, the Company had no established public trading market to sell its common stock. The company's common stock opened its trading at $15 1/2 per share. As set forth in the table below, in 1997 the Company's stock traded as high as $20 1/2, and the closing price at year-end was $20 3/8 per share.

Common Stock Market Prices
                                           1997
For the Quarter          Fourth      Third      Second       First
High . . . . . . . . ..$ 20 1/2    $ 18       $ 18 7/8    $ 18 1/2
Low . . . . . . . .      17 5/8      17 1/8     15 7/8      16

The principal market for trading of the common stock is the American Stock Exchange under the symbol SGB.

As of December 31, 1997, there were 558 holders of record of the Company's common stock. The quarterly cash dividends paid on the Company's common stock totaled $.40 in 1997. Semi-annual cash dividends of $.32 per share were paid in 1996. The Company has a policy objective of paying out a portion of earnings in dividends to its shareholders. The Company's dividend paid was $1,024.3 thousand in 1997 and $818.1 thousand in 1996. In addition, during the third quarter of 1996, the Company issued a two-for-one stock split. The Company intends to continue paying dividends. However, the amount and frequency of dividends will be determined by the Company's Board of Directors in light of the earnings, capital requirements, and financial condition of the Company, and no assurance can be given that dividends will be declared in the future. The primary source of funds available to the parent company is the payment of dividends by its subsidiary bank. Federal and State banking laws restrict the amount of dividends that can be paid without regulatory approval. The Southwest Georgia Bank has paid cash dividends on an annual, semi-annual or quarterly basis on common stock for the past seventy consecutive years.

The Company's management is not aware of any current recommendation by the regulatory authorities which, if they were to be implemented, would have a material effect on the Company's capital resources.



    Quantitative and Qualitative Disclosures About Market Risk

                        December 31, 1997


The Company's primary market risk lies within its exposure to interest rate movement.  The Company has no foreign currency exchange rate risk,
commodity price risk, or any other material  market risk.   The Company has
no trading investment portfolio. As a result, it does not hold any market risk sensitive instruments which would be subject to a trading environment which is characterized by volatile short-term movements in interest rates. Also, the Company has no interest rate swaps or other derivative instruments which are either designated and effective as hedges or which modify the interest rate characteristics of specified assets or liabilities. The Company's primary source of earnings, net interest income, can fluctuate with significant interest rate movements. To lessen the impact of these movements, the Company seeks to maximize net interest income while remaining within prudent ranges of risk by practicing sound interest rate sensitivity management. The Company attempts to accomplish this objective by structuring the balance sheet so that the differences in repricing opportunities between assets and liabilities are minimized. Interest rate sensitivity refers to the responsiveness of earning assets and interest-bearing liabilities to changes in market interest rates. The Company's interest rate risk management is carried out by the Asset/Liability Management Committee which operates under policies and guidelines established by management. The Company maintains an investment portfolio which staggers maturities and provides flexibility over time in managing exposure to changes in interest rates. Any imbalances in the repricing opportunities at any point in time constitute a financial institution's interest rate sensitivity.

                                      Interest Rate Sensitivity
                                          December 31, 1997
                                  Expected Maturity/Repricing Dates
                                                            (Dollars in thousand)
                                                                                 2003 &            Fair
                                      1998     1999     2000     2001     2002   Beyond    Total   Value
Financial Assets:
Short-term Investments              $14,304  $        $        $        $       $        $14,304  $14,304
  Average interest rate               5.50%                                                5.50%

Securities available for sale                                                     2,185    2,185    2,185
  Average interest rate                                                          15.64%   15.64%

Securities held to maturity          21,514   14,118   19,078    7,081   1,070    1,780   64,641   65,350
  Average interest rate               6.13%    6.82%    6.52%    6.31%   6.73%    7.73%    6.47%

Fixed-rate loans                      4,334    2,320    2,960    3,112   4,076   36,267   53,069   52,624
  Average interest rate              10.83%   12.94%   11.36%   10.75%   9.60%    9.83%   10.17%

Variable-rate loans                  63,705    2,000      770                             66,475   65,522
  Average interest rate              10.00%    8.10%   10.26%                              9.95%

Financial Liabilities:
Time deposits                        85,523    7,005    1,577      974   1,030            96,109   96,910
  Average interest rate               5.58%    5.73%    6.17%    6.08%   6.15%             5.61%

Other interest-bearing deposits*     58,960                                               58,960   58,960
  Average interest rate               2.55%                                                2.55%

Short-term borrowings                 2,800                                                2,800    2,801
  Average interest rate               5.78%                                                5.78%

Long-term debt                                                           8,000             8,000    8,059
  Average interest rate                                                  6.02%             6.02%

Unrecognized Financial Instruments:
Commitments to extend credit         25,784                                               25,784   25,784
Standby letters of credit                45                                                   45       45

* Interest-bearing deposits with no maturity

The table above provides information about the Company's financial assets and liabilities that are sensitive to changes in interest rates. For each financial asset and liability listed above, the table presents principal cash flows and related weighted average interest rates by expected maturity or the earliest possible repricing opportunity dates.

The Company uses a number of tools to measure interest rate risk. One of the indicators for the Company's interest rate sensitivity position is the measurement of the difference between its rate-sensitive assets and rate-sensitive liabilities, which is referred to as the "gap." A gap analysis displays the earliest possible repricing opportunity for each asset and liability category based upon contractual maturities and repricing. At year-end 1997, the Company's one-year cumulative rate-sensitive assets represented 109 percent of the cumulative rate-sensitive liabilities compared to 95 percent for 1996. This change in the cumulative gap is a result of the Company's management of its exposure to interest rate risk. In a flat rate environment, the Company has become more asset-sensitive at one year. This position will be profitable to the Company by repricing assets more frequently than liabilities if interest rates increase. During the past few years, the Company's exposure to interest rate risk declined as a result of the Company acquiring long-term funds from the Federal Home Loan Bank for a fixed rate of interest to help support real estate mortgage lending. However, since all interest rates and yields do not adjust at the same velocity, the interest rate sensitivity gap is only a general indicator of the potential effects of interest rate changes on net interest income. The Company's asset and liability mix is monitored to ensure that the effects of interest rate movements in either direction are not significant over time.