Form 10-K, Exhibit 13
period 1997-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 1998-03-30
CIK 315849

SOUTHWEST GEORGIA FINANCIAL CORPORATION

                          MOULTRIE, GEORGIA

                             __________







                   CONSOLIDATED FINANCIAL STATEMENTS

             for the years ended December 31, 1997 and 1996

                             C O N T E N T S
                               __________


                                                                  Pages

                    Independent Auditor's Report                     63


                    Consolidated Financial Statements:

                    Balance Sheets                                   64

                    Statements of Income                             65

                    Statements of Changes in Stockholders' Equity    66

                    Statements of Cash Flows                         67

                    Notes to Financial Statements                 68-86

                        INDEPENDENT AUDITOR'S REPORT

                The Directors and Stockholders of Southwest
                        Georgia Financial Corporation

We have audited the consolidated balance sheets of Southwest Georgia Financial Corporation and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Georgia Financial Corporation and Subsidiary at
December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended
December 31, 1997, in conformity with generally accepted accounting principles.



Albany, Georgia
January 23, 1998

                 SOUTHWEST GEORGIA FINANCIAL CORPORATION
                        CONSOLIDATED BALANCE SHEETS
                         December 31, 1997 and 1996
                                __________
                                                         1997              1996
ASSETS
Cash and due from banks                            $   6,067,222     $   7,353,763
Interest-bearing deposits with banks                  12,178,724         1,231,827
Federal funds sold                                     2,125,000         2,010,000
Investment securities available for
  sale, at fair value                                  2,184,531         1,425,443
Securities to be held to maturity (estimated
  fair value of $65,350,520 and $74,571,643)          64,640,817        74,054,756
Loans, less allowance for loan losses
  of $1,998,822 and $2,008,655                       117,545,273       114,200,228
Premises and equipment, net                            3,925,835         3,333,961
Other assets                                           5,289,259         5,873,453

Total assets                                       $ 213,956,661     $ 209,483,431

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits:
    Non-interest bearing                           $  21,366,320     $  22,023,134
    NOW accounts                                      35,497,778        33,611,501
    Money market                                       9,719,999        11,642,438
    Savings                                           13,742,235        14,407,557
    Certificates of deposit
      $100,000 and over                               20,484,022        19,440,345
    Other time accounts                               75,625,128        71,744,099

      Total deposits                                 176,435,482       172,869,074

  Federal funds purchased and securities
    sold under repurchase agreements                   1,300,300         2,176,946
  Other borrowed funds                                 1,500,000         1,500,000
  Long-term debt                                       8,000,000         8,000,000
  Other liabilities                                    1,804,814         2,424,097

      Total liabilities                              189,040,596       186,970,117

Stockholders' equity:
  Common stock - par value $1; authorized
    5,000,000 shares; issued 3,000,000 shares          3,000,000         3,000,000
  Capital surplus                                      2,029,134         2,010,046
  Retained earnings                                   22,294,875        19,918,917
  Treasury stock 437,808 shares for
    1997 and 439,209 for 1996, at cost              (  2,407,944)      ( 2,415,649)

      Total stockholders' equity                      24,916,065        22,513,314

      Total liabilities and stockholders' equity   $ 213,956,661     $ 209,483,431

The accompanying notes are an integral part of these financial statements.

                      SOUTHWEST GEORGIA FINANCIAL CORPORATION

                         CONSOLIDATED STATEMENTS OF INCOME
               for the years ended December 31, 1997, 1996, and 1995
                                                 1997           1996           1995
Interest income:
  Interest and fees on loans               $  12,622,438  $  12,292,142  $  12,392,666
  Interest and dividends on securities:
    Taxable                                    4,869,254      4,624,018      4,265,179
    Tax exempt                                    18,750         37,500         37,500
  Interest on deposits in banks                  282,736        151,028        233,825
  Interest on other short-term investments       101,375        103,864        163,306

        Total interest income                 17,894,553     17,208,552     17,092,476

Interest expense:
  Deposits                                     6,668,404      6,523,468      6,553,867
  Other borrowings                               679,018        688,037        688,544

        Total interest expense                 7,347,422      7,211,505      7,242,411

        Net interest income                   10,547,131      9,997,047      9,850,065

Provision for loan losses                        230,000        180,000        260,000

        Net interest income after
          provision for loan losses           10,317,131      9,817,047      9,590,065

Noninterest income:
  Service charges on deposit accounts            907,006        867,332        820,989
  Fees for trust services                        246,951        240,975        208,985
  Net losses on sale of securities held
    to maturity                                       -              -    (   132,908)
  Other income                                   356,957        381,106        349,740

        Total noninterest income               1,510,914      1,489,413      1,246,806

Noninterest expense:
  Salaries and employee benefits               3,957,095      3,555,217      3,373,162
  Occupancy expense                              382,241        380,696        364,855
  Equipment expense                              424,781        423,914        322,802
  Data processing expense                        352,904        326,664        312,644
  Other operating expenses                     1,621,788      1,906,842      1,959,304

        Total noninterest expenses             6,738,809      6,593,333      6,332,767

        Income before income taxes             5,089,236      4,713,127      4,504,104

Provision for income taxes                     1,663,200      1,621,000      1,555,200

        Net income                          $  3,426,036   $  3,092,127   $  2,948,904

Earnings per share of common stock:
  Net income, basic and diluted             $       1.34   $       1.21   $       1.16
  Weighted average shares outstanding          2,561,025      2,557,474      2,545,622
                                  -65-

The accompanying notes are an integral part of these financial statements.





                   SOUTHWEST GEORGIA FINANCIAL CORPORATION

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           for the years ended December 31, 1997, 1996, and 1995
                                                                                    Total
                              Common      Capital      Retained     Treasury     Stockholders'
                              Stock       Surplus      Earnings       Stock         Equity
Balance at December 31,
  1994                    $ 3,000,000  $ 1,913,216  $ 15,333,400  $ (2,539,592)  $ 17,707,024

Net income                         -            -      2,948,904            -       2,948,904

Sale of treasury stock             -        47,851            -         91,223        139,074

Cash dividend declared
  $.31 per share                   -            -    (   790,078)           -     (   790,078)

Balance at December 31,
  1995                      3,000,000    1,961,067    17,492,226    (2,448,369)    20,004,924

Net income                         -            -      3,092,127            -       3,092,127

Sale of treasury stock             -        48,979            -         32,720         81,699

Cash dividend declared
  $.26 per share                   -            -    (   665,436)           -     (   665,436)

Balance at December 31,
  1996                      3,000,000    2,010,046    19,918,917    (2,415,649)    22,513,314

Net income                         -            -      3,426,036            -       3,426,036

Sale of treasury stock             -        19,088            -          7,705         26,793

Cash dividend declared
  $.41 per share                   -            -    ( 1,050,078)           -     ( 1,050,078)

Balance at December 31,
  1997                    $ 3,000,000  $ 2,029,134  $ 22,294,875  $ (2,407,944)  $ 24,916,065

The accompanying notes are an integral part of these financial statements.

            SOUTHWEST GEORGIA FINANCIAL CORPORATION

             CONSOLIDATED STATEMENTS OF CASH FLOWS
      for the years ended December 31, 1997, 1996, and 1995
                                                         1997           1996           1995
Cash flows from operating activities:
  Net income                                       $  3,426,036   $  3,092,127   $  2,948,904
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Provision for loan losses                           230,000        180,000        260,000
    Depreciation                                        431,451        447,618        353,385
    Amortization of intangible assets                        -              -             396
    Net amortization and accretion of investment
      securities                                    (    60,871)        16,564         96,311
    Net realized loss on sale of securities
      held to maturity                                       -              -         132,908
    Net loss (gain) on sale and disposal of assets  (     8,149)        13,406    (    15,110)
  Changes in:
    Other assets                                    (   345,629)   (   182,157)   ( 1,851,481)

    Other liabilities                               (   619,283)       185,039        452,880

      Net cash provided by operating activities       3,053,555      3,752,597      2,378,193

Investing activities:
  Proceeds from maturities of securities held
    to maturity                                      17,530,000     11,000,000     34,312,969
  Purchases of securities held to maturity          ( 8,055,191)   (15,051,777)   (42,216,016)
  Net change in other short-term investments        (   874,088)   ( 2,042,600)     2,549,000
  Net change in loans                               ( 3,575,045)        72,953      1,553,951
  Purchase of premises and equipment                ( 1,023,324)   (   533,604)    (1,072,772)
  Proceeds from sales of other assets                   937,971        483,688      1,163,769
  Net (increase) decrease in interest bearing
    deposits with banks                             (10,946,897)     3,184,768     (1,222,601)

        Net cash used for investing activities      ( 6,006,574)   ( 2,886,572)    (4,931,700)

Financing activities:
  Net change in deposits                              3,566,408    (   940,882)     3,594,525
  Net change in federal funds purchased and
    securities sold under repurchase agreements     (   876,646)       366,946     (1,428,000)
  Cash dividends declared                           ( 1,050,078)   (   665,436)    (  790,078)
  Proceeds from sale of treasury stock                   26,794         81,699        139,074

        Net cash provided by (required for)
          financing activities                        1,666,478    ( 1,157,673)     1,515,521
Increase (decrease) in cash and due from bank       ( 1,286,541)   (   291,648)    (1,037,986)

Cash and due from banks - beginning of year           7,353,763      7,645,411      8,683,397

Cash and due from banks - end of year              $  6,067,222   $  7,353,763   $  7,645,411

Cash paid during the year for:
  Income taxes                                     $  1,912,592   $  1,294,500   $  1,577,750
  Interest paid                                    $  7,390,423   $  7,218,992   $  7,101,621
                                  -67-

The accompanying notes are an integral part of these financial statements.




         SOUTHWEST GEORGIA FINANCIAL CORPORATION

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies

The accounting and reporting policies of Southwest Georgia Financial Corporation and Subsidiary (The Corporation) conform to generally accepted accounting principles and to general practices within the banking industry.

The following is a description of the more significant of those policies.

Principles of Consolidation

The consolidated financial statements include the accounts of Southwest Georgia Financial Corporation and its wholly owned Subsidiary, Southwest Georgia Bank (formerly known as Moultrie National Bank). All significant intercompany accounts and transactions have been eliminated in the consolidation.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with these evaluations, management obtains independent appraisals for significant properties.

A substantial portion of the Corporation's loans are secured by real estate located primarily in Georgia. Accordingly, the ultimate collection of these loans is susceptible to changes in the real estate market conditions of this market area.

Securities Held To Maturity

Investments in debt securities are accounted for as securities to be held to maturity. The Corporation has the positive intent and ability to hold these debt securities to maturity. Investments are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity. Gains or losses on the sale of investment securities are recognized upon disposition of the related security.

A decline in the market value of any held-to-maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


1.Summary of Significant Accounting Policies, Continued

Securities Available For Sale

Securities classified as available for sale are those debt and equity securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation, computed on straight-line or accelerated rates over the estimated useful lives of the assets. The range of estimated useful lives for buildings and improvements is 15 to 40 years, and for furniture and equipment, 3 to 10 years.

Loans and Allowances for Loan Losses

Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income is credited to income based on the principal amount outstanding at the respective rate of interest except for interest on certain installment loans made on a discount basis which is recognized in a manner that results in a level-yield on the principal outstanding.

Accrual of interest income is discontinued on loans when, in the opinion of management, collection of such interest income becomes doubtful. Accrual of interest on such loans is resumed when, in management's judgement, the collection of interest and principal becomes probable.

Fees on loans and costs incurred in origination of most loans are recognized at the time the loan is placed on the books. Because loan fees are not significant, the results on operations are not materially different than the results which would be obtained by accounting for loan fees and costs in accordance with generally accepted accounting principles.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collection of the principal is unlikely. The allowance is an amount which management believes will be adequate to absorb estimated losses on existing loans that may become

Loans and Allowances for Loan Losses, Continued

uncollectible based on evaluation of the collectibility of loans and prior loss experience. This evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolios, current economic conditions that may affect the borrowers ability to pay, overall portfolio quality and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based upon changes in economic conditions. Also, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgements of information available to them at the time of their examination.

Effective January 1, 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan as Amended by SFAS No. 118", "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". A loan is impaired when, based on current information, it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS No. 115 and No. 118 had no significant impact on the consolidated financial statements.

Earnings Per Share

Effective January 1, 1997, the Corporation adopted SFAS No. 128 "Earnings Per Share". The new standard simplifies the standards for computing earnings per share and requires presentation of two new amounts, basic and diluted earnings per share.

Earnings per share are based on the weighted average number of common shares outstanding during the year. All share and per share data have been adjusted to reflect the 1996 two-for-one split effected in the form of a stock dividend.

Retirement Plans

The Corporation and its subsidiary have pension plans covering substantially all employees. The Corporation makes annual contributions to the plans in amounts not exceeding the regulatory requirements.

Income Taxes

The Corporation and its subsidiary file a consolidated income tax return. The subsidiary provides for income taxes based on its contribution to income taxes (benefits) of the consolidated group.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not than some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws on the date of enactment.

Recent Accounting Pronouncements

During 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This new standard became effective on January 1, 1997, and required the Corporation to disclose the fair value of certain assets obtained or liabilities incurred in transfers of financial assets during the year. However, FASB issued SFAS No. 127 to extend the time for disclosing certain transfer provisions included in SFAS No. 125 until after December 31, 1997. Management does not expect this new standard to have a material impact on the consolidated financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Corporation considers cash and due from banks to include cash on hand and amounts due from banks, including interest-bearing and noninterest-bearing deposits in other banks.

Trust Department

Trust income is included in the accompanying consolidated financial statements on the cash basis in accordance with established industry practices. Reporting of such fees on the accrual basis would have no material effect on reported income.



        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.Investment Securities

Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The carrying amounts of securities as shown in the consolidated balance sheets and their estimated fair values at December 31 were as follows:

Securities Available For Sale:
                            Carrying   Unrealized     Unrealized    Estimated
                             Amount       Gains         Losses      Fair Value
   December 31, 1997

Equity securities       $  2,184,531  $       -      $       -     $  2,184,531

   December 31, 1996

Equity securities       $  1,425,443  $       -      $       -     $  1,425,443

Securities Held To Maturity:
                            Carrying     Unrealized    Unrealized     Estimated
                             Amount        Gains        Losses        Fair Value
  December 31, 1997

U. S. Treasury and
    U. S. Government
    Agency Securities   $ 62,560,817     $ 575,675     $ 48,341    $ 63,088,151
State and municipal
    securities             2,080,000       182,369          -       2,262,369

      Total             $ 64,640,817     $ 758,044     $ 48,341    $ 65,350,520

  December 31, 1996

U. S. Treasury and
    U. S. Government
    Agency Securities   $ 71,474,756     $ 683,765    $ 299,664    $ 71,858,857
State and municipal
    securities             2,580,000       132,786          -         2,712,786

      Total             $ 74,054,756     $ 816,551    $ 299,664    $ 74,571,643

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.Investment Securities, Continued

At December 31, 1997 and 1996, securities with a par value of $24,821,000 and $24,622,000, respectively were pledged as collateral for public deposits and other purposes as required by law.

There were no investments in obligations of state and municipal subdivisions which exceeded 10 percent of the Corporation's stockholders' equity at December 31, 1997.

The carrying amount and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                  Estimated
                                               Carrying Amount    Fair Value
Due in one year or less                          $ 21,514,220    $ 21,542,511
Due from one to five years                         41,246,597      41,752,493
Due from five to ten years                            430,000         462,048
Due in over ten years                               1,450,000       1,593,468

       Total debt securities                     $ 64,640,817    $ 65,350,520

Under special provisions adopted by the Financial Accounting Standards Board in October 1995, the Corporation disposed of some investments from securities held to maturity for $21,062,969 which resulted in a realized loss of $132,908.

3.Loans and Allowance for Loan Losses

The composition of the Corporation's loan portfolio at December 31, 1997, 1996 and 1995 was as follows:

                                         1997           1996           1995
Commercial, financial
  and agricultural loans         $  17,075,784   $  18,449,820   $  17,706,016
Real estate mortgage loans          90,110,529      85,338,178      87,318,792
Other loans                            448,264         208,474          44,698
Consumer loans                      12,052,186      12,369,282      11,700,379

       Loans outstanding           119,686,763     116,365,754     116,769,885
Unearned discount                 (    142,668)   (    156,871)   (    177,172)
Allowance for loan losses         (  1,998,822)   (  2,008,655)   (  2,139,532)

       Net loans                 $ 117,545,273   $ 114,200,228   $ 114,453,181

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


3.Loans and Allowance For Loan Losses, Continued

The Corporation's only significant concentration of credit at December 31, 1997, occurs in real estate loans which totaled approximately $90 million. However, this amount is not concentrated in any specific market or geographic area.

In the normal course of business, the Corporation's banking subsidiary has made loans at prevailing interest rates and terms to directors and executive officers of the Corporation and its subsidiary, and to their affiliates. The aggregate indebtedness to the Bank of these related parties approximated $1,170,000 and $995,000, at December 31, 1997 and 1996, respectively. During 1997, approximately $457,000 of such loans were made and repayments totaled approximately $238,000. None of these loans were restructured, nor were any related party loans charged off during 1997.

Changes in the allowance for loan losses are as follows:

                                      1997           1996         1995
Balance, January 1               $ 2,008,655    $ 2,139,532    $ 2,028,323
Provision charged to operations      230,000        180,000        260,000
Loans charged off                 (  313,773)    (  370,608)    (  213,527)
Recoveries                            73,940         59,731         64,736

Balance, December 31             $ 1,998,822    $ 2,008,655    $ 2,139,532

Loans placed on non-accrual status amounted to $107,420 at December 31, 1997. Past due loans over ninety days amounted to $385,884.

4.Bank Premises and Equipment

The amounts reported as bank premises and equipment are as follows:

                                                 1997           1996
Land                                         $ 1,092,248    $   533,434
Building                                       3,499,588      3,233,040
Furniture and equipment                        2,983,683      2,760,818
                                               7,575,519      6,527,292
Less accumulated depreciation                 (3,649,684)    (3,193,331)

       Total                                 $ 3,925,835    $ 3,333,961

Depreciation of premises and equipment was $431,451, $447,618 and $353,385 in 1997, 1996 and 1995, respectively.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


5.Deposits

At December 31, 1997, the scheduled maturities of CDs are as follows:

1998                $ 85,523,000
1999                   7,276,000
2000                   1,305,000
2001                     975,000
2002 and thereafter    1,030,000

       Total        $ 96,109,000

6.Short-Term Borrowings

Federal funds purchased generally mature within one to four days.
Securities sold under repurchase agreements mature within one year or less. Other borrowed funds consist of a Federal Home Loan Bank advance with interest at 6.05% due May 1998.

The Federal Reserve Board requires that banks maintain reserves based on their average deposits in the form of vault cash and average deposit balances at the Federal Reserve Banks. For the year ended December 31, 1997, the Corporation's subsidiary banks' reserve requirements averaged approximately $1,598,000.

Information concerning federal funds purchased, securities sold under repurchase agreements, and Federal Home Loan Bank advances is summarized as follows:

                                             1997            1996            1995
Average balance during the year         $ 3,439,712     $ 3,567,352     $ 3,729,504
Average interest rate during the year         5.73%           5.69%           5.72%
Maximum month-end balance during
     the year                           $ 5,312,246     $ 5,075,306     $ 3,810,000

7.Long-Term Debt

Long-term debt of $8,000,000 at December 31, 1997 consisted of borrowings from the Federal Home Loan Bank. The money was borrowed to provide funding to support residential mortgage lending. The funds were financed for eight years at a fixed rate of 6.02 percent and are collateralized by the Corporation's investment securities. The borrowings can be repaid any time subject to an interest penalty, if the future borrowing rates are lower than the acquired borrowing rate.

No required annual principal payments on long-term debt are due for the three years subsequent to December 31, 1997. The Federal Home Loan Bank borrowing is due December 15, 2001.




        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



8.Employee Benefits Plans

Pension Plan

The Bank has a noncontributory defined benefit pension plan which covers all employees who have attained the age of 21 years and completed one year of continuous service. The Bank is providing for the cost of this plan as benefits are accrued based upon actuarial determinations employing the aggregate funding method.

The table of actuarially computed benefit obligations and net assets of the Plan at December 31, 1997, 1996, and 1995 is presented below.

                                             1997           1996            1995
Actuarial present value of
  benefit obligations:
  Accumulated benefit obligation,
     including vested benefits
     of $3,338,100, $2,872,300,
     and $2,501,000 for 1997,
     1996, and 1995, respectively         $ 3,487,900    $ 3,082,600    $ 2,649,000

Projected benefit obligation for
  service rendered to date                $(4,109,800)   $(3,605,300)   $(3,283,000)
Plan assets at fair value, primarily
  bond and mutual funds                     4,111,054      3,705,000      3,492,000

       Plan assets in excess of
        projected benefit obligation            1,254         99,700        209,000

Prepaid pension cost                      $     1,254    $    99,700    $   209,000


Net pension cost of 1997, 1996, and 1995
  included the following components:
  Service cost - benefits earned during
    the period                            $   216,800    $   197,500    $   182,915
Interest cost on projected benefit
  obligations                                 254,400        279,400        219,400
Actual return on plan assets               (  175,448)    (  175,400)    (  339,549)

       Net periodic pension cost          $   295,752    $   301,500     $   62,766




        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued




8.Employee Benefits Plans, Continued

Pension Plan, Continued

Assumptions used to determine net periodic pension costs as of December 31, 1997, 1996, and 1995 respectively were:

                                                   1997     1996     1995
Discount rates                                     7.75%    7.75%    7.75%
Rates of increase in compensation levels           6.00%    6.00%    6.00%
Expected long-term rate of return on plan assets   7.25%    7.75%    7.75%

At December 31, 1997, the plan assets included cash and cash equivalents,
U. S. Treasury Bonds and Notes and investment in other government agencies.

Employee Stock Ownership Plan

The Corporation has a nondiscriminatory Employee Stock Ownership Plan and Trust to be administered by an independent trustee. The plan was established to purchase and hold Southwest Georgia Financial Corporation stock for all eligible employees. Contributions to the plan are made solely by the Corporation and are at the discretion of the Board of Directors. The contributions were $381,944 in 1997, $354,659 in 1996, and $348,595 in 1995.

Directors Deferred Compensation Plan

The Corporation has a voluntary deferred compensation plan for the Board of Directors administered by an insurance company. The plan stipulates that if a director participates in the Plan for four years, the Bank will pay the director future monthly income for ten years beginning at normal retirement age, and that the Bank will make specified monthly payments to the director's beneficiaries in the event of his or her death prior to the completion of such payments. The plan is funded by actual life insurance policies with the Bank as the named beneficiary.




        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



8.Employee Benefits Plans, Continued

Directors and Executive Officers Stock Purchase Plan

The Corporation has adopted a stock purchase plan for the executive officers and directors of Southwest Georgia Financial Corporation. The stock offering is exempt under the Securities Act of 1933 Regulation D and additionally exempt under Georgia law.

Under the plan, participants may elect to contribute up to $500 monthly of salary or directors fees and receive company common stock with an aggregate value of 1.5 times their contribution. The expense incurred during 1997, 1996, and 1995 on the part of the corporation totaled $44,941, $27,550 and $24,900 respectively.

Stock Option Plan

Effective March 19, 1997, the Company has established a key individual stock option plan which provides for the issuance of options to key employees and directors of the Company. In April 1997, the plan was approved by the Company's shareholders and it will be effective for ten years. A maximum of 150,000 shares of common stock have been authorized for issuance with respect to options granted under the plan. No options have been granted under the plan to any employee or director as of December 31, 1997. The plan provides for the grant of incentive stock options and nonqualified stock options to key employees of the Company. The plan will be administered by the Personnel Committee of the Board of Directors.

Dividend Reinvestment and Share Purchase Plan

On April 23, 1997, the Company's Board of Directors approved a dividend reinvestment and share purchase plan. The purpose of the plan is to provide shareholders of record of the Company's common stock, who elects to participate in the plan, with a simple and convenient method of investing cash dividends and voluntary cash contributions in shares of the common stock without payment of any brokerage commissions or other charges. Eligible participants may purchase common stock through automatic reinvestment of common stock dividends on all or partial shares and make additional voluntary cash payments of not less than $25 nor more than $2,500, in the aggregate, for each calendar year. The participant's price of common stock purchased with dividends or voluntary cash payments will be the average price of all shares purchased in the open market, or if issued from unissued shares or treasury stock the price will be the average of the high and low sales price of the stock on the American Stock Exchange on the dividend payable date. During the year ended December 31, 1997, 2,815 shares were issued through the plan at an average of $18.33 per share.





        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



9.Income Taxes

Components of income tax expense for 1997, 1996, and 1995 are as follows:

                                      1997           1996           1995
Current payable                  $ 1,639,100    $ 1,576,800    $ 1,484,200
Deferred taxes                        24,100         44,200         71,000

     Total income taxes          $ 1,663,200    $ 1,621,000    $ 1,555,200

The reasons for the difference between the federal income taxes in the consolidated statements of income and the amount computed by applying the statutory federal income tax rate to income taxes are as follows:

                                           1997          1996          1995
Taxes at statutory income tax rate     $ 2,035,694   $ 1,885,251   $ 1,801,642
Reductions in taxes resulting
  from the exempt income                (   11,567)   (   19,063)   (   20,719)
Other timing differences                (  360,927)   (  245,188)   (  225,723)

       Total income taxes              $ 1,663,200   $ 1,621,000   $ 1,555,200

The sources of timing differences for tax reporting purposes and the related deferred taxes recognized in 1997, 1996, and 1995 are summarized as follows:

                                        1997           1996           1995
Accretion of discount (net
  of maturities)                 $      80,000   $     83,400   $      90,000
Nonqualified retirement
  plan contribution               (      9,300)            -               -
Gain on disposition of
  discounted bonds                (     46,600)   (    39,200)   (     19,000)

       Total deferred taxes      $      24,100   $     44,200   $      71,000

10.Related Party Transactions

The Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation presently holds 469,997 shares of the Corporation's stock of which no shares have been pledged.




        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


11.Commitments, Contingent Liabilities and Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, various claims and lawsuits are pending against the Corporation. Management, after reviewing with counsel all actions and proceedings, considers that the aggregate liability or loss, if any, resulting therefrom will not be material.

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own risk exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit in the form of loans or through letters of credit. The instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract or notional amounts of the instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

Commitments to extend credit are contractual obligations to lend to a customer as long as all established contractual conditions are satisfied. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by a customer.

Standby letters of credit and financial guarantees are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Standby letters of credit and financial guarantees are generally terminated through the performance of a specified condition or through the lapse of time.

                                  <79>

The Corporation's exposure to credit loss in the event of nonperformance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual or notional amounts of these instruments. As these off-balance-sheet financial instruments have essentially the same credit risk involved in extending loans, the Corporation generally uses the same credit and collateral policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate contracts, the notional amount does not represent exposure to credit loss. Instead, the amount potentially subject to credit loss is substantially less. Since many of the commitments to extend credit and standby letters of credit are expected to expire without being drawn upon, the contractual or notional amounts do not represent future cash requirements.


        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


11.Commitments, Contingent Liabilities and Financial Instruments With Off-Balance-Sheet Risk, Continued

The contractual or notional amounts of financial instruments having credit risk in excess of that reported in the Consolidated Balance Sheets are as follows:

                                      December 31, 1997    December 31, 1996
Financial instruments whose contract
  amounts represent credit risk:
  Commitments to extend credit          $ 25,784,000          $ 20,465,178
  Standby letters of credit and
     financial guarantees               $     45,000          $     45,000

12.Disclosures About Fair Value of Financial Instruments

The following information and tables present the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1997 and 1996. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. Those techniques can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

Cash and Short-Term Investments

For those short-term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

For U. S. Government and U. S. Government Agency securities, fair values are based on market prices or dealer quotes. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities as the basis for a pricing matrix.

Loans

For all homogenous categories of loans, the fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.



        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


12.Disclosures About Fair Value of Financial Instruments, Continued

Deposits

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at December 31, 1997. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings and Securities Sold Under Repurchase Agreements

For those short-term borrowings, the carrying amount is a reasonable estimate of fair value. The fair value of securities sold under repurchase agreements is estimated by discounting the future cash flow using the rates currently offered for securities sold under repurchase agreements of similar remaining maturities.

Long-Term Debt

Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, and the present credit worthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Those estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular instrument. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on many judgements. These estimates are subjective in nature and involve matters of judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amount and estimated fair values of the Corporation's financial instruments are as follows:

                                 December 31, 1997       December 31, 1996
                                 Carrying     Fair       Carrying      Fair
                                  Amount      Value       Amount       Value
                               (Thousands Of Dollars)   (Thousands Of Dollars)
Financial assets:
Cash                            $   6,067   $   6,067   $   7,354   $    7,354
Securities available
  for sale                          2,185       2,185       1,425        1,425
Securities held to
  maturity                         64,641      65,350      74,055       74,572
Short-term investments             14,304      14,304       3,242        3,242
Loans                             119,544     118,146     116,209      115,995
Less:  allowance
  for loan losses                   1,999       1,999       2,009        2,009
Financial liabilities:
Deposits                          176,435     177,236     172,869      173,913
Securities sold under
  agreements to
  repurchase                        1,300       1,301       2,177        2,186
Short-term borrowings               1,500       1,500       1,500        1,498
Long-term debt                      8,000       8,059       8,000        7,846
Unrecognized financial
instruments:
Commitments to extend
  credit                           25,784      25,784      20,465       20,465
Standby letters of credit              45          45          45           45




        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


13.Supplemental Financial Data

Components of other operating expense in excess of 1 percent of gross revenue for the respective periods are as follows:

                                       Years Ended December 31,
                                   1997           1996           1995
     Data processing            $ 352,904      $ 326,664      $ 312,644
     FDIC assessment fees       $      -       $ 229,994      $ 236,789
     Purchased deposit fees     $      -       $ 184,092      $ 220,908
     Charitable contributions   $      -       $      -       $ 198,154

14.  Stockholder's Equity

     Dividends paid by the Bank subsidiary are the primary source of funds available to the parent company for payment of dividends to its shareholders and other needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 1997, approximately $3.4 million of the Bank subsidiary net assets were available for payment of dividends without prior approval from the regulatory authorities.

     Banking regulatory agencies have approved guidelines to implement a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either Core (Tier One) capital or Supplementary (Tier
     Two) capital. Tier One capital consists primarily of tangible common stockholders' equity while Tier Two capital is comprised of certain debt instruments and a portion of the reserve for loan losses. Risk-based capital regulations required banks to maintain an 8 percent total risk-based capital ratio of which 4 percent must consist primarily of tangible common stockholders' equity (Tier One capital). The Company's ratios under these rules at December 31, 1997 and 1996 are set forth in the table below. The Company's leverage ratio at December 31, 1997 was 11.80 percent.

     As a result of regulatory limitations at December 31, 1997, approximately $17,658,000 of the parent company's investment in net assets of the subsidiary bank of $21,002,000, as shown in the accompanying condensed balance sheets, was restricted from transfer by the subsidiary bank to the parent company in the form of cash dividends.

14.Stockholder's Equity, Continued

On June 19, 1996, the Corporation declared a two-for-one stock split effected in the form of a stock dividend, payable to shareholders of record July 22, 1996. Share and per share data for all periods presented have been retroactively restated to reflect the additional shares outstanding resulting from the stock split.

                                                                          To Be Well
                                                                       Capitalized Under
                                                    For Capital        Prompt Corrective
                                  Actual         Adequacy Purposes     Action Provisions
                            Amount      Ratio    Amount      Ratio     Amount      Ratio
As of December 31, 1997:
Total Capital (to risk
  weighted assets)        $26,451,958  21.61%    $9,792,681  > 8.00%    $12,240,851  >10.00%
Tier I Capital
  (to risk weighted
  assets)                 $24,916,065  20.35%    $4,896,349  > 4.00%    $ 7,344,511  > 6.00%
Tier I Capital (to
  average assets)         $24,916,065  11.80%    $6,337,140  > 3.00%    $10,561,901  > 5.00%

As of December 31, 1996:
Total Capital (to risk
  weighted assets)        $23,983,208  20.49%    $9,364,223  > 8.00%    $11,705,279  >10.00%

                                  -83-

Tier I Capital
  (to risk weighted
  assets)                 $22,513,314  19.23%    $4,682,112  > 4.00%    $ 7,023,167  > 6.00%
Tier I Capital (to
  average assets)         $22,513,314  10.97%    $6,159,469  > 3.00%    $10,265,782  > 5.00%






        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
__________



15.Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only

                          Condensed Balance Sheets
                      as of December 31, 1997 and 1996
                           (Thousands Of Dollars)

                                                         1997         1996
ASSETS
Cash                                                  $  3,769     $  3,625
Investment in consolidated wholly
 owned bank subsidiary, at equity                       21,002       18,858
Other assets                                               474          332

       Total assets                                   $ 25,245     $ 22,815

LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities                                     $    329     $    302

Stockholders' equity:
Common stock, $1 par value; authorized
  5,000,000 shares; issued 3,000,000 shares              3,000        3,000
Capital surplus                                          2,029        2,010
Retained earnings                                       22,295       19,919
Treasury stock, 437,808 shares for
 1997 and 439,209 shares for 1996                      ( 2,408)     ( 2,416)

       Total stockholders' equity                       24,916       22,513

     Total liabilities and stockholders' equity       $ 25,245     $ 22,815




        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only, Continued

             Condensed Statements of Income and Expense for the years ended December 31, 1997, 1996, and 1995
                     (Thousands of Dollars)

                                          1997         1996        1995
Income:
Dividend received from
  bank subsidiary                       $ 1,200     $    775     $ 1,000
Other                                       210          197         177

       Total income                       1,410          972       1,177

Expenses:
Interest expense                             -            -           -
Other                                        81          108          40

       Total expense                         81          108          40

Income before income taxes
  and equity in undistributed
  income of bank subsidiary               1,329          864       1,137

Income tax benefit - allocated
  from consolidated return               (   47)    (     46)    (    51)

       Income before equity
         in undistributed
         income of subsidiary             1,282          818       1,086

Equity in undistributed income
  of subsidiary                           2,144        2,274       1,863

       Net income                         3,426        3,092       2,949

Retained earnings - beginning
  of year                                19,919       17,492      15,334

Dividends                               ( 1,050)     (   665)    (   791)

Retained earnings - end of year        $ 22,295     $ 19,919    $ 17,492




        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


15.Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only, Continued

              Condensed Statements of Cash Flows
     for the years ended December 31, 1997, 1996, and 1995
                    (Thousands Of Dollars)

                                            1997       1996      1995
Operating activity:
  Net income                              $ 3,426    $ 3,092   $ 2,949
  Adjustments to reconcile net
    income to net cash provided
    by operating activities:
    Equity in undistributed
      earnings of subsidiary               (2,144)    (2,274)   (1,863)
    Changes in:
      Other assets                         (  142)    (  281)   (    6)
      Other liabilities                        27     (  163)       54

        Net cash provided by
         operating activities               1,167        374     1,134

Dividends declared to stockholders         (1,050)    (  665)   (  791)
Repayment of long-term borrowings              -          -         -
Sale of treasury stock                         27         81       139

       Net cash provided (used)
         for financing activities          (1,023)    (  584)   (  652)

       Increase (decrease) in cash            144     (  210)      482

Cash - beginning of year                    3,625      3,835     3,353

Cash - end of year                        $ 3,769    $ 3,625   $ 3,835

Supplemental information:
Interest paid                             $    -     $    -    $    -

16.Reclassifications

Certain reclassifications have been made to the Consolidated Statements of Income for the year ended December 31, 1995, presented herein; however, such reclassifications have no effect on the financial position at December 31, 1995, or on the results of operations, changes in fund balance or cash flows for the year then ended.