Form 10-K, Exhibit 13
period 1998-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 1999-03-30
CIK 315849

                      SOUTHWEST GEORGIA FINANCIAL CORPORATION

                         Five Year Selected Financial Data
                                     __________
                                               Years Ended December 31

                                   1998       1997       1996       1995       1994
                                     (Thousands Of Dollars Except Per Share Data)
Statement of Condition:
  Total assets                  $ 230,198  $ 213,957  $ 209,483  $ 207,364  $ 202,447
  Loans, net                      113,495    117,545    114,200    114,453    116,267
  Deposits                        191,087    176,435    172,869    173,810    170,215
  Shareholders' equity             27,588     24,916     22,513     20,005     17,707
  Average total assets            217,836    211,238    205,316    201,814    187,485
  Average shareholders' equity     26,356     23,835     21,391     19,145     16,938
  Book value per share              10.75       9.72       8.79       7.83       6.98
  Cash dividends paid per share       .44        .40        .32        .30        .26
  Reserve for possible loan
    losses to loans                  1.73%      1.67%      1.73%      1.84%      1.71%



Statement of income:
  Net income                        3,621      3,426      3,092      2,949      2,669
  Net income per share               1.41       1.34       1.21       1.16       1.06
  Weighted average number of
    shares outstanding          2,564,866  2,561,025  2,557,474  2,545,622  2,532,868


Ratios:
  Return on average total assets     1.66%      1.62%      1.51%      1.46%      1.42%
  Return on average
    shareholders' equity            13.74%     14.37%     14.46%     15.40%     15.76%
  Net interest margin                5.43%      5.42%      5.27%      5.31%      5.33%
  Dividend payout ratio             31.88%     30.65%     21.52%     26.79%     26.61%
  Average shareholders' equity
    to average total assets         12.10%     11.28%     10.42%      9.49%      9.03%

Introduction

The following financial review presents management's discussion and analysis of significant changes in the consolidated financial position and results of operations of Southwest Georgia Financial Corporation
("Corporation"). This commentary should be read in conjunction with information provided in the Consolidated Financial Statements and accompanying footnotes.


Earnings Overview

The Corporation's net income for 1998 increased 5.7 percent to $3.621 million from the $3.426 million earned in 1997. Between 1997 and 1996, net income increased 10.8 percent. In 1998, the Corporation's earnings per share increased to $1.41 compared to $1.34 in 1997 and $1.21 in 1996.

The Corporation continues to show strong key performance measurements in both return on average assets and return on average stockholders' equity. In 1998, the Corporation's return on average assets, which reflects utilization of assets, was 1.66 percent compared to 1.62 percent in 1997. Return on average stockholders' equity, which measures return on stockholders' investment, was 13.74 percent in 1998 compared to 14.37 percent in 1997.

The $195 thousand increase in net earnings for 1998 was primarily attributable to higher net interest income, dividends received from the purchase of stock of Empire Financial Services, and gains on the sale of foreclosed property. Also, the operation of the Baker County branch, acquired in December 1994, continues to contribute to the Corporation's growth in net earnings.



                          RESULTS OF OPERATIONS


Net Interest Income

The primary source of revenue for the Corporation is net interest income, which is the difference between total interest income on earning assets and interest expense on interest-bearing sources of funds. This level of net interest income continues to impact the Corporation's earnings performance in a positive way. Net interest income for 1998 increased $221 thousand, or
2.1 percent, compared to 1997. The amount of net interest income is determined primarily by the volume of earning assets and the various rate spreads between these assets and their funding sources.

The key performance measure for net interest income is the net interest margin, defined as taxable equivalent net interest income divided by average earning assets. The Corporation's net interest margin increased to
5.43 percent for 1998 compared to 5.42 percent for 1997.

After the prime rate remained unchanged from March 1997, it decreased 75 basis points in the fourth quarter of 1998. The prime interest rate changed three times in 1998 compared to once in 1997 and 1996. The Corporation's base rate decreased to 9.75 percent during the last quarter of 1998 and remained at that level. This favorable level of loan rates for most of 1998 provided the Corporation with significant interest income from base-related loans.

A key factor influencing the Corporation's interest rate margins has been the Corporation's mix of earning assets and interest-bearing liabilities. Interest income from earning assets increased over $429 thousand in 1998 compared to 1997, while interest expenses increased $208 thousand for the same period. This $429 thousand increase in interest income resulted primarily from growth in the average investment portfolio of $5 million and from dividends received in the purchase of stock of Empire Financial

Services. Another factor which had a positive effect on the Corporation's net interest income for 1998 was the growth in average noninterest-bearing deposits. During 1997, the $550 thousand increase in net interest income resulted primarily from the growth in the average loan portfolio and dividends received in the stock investment of Empire Financial Services.

Noninterest Income

Noninterest income totaled $1.8 million for 1998, representing an increase of approximately $272 thousand, or 18.0 percent, from 1997. This increase in noninterest income was primarily attributable to a $211 thousand increase in income from gains on the sale of other real estate property along with increases in service charges on deposit accounts and fees for trust services. The largest components of noninterest income are service charges and fees on deposit accounts, and these increased 2.9 percent in 1998 when compared to 1997.


Noninterest Expense

Noninterest expense totaled $6.9 million for 1998, an increase of 2.9 percent compared to 1997. Representing over one-half of the total noninterest expense, salaries and employee benefits increased 1.3 percent from 1997. Nearly all of this 1998 increase was from merit and promotional increases. The level of full-time equivalent employees decreased by 2 to a total of 100, comparing December 31, 1998 to the prior year end. Nearly half of the increase in salary and employee benefits in 1997 compared to 1996 was due primarily to growth in management staff, and the remaining increase was from merit and promotional increases.

Data processing expenses increased $100 thousand or 28 percent in 1998 compared to 1997. Nearly all of this increase from the previous year resulted primarily from the increased price of data processing services from the Corporation's primary data processing service bureau. This increase was the result of the service bureau changing its method of charging customers by using item counts.

The other operating expense component of noninterest expense decreased $15 thousand or nearly 1 percent in 1998 compared to 1997. The major 1998 decrease in other operating expenses occurred in amortization of purchased deposit premium. The majority of the decrease in other operating expense in 1997 compared to 1996 was due to reductions in FDIC deposit insurance assessment.

The Corporation continues to emphasize the importance of strong budgetary controls and is committed to maintaining a level of noninterest expenses that keeps it in line with business volume levels. Also, management will continue to monitor expenses closely with emphasis on seeking out more efficient and cost effective ways to operate.


                          FINANCIAL CONDITION

Earning Assets

The Corporation, primarily through its banking subsidiary Southwest Georgia Bank, acts as a financial intermediary. As such, its financial condition should be considered in terms of how the Corporation manages its sources and uses of funds. During 1998, total average assets of $218 million increased $6.6 million, or 3.1 percent, compared to 1997.

The Corporation's earning assets, which include loans, investment securities, deposits at the Federal Home Loan Bank, and federal funds sold, averaged $203 million in 1998. This year's average earning assets represented a 3.1 percent increase from $197 million in 1997. The earning asset mix remained relatively stable during the year. For 1998, average earning assets were comprised of 56 percent loans, 39 percent investment securities, and 5 percent federal funds sold and funds at the Federal Home Loan Bank. The ratio of earning assets to total assets remained stable at
93.2 percent for both 1998 and 1997.


Loans

Loans are one of the Corporation's largest earning assets and users of funds, and because of their importance, most of the other assets and liabilities are managed to accommodate the needs of the loan portfolio. During 1998, average net loans represented 56 percent of average earning assets and 52 percent of average total assets. Average total loans decreased $3.2 million, or 2.7 percent, in 1998. This drop in the loan portfolio resulted from payoffs on some large loans, mostly those from outside of the local service area. Also, the loan demand from the local service area has been relatively flat for the past several years. In 1998, the loan category of commercial, financial, and agricultural loans decreased 9.3 percent from its December 31, 1997, level. Also, real estate loans decreased 1.5 percent, while consumer loans decreased 6.9 percent from the level of the previous year.

As a result of the decrease in loan growth, the ratio of total loans to total deposits at year end decreased to 60.5 percent in 1998 from 67.8 percent in 1997. The mix of the loan portfolio for the 1998 year end consisted of 30.1 percent of loans secured by 1-4 family residences, 3.6 percent of loans secured by multifamily residences, 5.9 percent of loans secured by farmland, and 37.3 percent of loans secured by nonfarm and nonresidential properties. Also, included in the mix of the loan portfolio were 13.4 percent of loans for other commercial, industrial, and agricultural purposes and 9.7 percent of loans to individuals for household, family, and other personal expenditures.


Allowance and Provision for Possible Loan Losses

The allowance for possible loan losses was $2.0 million, or 1.73 percent of total loans outstanding, at December 31, 1998. This level represented a $4 thousand increase from the corresponding 1997 year-end amount, which was
1.67 percent of total loans outstanding. The provision for loan losses was $280 thousand in 1998, an increase from the prior year's provision by $50 thousand. This provision reflected management's assessment of the adequacy of the allowance for loan losses to absorb write-offs in the loan portfolio.

The Corporation's management has not changed the lending practices and philosophy which have provided them with an exceptionally low charge-off record over the past several years. Also, management has an extensive loan review program in place which provides for the regular examination and evaluation of the risk elements within the loan portfolio. The adequacy of the allowance for loan losses is regularly evaluated based on the review of all significant loans with particular emphasis on nonaccruing, past due, and other loans that management has identified as potential problems.

Nonperforming Assets

Nonperforming assets are defined as being all nonaccrual and renegotiated loans and other real estate acquired by foreclosure and held for sale. The level of nonperforming assets increased $315 thousand comparing year-end 1998 to year-end 1997. Primarily, this increase resulted from one large nonaccrual loan in the process of foreclosure.

Nonperforming assets were approximately $2.1 million, or 1.82 percent of total loans and other real estate, as of December 31, 1998, compared to $1.8 million, or 1.48 percent of total loans and other real estate, at year-end 1997.


Investment Securities and Federal Funds Sold

The Corporation's investment securities consist primarily of U.S. Government and U.S. Government agency securities. The investment portfolio serves several important functions for the Corporation, and investment decisions are designed to complement loan demand and satisfy pledging requirements in the most profitable way possible. The investment portfolio is a source of liquidity when loan demand exceeds funding availability. It is a vehicle for adjusting balance sheet sensitivity to cushion against adverse rate movements and is a means of improving profitability. The Corporation's investment portfolio provides adequate liquidity by maintaining a portfolio with staggered maturities ranging from one to five years.

The total investment portfolio increased to $80.6 million from $66.8 million comparing year-end 1998 to 1997, an increase of $13.8 million, or
20.6 percent. The average total investment portfolio increased to 78.2 million in 1998 compared to $72.8 million for 1997.

During 1998, average total investment securities accounted for 39 percent of the average earning assets and 36 percent of the average total assets. At December 31, 1998, the investment securities held to maturity had a market value of $70.3 million and a carrying value of $69.1 million. The growth in securities available for sale was primarily attributed to an $8.9 million investment in state and municipal securities. As of December 31, 1998, the securities available for sale had a market value of $11.5 million and a carrying value of $11.4 million. The Corporation will continue to actively manage the size, components, and maturity structure of the investment securities portfolio. Future investment strategies will continue to be based on profit objectives, economic conditions, and efforts to maximize the balance sheet capacity.

Average federal funds sold and Federal Home Loan Bank deposits represented approximately 5.4 percent of the average earning assets for 1998 compared to 3.6 percent in 1997. These short-term money market investments were used by the Corporation as liquid investment vehicles for short-term funds.


Deposits and Other Interest-Bearing Liabilities

The Corporation's 1998 level of average deposits grew 3.3 percent from the previous year. Average deposits, the primary source of the Corporation's funds, increased $5.8 million during 1998 compared to 1997. The

Corporation's average core deposits remained relatively stable at approximately 84 percent of average total deposits when compared to the previous year. Core deposits are defined as total deposits less public
funds and time deposits of $100 thousand or more.   This strong base of
core deposits, which has a lower cost than purchased funds, provides funds for lending and investment activities. The average total deposits of
$179.7 million increased from the 1997 level of $173.9 million.   The
majority of the average deposit growth occurred in average time deposits and average NOW accounts partially offset by decreases in average money market account deposits. During 1998, the Corporation's deposit mix changed by shifting out of lower interest-paying deposit accounts to certificates of deposit on which higher rates are paid. At December 31, 1998, the Corporation had a total of $24.4 million in certificates of deposit with a value of $100 thousand or more each. This was a 19.0 percent increase from the $20.5 million total in 1997.

The Corporation maintains only a few customers' funds as securities sold under agreements to repurchase. The 1998 average of $498 thousand of such funds, represented a decrease of $1.4 million when compared to 1997. Also, the Corporation continues to borrow $1.5 million at a fixed rate for one year from the Federal Home Loan Bank to support its community investment program lending. Long-term debt remained stable at $8 million comparing December 31, 1998, to year-end 1997. This source of funds from the Federal Home Loan Bank provides funding for the Corporation to support its longer-term residential mortgage lending.


Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, the Corporation's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity or sale of other earning assets. In addition, liquidity is continuously provided through the acquisition of new deposits and borrowings or the rollover of maturing deposits and borrowings. Many factors affect the ability to accomplish these liquidity objectives successfully including the economic environment, the Corporation's asset/liability mix, and the Corporation's overall reputation and credit standing in the marketplace.

The Consolidated Statement of Cash Flow details the Corporation's cash flow from operating, investing, and financing activities. During 1998, operating activities generated cash flow of $3.8 million, while financing activities provided $12.6 million. Investing activities consumed $15.2 million of this, resulting in a net increase in cash and cash equivalents of $1.2 million. Generally, growth in loans has been funded by an increase in deposits. Excess cash from acquired deposits that were not used to meet loan demand was invested in securities. Cash produced from operations continues to provide cash primarily for the payment of dividends and repayment of long-term debt.

Liability liquidity represents the Corporation's ability to renew or replace its short-term borrowings and deposits as they mature or are withdrawn. The Corporation's deposit mix includes a significant amount of core deposits which are defined as total deposits less public funds and time deposits of $100 thousand or more. These funds are stable in that they are generally accounts of individual customers who are concerned not only with rates paid, but with the value of services received, such as efficient operations performed by helpful personnel. Total core deposits represented 81.0 percent of total deposits at December 31, 1998, compared to 83.6 percent in 1997.

Asset liquidity is provided through ordinary business activity such as cash which is received from interest and fee payments as well as from maturing loans and investments. Additional sources include marketable securities and short-term investments which can be easily converted to cash without significant loss. The Corporation's investment securities maturing within one year or less amounted to $14.0 million at December 31, 1998, which represented 17.9 percent of the investment debt securities portfolio.

The Corporation's management is not aware of any known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on the Corporation's liquidity or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have such an effect.

Capital Resources and Dividends

Capital adequacy, a measure of the amount of capital needed to sustain asset growth, continues to be a point of concentrated interest for the entire banking industry. The Corporation continues to maintain a healthy level of capital adequacy as measured by its average equity to average assets ratio of 12.1 percent in 1998 and 11.3 percent in 1997.

The Federal Reserve Board has issued guidelines regarding risk-based capital requirements for U.S. banks and bank holding companies. Overall, these guidelines redefine the components of capital, require higher levels of capital for higher risk assets and lower levels of capital for lower risk assets, and include certain off-balance-sheet items in the calculation of capital requirements. The risk-based capital regulations require banks to maintain an 8 percent ratio, of which 4 percent must consist primarily of tangible common shareholders' equity (tier one capital). At year-end 1998, the Corporation was well in excess of the minimum requirements under the guidelines with a total risk-based capital ratio of 22.51 percent, a tier one risk-based capital ratio of 21.25 percent, and a leverage ratio of
12.60 percent.

The following table presents the risk-based capital and leverage ratios for year-end 1998 and 1997 in comparison to the minimum regulatory guidelines:

                                                                Minimum
                              December 31,    December 31,     Regulatory
 Risk-Based Capital Ratios       1998            1997          Guidelines
Tier One Risk-Based             21.25%          21.15%            4.00%
Total Risk-Based                22.51%          19.89%            8.00%
Leverage                        12.60%          11.51%            3.00%

As set forth in the table below, in 1998 the Corporation's stock traded as high as $26 9/16, and the closing price at year-end was $24 3/8 per share.


Common Stock Market Prices

                                             1999
    For The
Two Months Ended
February 28, 1999
High .............................         $ 24 1/8

Low..............................          $ 20 7/8

                                             1998

For The Quarter        Fourth          Third         Second        First
High ...............   $ 26          $ 24 1/8      $ 26 9/16     $ 23 7/8

Low.................   $ 18 1/2      $ 18 1/4      $ 23 1/8      $ 18 3/4

                                 -40-

                                             1997

For The Quarter         Fourth        Third         Second        First
High ...............   $ 20 1/2      $ 18          $ 18 7/8      $ 18 1/2

Low................    $ 17 5/8      $ 17 1/8      $ 15 7/8      $ 16

The principal market for trading of the common stock is the American Stock Exchange under the symbol SGB.

As of December 31, 1998, there were 557 holders of record of the Corporation's common stock. The cash dividends paid on the Corporation's common stock were $.44 in 1998 and $.40 in 1997. The Corporation has a policy objective of paying out a portion of earnings in dividends to its shareholders. The Corporation's dividend paid was $1.128 million in 1998 and $1.024 million in 1997. The Corporation intends to continue paying dividends. However, the amount and frequency of dividends will be determined by the Corporation's Board of Directors in light of the earnings, capital requirements and financial condition of the Corporation, and no assurance can be given that dividends will be declared in the future. The primary source of funds available to the parent Corporation is the payment of dividends by its subsidiary bank. Federal and State banking laws restrict the amount of dividends that can be paid without regulatory approval. Southwest Georgia Bank has paid cash dividends on an annual, semi-annual, or quarterly basis on common stock for the past seventy-one consecutive years.

The Corporation's management is not aware of any current recommendation by the regulatory authorities which, if they were to be implemented, would have a material effect on the Corporation's capital resources.


Quantitative and Qualitative Disclosures About Market Risk

The Corporation's primary market risk lies within its exposure to interest rate movement. The Corporation has no foreign currency exchange rate risk,
commodity price risk, or any other material market risk.   The Corporation
has no trading investment portfolio. As a result, it does not hold any market risk-sensitive instruments which would be subject to a trading environment which is characterized by volatile short-term movements in interest rates. Also, the Corporation has no interest rate swaps or other derivative instruments which are either designated and effective as hedges or which modify the interest rate characteristics of specified assets or liabilities. The Corporation's primary source of earnings, net interest income, can fluctuate with significant interest rate movements. To lessen the impact of these movements, the Corporation seeks to maximize net interest income while remaining within prudent ranges of risk by practicing sound interest rate sensitivity management. The Corporation attempts to accomplish this objective by structuring the balance sheet so that the differences in repricing opportunities between assets and liabilities are minimized. Interest rate sensitivity refers to the responsiveness of earning assets and interest-bearing liabilities to changes in market interest rates. The Corporation's interest rate risk management is carried out by the Asset/Liability Management Committee which operates under policies and guidelines established by management. The Corporation maintains an investment portfolio which staggers maturities and provides flexibility over time in managing exposure to changes in interest rates. Any imbalances in the repricing opportunities at any point in time constitute a financial institution's interest rate sensitivity.

                                              December 31, 1998
                                      Expected Maturity/Repricing Dates
                                            (Dollars In Thousands)
                                                                                     2004
                                                                                     and                Fair
                                   1999      2000      2001      2002      2003    Beyond    Total     Value
Financial Assets:
 Short-term investments         $ 19,852  $     -   $     -   $     -   $     -   $     -   $ 19,852  $ 19,852
  Average interest rate             4.86%       -         -         -         -         -       4.86%       -

 Securities available for sale        -         -         -         -         -     11,544    11,544    11,544
  Average interest rate               -         -         -         -         -      11.50%    11.50%       -

 Securities held to maturity      18,070    25,799     9,357     4,542     5,550     5,768    69,086    70,309
  Average interest rate             6.57%     6.40%     6.26%     5.75%     5.81%     6.20%     6.32%       -

 Fixed-rate loans                  4,533     2,523     3,522     3,807     2,160    32,794    49,339    51,735
  Average interest rate            10.43%    12.37%    11.10%     9.85%    10.05%     9.73%    10.05%       -

 Variable-rate loans              62,279     1,462     2,418        -         -         -     66,159    65,309
  Average interest rate             9.15%     9.60%     8.54%       -         -         -      9.14%        -

Financial Liabilities:

 Time deposits                    90,233     4,950     2,821     2,202     1,105        -    101,311   102,549
  Average interest rate             5.32%     5.81%     5.97%     6.02%     5.82%       -       5.38%       -


 Other interest-bearing
  deposits*                       65,887        -         -         -         -         -     65,887    65,887
  Average interest rate             2.09%       -         -         -         -         -       2.09%       -

 Short-term borrowings             1,865        -         -         -         -         -      1,865     1,867
  Average interest rate             5.73%       -         -         -         -         -       5.73%       -

 Long-term debt                       -         -         -         -      8,000        -      8,000     8,127
  Average interest rate               -         -         -         -       6.02%       -       6.02%       -

Unrecognized Financial Instruments:

 Commitments to extend
      credit                      26,739        -         -         -         -         -     26,739    26,739
 Standby letters of credit            45        -         -         -         -         -         45        45

*  Interest-bearing deposits with no maturity.

The table above provides information about the Corporation's financial assets and liabilities that are sensitive to changes in interest rates. For each financial asset and liability listed above, the table presents principal cash flows and related weighted average interest rates by expected maturity or the earliest possible repricing opportunity dates.

The Corporation uses a number of tools to measure interest rate risk. One of the indicators for the Corporation's interest rate sensitivity position is the measurement of the difference between its rate-sensitive assets and rate-sensitive liabilities, which is referred to as the "gap." A gap analysis displays the earliest possible repricing opportunity for each asset and liability category based upon contractual maturities and repricing. At year-end 1998, the Corporation's one-year cumulative rate-sensitive assets represented 106 percent of the cumulative rate-sensitive liabilities compared to 109 percent for 1997. This change in the cumulative gap is a result of the Corporation's management of its exposure to interest rate risk. In a declining rate environment, the Corporation has become less asset-sensitive at one year. This position will be profitable to the Corporation by repricing assets less frequently than liabilities if interest rates decrease. During the past few years, the Corporation's exposure to interest rate risk declined as a result of the Corporation acquiring long-term funds from the Federal Home Loan Bank for a fixed rate of interest to help support real estate mortgage lending. However, since all interest rates and yields do not adjust at the same velocity, the interest rate sensitivity gap is only a general indicator of the potential effects of interest rate changes on net interest income. The Corporation's asset and liability mix is monitored to ensure that the effects of interest rate movements in either direction are not significant over time.

Year 2000 Issue

Management of the Corporation and its subsidiary bank is acutely aware of the Year 2000 issue arising from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. Management has an ongoing program designed to ensure that its operational and financial systems will not be adversely affected by Year 2000 software failures due to an inability to properly interpret date codes beginning January 1, 2000.
In preparation for Year 2000, the Corporation has implemented a plan to meet Year 2000 readiness and to evaluate risks associated with the Year 2000 issue. This plan is fully supported by management and the Board of Directors. All areas of the Corporation and the Bank were reviewed to determine the Year 2000 status of all outsourced systems and in-house systems and equipment.

To facilitate the assessment of both outsourced and in-house systems and equipment of the Corporation and Bank, the systems and equipment were segregated into two basic areas for evaluation. These are: (1) systems or equipment that are deemed mission critical, and (2) systems or equipment that are not deemed to be mission critical. All mission critical systems were identified by the end of the third quarter of 1997. In a large number of instances, it was determined that the systems and equipment will not be affected by the Year 2000 issue. As of September 30, 1998, the Corporation had received written assurance from most of the companies listed in its vendor inventory list indicating that their systems are or will be Year 2000-compliant. All systems and equipment Year 2000 renovations have been substantially completed, and testing is in process to be completed by March 31, 1999. All Year 2000-compliant implementations are scheduled to be fully completed by the end of the first quarter of 1999.

The most significant vendor to the Corporation, which acts as a service bureau for the Bank's data processing, has completed its system renovation and is in the testing process. The Corporation has and will continue to participate in the testing and verification of Year 2000-related changes made by that vendor. Other than normal upgrading software and equipment for enhancements, the Corporation has not and does not expect to incur any expenses directly associated with the Year 2000 compliance. It is recognized that any Year 2000 compliance failures could result in additional expenses to the Corporation.

In addition to assessing both its own and vendors' systems and equipment for Year 2000 compliance, the Bank has examined closely all large borrowers to determine their awareness of and plans to address the Year 2000 issue. While management is diligently working to assure Year 2000 compliance, compliance by the Bank is largely dependent upon compliance by vendors, primarily in the area of data processing. Management is requiring its computer system and software vendors to represent that the products are, or will be, Year 2000-compliant and has planned a program for testing for compliance.

Although management believes that the Bank's systems will be Year
2000-compliant, a written contingency plan has been developed to address potential problems that might be caused from Year 2000-compliant system failures. Management does not expect that the Year 2000 potential problems addressed by the contingency plan are reasonably likely to occur.