Form 10-K, Exhibit 13
period 1998-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 1999-03-30
CIK 315849

SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             MOULTRIE, GEORGIA

                                 __________






                      CONSOLIDATED FINANCIAL STATEMENTS

                for the years ended December 31, 1998 and 1997

                             C O N T E N T S
                               __________


                                                                  Pages

                    Independent Auditor's Report                     46


                    Consolidated Financial Statements:

                    Balance Sheets                                   47

                    Statements of Income                             48

                    Statements of Comprehensive Income               49

                    Statements of Changes in Stockholders' Equity    50

                    Statements of Cash Flows                         51

                    Notes to Financial Statements                 52-72

                         INDEPENDENT AUDITOR'S REPORT



The Directors and Stockholders of Southwest
  Georgia Financial Corporation

We have audited the consolidated balance sheets of Southwest Georgia Financial Corporation and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, statements of comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Georgia Financial Corporation and Subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.




Albany, Georgia
January 26, 1999

                       CONSOLIDATED BALANCE SHEETS
                        December 31, 1998 and 1997
                               __________
                                                    1998             1997
                   ASSETS
Cash and due from banks                       $   7,284,746    $   6,067,222
Interest-bearing deposits with banks             17,526,899       12,178,724
Federal funds sold                                2,325,000        2,125,000
Investment securities available
 for sale, at fair value                         11,544,111        2,184,531
Securities to be held to maturity (estimated
 fair value of $70,308,968 and $65,350,520)      69,086,187       64,640,817
Loans, less allowance for loan losses
 of $2,003,410 and $1,998,822                   113,494,643      117,545,273
Premises and equipment, net                       4,802,630        3,925,835
Other assets                                      4,133,815        5,289,259

Total assets                                  $ 230,198,031    $ 213,956,661


     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
Noninterest-bearing                           $  23,889,034    $  21,366,320
NOW accounts                                     42,344,494       35,497,778
Money market                                      9,665,691        9,719,999
Savings                                          13,877,136       13,742,235
Certificates of deposit $100,000 and over        24,386,769       20,484,022
Other time accounts                              76,923,935       75,625,128

Total deposits                                  191,087,059      176,435,482

Federal funds purchased and securities
 sold under repurchase agreements                   365,000        1,300,300
Other borrowed funds                              1,500,000        1,500,000
Long-term debt                                    8,000,000        8,000,000
Other liabilities                                 1,658,425        1,804,814

Total liabilities                               202,610,484      189,040,596

Stockholders' equity:
Common stock - par value $1; authorized
 5,000,000 shares; issued 3,000,000 shares        3,000,000        3,000,000
Capital surplus                                   2,086,028        2,029,134
Retained earnings                                24,761,418       22,294,875
Accumulated other comprehensive income              129,307               -
Treasury stock 434,401 shares for
 1998 and 437,808 for 1997, at cost           (   2,389,206)   (   2,407,944)

Total stockholders' equity                       27,587,547       24,916,065

Total liabilities and stockholders' equity    $ 230,198,031   $ 213,956,661

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF INCOME
           for the years ended December 31, 1998, 1997, and 1996
                                             1998          1997          1996
Interest income:
 Interest and fees on loans             $ 12,461,509  $ 12,622,438  $ 12,292,142
 Interest and dividends on securities:
  Taxable                                  5,143,353     4,869,254     4,624,018
  Tax exempt                                 133,613        18,750        37,500
 Interest on deposits in banks               423,593       282,736       151,028
 Interest on other short-term investments    161,945       101,375       103,864

   Total interest income                  18,324,013    17,894,553    17,208,552

Interest expense:
 Deposits                                  6,959,312     6,668,404     6,523,468
 Other borrowings                            596,503       679,018       688,037

   Total interest expense                  7,555,815     7,347,422     7,211,505

   Net interest income                    10,768,198    10,547,131     9,997,047

Provision for loan losses                    280,000       230,000       180,000

   Net interest income after provision
    for loan losses                       10,488,198    10,317,131     9,817,047

Noninterest income:
 Service charges on deposit accounts         933,648       907,006       867,332
 Fees for trust services                     269,777       246,951       240,975
 Net gain (loss) on sale of assets           219,534         8,149   (    13,406)
 Other income                                359,814       348,808       394,512

   Total noninterest income                1,782,773     1,510,914     1,489,413

Noninterest expense:
 Salaries and employee benefits            4,009,183     3,957,095     3,555,217
 Occupancy expense                           431,128       382,241       380,696
 Equipment expense                           434,802       424,781       423,914
 Data processing expense                     453,240       352,904       326,664
 Other operating expenses                  1,607,145     1,621,788     1,906,842

   Total noninterest expenses              6,935,498     6,738,809     6,593,333

   Income before income taxes              5,335,473     5,089,236     4,713,127

Provision for income taxes                 1,714,600     1,663,200     1,621,000

   Net income                           $  3,620,873  $  3,426,036  $  3,092,127

Basic earnings per share:
 Net income                             $       1.41  $       1.34  $       1.21

 Weighted average shares outstanding       2,564,866     2,561,025     2,557,474

See accompanying notes to consolidated financial statements.

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
            for the years ended December 31, 1998, 1997, and 1996
                                 __________
                                              1998          1997          1996
Net income                               $ 3,620,873   $ 3,426,036   $ 3,092,127

Other comprehensive income, net of tax:
 Unrealized gains on securities
  available for sale:
  Unrealized holding gains arising
   during the period                         134,205            -             -
  Federal income tax expense             (     4,898)           -             -

   Other comprehensive income,
    net of tax                               129,307            -             -

   Total comprehensive income            $ 3,750,180   $ 3,426,036   $ 3,092,127

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        for the years ended December 31, 1998, 1997, and 1996
                                              __________

                                                                Accumulated
                                                                   Other                       Total
                           Common      Capital       Retained  Comprehensive   Treasury     Stockholders'
                            Stock      Surplus       Earnings      Income        Stock         Equity
Balance at
 December 31, 1995      $ 3,000,000  $ 1,961,067  $ 17,492,226  $         -   $(2,448,369)  $ 20,004,924

Net income                       -            -      3,092,127            -            -       3,092,127

Sale of treasury stock           -        48,979            -             -        32,720         81,699

Cash dividend declared
 $.26 per share                  -            -    (   665,436)           -            -     (   665,436)

Balance at
 December 31, 1996        3,000,000    2,010,046    19,918,917            -    (2,415,649)    22,513,314

Net income                       -            -      3,426,036            -            -       3,426,036

Sale of treasury stock           -        19,088            -             -         7,705         26,793

Cash dividend declared
 $.41 per share                  -            -    ( 1,050,078)           -            -     ( 1,050,078)

Balance at
 December 31, 1997        3,000,000    2,029,134    22,294,875            -    (2,407,944)    24,916,065

Net income                       -            -      3,620,873            -            -       3,620,873

Sale of treasury stock           -        56,894            -             -        18,738         75,632

Cash dividend declared
 $.45 Per share                  -            -    ( 1,154,330)           -            -     ( 1,154,330)

Unrealized holding gains         -            -             -        129,307           -         129,307

Balance at
 December 31, 1998      $ 3,000,000  $ 2,086,028  $ 24,761,418  $    129,307  $(2,389,206)  $ 27,587,547

See accompanying notes to consolidated financial statements.

                                                   -50-

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
            for the years ended December 31, 1998, 1997, and 1996
                                            1998          1997          1996
Cash flows from operating activities:
 Net income                            $  3,620,873  $  3,426,036  $  3,092,127
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Provision for loan losses                 280,000       230,000       180,000
  Depreciation                              469,405       431,451       447,618
  Net amortization and accretion of
   investment securities                     62,905   (    60,871)       16,564
  Net loss (gain) on sale and
   disposal of assets                   (   219,534)  (     8,149)       13,406
 Changes in:
  Other assets                          (   227,381)  (   345,629)  (   182,157)
  Other liabilities                     (   151,287)  (   619,283)      185,039
   Net cash provided by
   operating activities                   3,834,981     3,053,555     3,752,597

Investing activities:
 Proceeds from maturities of
  securities held to maturity            21,500,000    17,530,000    11,000,000
 Proceeds from sale of securities
  available for sale                         69,300            -             -
 Purchases of securities
  held to maturity                      (26,016,061)  ( 7,299,804)  (15,051,777)
 Purchases of  securities
  available for sale                    ( 9,286,889)  (   755,387)           -
 Net change in other
  short-term investments                (   200,000)  (   874,088)  ( 2,042,600)
 Net change in loans                      3,770,630   ( 3,575,045)       72,953
 Purchase of premises and equipment     ( 1,363,918)  ( 1,023,324)  (   533,604)
 Proceeds from sales of other assets      1,620,077       937,971       483,688
 Net (increase) decrease in interest-
  bearing deposits with banks           ( 5,348,175)  (10,946,897)    3,184,768
   Net cash used for
   investing activities                 (15,255,036)  ( 6,006,574)  ( 2,886,572)

Financing activities:
 Net change in deposits                  14,651,577     3,566,408   (   940,882)
 Net change in federal funds
  purchased and securities sold
  under repurchase agreements           (   935,300)  (   876,646)      366,946
 Cash dividends declared                ( 1,154,330)  ( 1,050,078)  (   665,436)
 Proceeds from sale of treasury stock        75,632        26,794        81,699
   Net cash provided by (required for)
   financing activities                  12,637,579     1,666,478   ( 1,157,673)

Increase (decrease) in cash and
 due from bank                            1,217,524   ( 1,286,541)  (   291,648)
Cash and due from banks -
 beginning of year                        6,067,222     7,353,763     7,645,411
Cash and due from banks - end of year  $  7,284,746  $  6,067,222  $  7,353,763

Cash paid during the year for:
 Income taxes                          $  1,880,200  $  1,912,592  $  1,294,500

 Interest paid                         $  7,543,911  $  7,390,423  $  7,218,992

See accompanying notes to consolidated financial statements.

                                 -51-

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                __________

1.Summary of Significant Accounting Policies

The accounting and reporting policies of Southwest Georgia Financial Corporation and Subsidiary (The Corporation) conform to generally accepted accounting principles and to general practices within the banking industry. The following is a description of the more significant of those policies.


Principles of Consolidation

The consolidated financial statements include the accounts of Southwest Georgia Financial Corporation and its wholly-owned Subsidiary, Southwest Georgia Bank. All significant intercompany accounts and transactions have been eliminated in the consolidation.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with these evaluations, management obtains independent appraisals for significant properties.

A substantial portion of the Corporation's loans is secured by real estate located primarily in Georgia. Accordingly, the ultimate collection of these loans is susceptible to changes in the real estate market conditions of this market area.


Securities Held to Maturity

Investments in debt securities are accounted for as securities to be held in maturity when the Corporation has the positive intent and ability to hold these debt securities to maturity. Investments are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income using the interest method over the period to maturity. Gains or losses on the sale of investment securities are recognized upon disposition of the related security.

A decline in the market value of any held-to-maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

                                 -52-
Securities Available For Sale

Securities classified as available for sale are those debt and equity securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings. A decline in the market value of any available for sale security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.


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

Fees on loans and costs incurred in origination of most loans are recognized at the time the loan is placed on the books. Because loan fees are not significant, the results on operations are not materially different from the results which would be obtained by accounting for loan fees and costs in accordance with generally accepted accounting principles.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collection of the principal is unlikely. The allowance is an amount which management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible based on evaluation of the collectibility of loans and prior loss experience. This evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolios, current economic conditions that may affect the borrowers ability to pay, overall portfolio quality, and review of specific problem loans.

                                 -53-

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

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws on the date of enactment.


Recent Accounting Pronouncements

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The term "comprehensive income" is used in the SFAS to describe the total of all components of comprehensive income including net income. "Other comprehensive income" refers to revenues, expenses, gains and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, "other comprehensive income" for the Corporation consists of items previously recorded directly in equity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 130 is effective for both interim and annual financial statement periods beginning after December 15, 1997.

                                 -54-
Additionally, SFAS No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106" was issued with an effective date for fiscal years beginning after December 15, 1997. Although the statement does not change the measurement or recognition of employer pension and other postretirement benefit plans, it standardizes the disclosure requirements, requires additional information on changes in benefit obligations and fair values of plan assets, and eliminates certain other unnecessary disclosures.


Statements of Cash Flows

For purposes of the Statements of Cash Flows, the Corporation considers cash and due from banks to include cash on hand and amounts due from banks, including interest-bearing and noninterest-bearing deposits in other banks.


Trust Department

Trust income is included in the accompanying consolidated financial statements on the cash basis in accordance with established industry practices. Reporting of such fees on the accrual basis would have no material effect on reported income.


2.Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities as shown in the consolidated balance sheets and their estimated fair values at December 31 were as follows:

Securities Available For Sale:
                         Carrying      Unrealized    Unrealized      Estimated
                          Amount          Gains        Losses        Fair Value
December 31, 1998

Equity securities     $  2,484,108    $    23,356    $    8,950    $  2,498,514
State and municipal
 securities              8,925,798        143,900        24,101       9,045,597

  Total               $ 11,409,906    $   167,256    $   33,051    $ 11,544,111

December 31, 1997

Equity securities     $  2,184,531    $        -     $       -     $  2,184,531

                                 -55-

Securities Held to Maturity:
                         Carrying      Unrealized    Unrealized      Estimated
                          Amount          Gains        Losses        Fair Value
December 31, 1998

U. S. Treasury and
  U. S. Government
  Agency Securities   $ 63,806,187    $   944,608    $      624    $ 64,750,171
State and municipal
  securities             5,280,000        278,797            -        5,558,797

  Total               $ 69,086,187    $ 1,223,405    $      624    $ 70,308,968


December 31, 1997

U. S. Treasury and
  U. S. Government
  Agency Securities   $ 62,560,817    $   575,675    $   48,341    $ 63,088,151
State and municipal
  securities             2,080,000        182,369            -        2,262,369

  Total               $ 64,640,817    $   758,044    $   48,341    $ 65,350,520

At December 31, 1998 and 1997, securities with a par value of $28,481,000 and $24,821,000, respectively were pledged as collateral for public deposits and other purposes as required by law.

There were no investments in obligations of state and municipal subdivisions which exceeded 10 percent of the Corporation's stockholders' equity at December 31, 1998.

The carrying amount and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                       Carrying      Estimated
                                        Amount       Fair Value
Amounts maturing in:
  One year or less                  $ 14,014,956    $ 14,156,564
  After one through five years        41,804,242      42,606,337
  After five through ten years        14,015,842      14,126,477
  After ten years                      8,176,945       8,465,187

    Total debt securities           $ 78,011,985    $ 79,354,565

3.  Loans and Allowance for Loan Losses

The composition of the Corporation's loan portfolio at December 31, 1998, 1997, and 1996 was as follows:

                                  1998           1997            1996
Commercial, financial and
  agricultural loans        $  15,489,570   $  17,075,784   $  18,449,820
Real estate mortgage loans     88,766,909      90,110,529      85,338,178
Other loans                       150,564         448,264         208,474
Consumer loans                 11,219,013      12,052,186      12,369,282

  Loans outstanding           115,626,056     119,686,763     116,365,754
Unearned discount            (    128,003)   (    142,668)   (    156,871)
Allowance for loan losses    (  2,003,410)   (  1,998,822)   (  2,008,655)

  Net loans                 $ 113,494,643   $ 117,545,273   $ 114,200,228

The Corporation's only significant concentration of credit at December 31, 1998, occurs in real estate loans which totaled approximately $89 million. However, this amount is not concentrated in any specific market or geographic area.

In the normal course of business, the Corporation's banking subsidiary has made loans at prevailing interest rates and terms to directors and executive officers of the Corporation and its subsidiary, and to their affiliates. The aggregate indebtedness to the Bank of these related parties approximated $847,000 and $1,170,000, at December 31, 1998 and 1997, respectively. During 1998, approximately $816,000 of such loans were made, and repayments totaled approximately $1,123,000. None of these loans were restructured, nor were any related party loans charged off during 1998.

Changes in the allowance for loan losses are as follows:

                                      1998           1997           1996
Balance, January 1               $ 1,998,822    $ 2,008,655    $ 2,139,532
Provision charged to operations      280,000        230,000        180,000
Loans charged off                 (  365,397)    (  313,773)    (  370,608)
Recoveries                            89,985         73,940         59,731

Balance, December 31             $ 2,003,410    $ 1,998,822    $ 2,008,655

Loans placed on nonaccrual status amounted to $1,805,679 at December 31, 1998. Past due loans over ninety days amounted to $280,626.

4.  Bank Premises and Equipment

The amounts reported as bank premises and equipment are as follows:

                                     1998           1997
Land                            $ 1,100,248    $ 1,092,248
Building                          4,291,059      3,499,588
Furniture and equipment           3,442,882      2,983,683

                                  8,834,189      7,575,519
Less accumulated depreciation    (4,031,559)    (3,649,684)

       Total                    $ 4,802,630    $ 3,925,835

Depreciation of premises and equipment was $469,405, $431,451 and $447,618 in 1998, 1997, and 1996, respectively.


5.  Deposits

At December 31, 1998, the scheduled maturities of certificates of deposit are as follows:

                       (Dollars In
                        Thousands)
1999                    $  90,233
2000                        4,950
2001                        2,821
2002                        2,202
2003 and thereafter         1,105

       Total            $ 101,311

6.Short-Term Borrowings

Federal funds purchased generally mature within one to four days.
Securities sold under repurchase agreements mature within one year or less. Other borrowed funds consist of a Federal Home Loan Bank advance with interest at 5.73% due May 1999.

The Federal Reserve Board requires that banks maintain reserves based on their average deposits in the form of vault cash and average deposit balances at the Federal Reserve Banks. For the year ended December 31, 1998, the Corporation's subsidiary bank's reserve requirements averaged approximately $2,119,000.

Information concerning federal funds purchased, securities sold under repurchase agreements, and Federal Home Loan Bank advances is summarized as follows:

                                            1998          1997          1996
Average balance during the year        $ 1,997,858   $ 3,439,712   $ 3,567,352
Average interest rate during the year         5.70%         5.73%         5.69%
Maximum month-end balance during
  the year                             $ 2,380,300   $ 5,312,246   $ 5,075,306

7.Long-Term Debt

Long-term debt of $8,000,000 at December 31, 1998 consisted of borrowings from the Federal Home Loan Bank. The money was borrowed to provide funding to support residential mortgage lending. The funds were financed for eight years at a fixed rate of 6.02 percent and are collateralized by the Corporation's investment securities. The borrowings can be repaid any time subject to an interest penalty, if the future borrowing rates are lower than the acquired borrowing rate.

No required annual principal payments on long-term debt are due until December 15, 2001.


8.Employee Benefits Plan

Pension Plan

The Bank has a noncontributory defined benefit pension plan which covers all employees who have attained the age of 21 years and completed one year of continuous service. The Bank is providing for the cost of this plan as benefits are accrued based upon actuarial determinations employing the aggregate funding method.

The table of actuarially computed benefit obligations and net assets and the related changes of the Plan at December 31, 1998, 1997, and 1996 is presented below.

                                              1998         1997         1996
   Change in Benefit Obligation

Benefit obligation at beginning of year  $ 4,109,831  $ 3,648,445  $ 3,283,093
Service cost                                 287,447      238,520      216,800
Interest cost                                252,872      282,754      254,400
Actuarial gain                               236,888       52,685   (    2,059)
Benefits paid                             (  142,638)  (  112,573)  (  103,789)

  Benefit obligation at end of year        4,744,400    4,109,831    3,648,445

                                 -59-

                                              1998         1997         1996
   Change in Plan Assets

Fair value of plan assets at beginning
 of year                                 $ 4,111,054  $ 3,753,516  $ 3,491,715
Actual return on plan assets                 343,386      256,118      175,448
IRS withholding                           (    3,636)  (    3,000)  (    4,109)
Other                                             -    (   48,548)          -
Employer contribution                        237,734      265,541      194,251
Benefits paid                             (  142,638)  (  112,573)  (  103,789)

  Fair value of plan assets at end
   of year                                 4,545,900    4,111,054    3,753,516

   Funded Status

Prepaid (accrued) benefit cost           $(  198,500) $     1,223  $   105,071

At December 31, 1998, the plan assets included cash and cash equivalents,
U. S. Treasury bonds and notes, other government agency securities, and equity securities.

Assumptions used to determine net periodic pension costs as of December 31, 1998, 1997, and 1996, respectively were:

                                              1998         1997         1996
   Weighted-Average Assumptions
       As of December 31

Discount rate                                7.25%         7.75%        7.75%
Expected return on plan assets               7.25%         7.25%        7.75%
Rate of compensation increase                6.00%         6.00%        6.00%

Components of  Net Periodic
Benefit Cost
Service cost                             $   287,447  $   238,520  $   216,800
Interest cost                                252,872      282,754      254,400
Expected return on plan assets            (  343,350)  (  256,118)  (  175,448)

  Net periodic benefit cost              $   196,969  $   265,156  $   295,752

Employee Stock Ownership Plan

The Corporation has a nondiscriminatory Employee Stock Ownership Plan and Trust to be administered by a trustee. The plan was established to purchase and hold Southwest Georgia Financial Corporation stock for all eligible employees. Contributions to the plan are made solely by the Corporation and are at the discretion of the Board of Directors. The contributions were $377,937 in 1998, $381,944 in 1997, and $354,659 in
1996.

Directors Deferred Compensation Plan

The Corporation has a voluntary deferred compensation plan for the Board of Directors administered by an insurance company. The plan stipulates that if a director participates in the Plan for four years, the Bank will pay the Director future monthly income for ten years beginning at normal retirement age, and the Bank will make specified monthly payments to the Director's beneficiaries in the event of his or her death prior to the completion of such payments. The plan is funded by actual life insurance policies with the Bank as the named beneficiary.


Directors and Executive Officers Stock Purchase Plan

The Corporation has adopted a stock purchase plan for the executive officers and directors of Southwest Georgia Financial Corporation. The stock offering is exempt under the Securities Act of 1933 Regulation D and additionally exempt under Georgia law.

Under the plan, participants may elect to contribute up to $500 monthly of salary or directors' fees and receive corporate common stock with an aggregate value of 1.5 times their contribution. The expense incurred during 1998, 1997, and 1996 on the part of the Corporation totaled $52,150, $44,941, and $27,550, respectively.


Stock Option Plan

Effective March 19, 1997, the Corporation established a Key Individual Stock Option Plan ("Plan") which provides for the issuance of options to key employees and directors of the Corporation. In April 1997, the Plan was approved by the Corporation's shareholders, and it will be effective for ten years. A maximum of 150,000 shares of common stock have been authorized for issuance with respect to options granted under the Plan. No options were granted under the Plan to any employee or director during 1997. The Plan provides for the grant of incentive stock options and nonqualified stock options to key employees of the Corporation. The Plan will be administered by the Personnel Committee of the Board of Directors.

On April 29, 1998, the Corporation granted 83,500 stock options to its key employees and directors. Under the Plan, the exercise price of each option equals the market price of the Corporation's stock on the grant date for a term of ten years. All of these options were vested as of the grant date with the exception of 2,200 options, which will be vested January 2, 1999. The fair value of each option grant is estimated on the grant date using an option-pricing model with the following weighted-average assumptions: dividend yield of 2.10 percent, risk-free interest rate of 5.00 percent, expected lives of 5 years for the options, and a volatility rate of 21.00 percent.

A summary of the status of the Corporation's Plan as of December 31, 1998, and the changes during the year is presented below:

                                         Year Ended December 31, 1998

                                                          Weighted-
                                                           Average
                                            Shares      Exercise Plan
         Fixed Options

Granted April 29, 1998                      83,500        $ 25.50
Expired                                    ( 1,500)         25.50

  Outstanding at end of year                82,000        $ 25.50

Exercisable at December 31, 1998            79,800        $ 25.50

Weighted-average fair value of options
 granted during the year                  $   5.68

The following table summarizes information about fixed stock options outstanding at December 31, 1998.

              Outstanding Options                   Exercisable Options
 -----------------------------------------------   ----------------------
                           Weighted-
                            Average     Weighted                 Weighted
  Actual      Number       Remaining     Average     Number       Average
 Exercise   Outstanding   Contractual   Exercise   Exercisable   Exercise
  Price     At 12/31/98      Life         Price    At 12/31/98     Plan
$ 25.50       82,000       9.3 Years    $ 25.50      79,800      $ 25.50

If the Corporation had used the fair value based method of accounting for its Plan, as prescribed by Statement of Financial Accounting Standard No. 123, compensation cost in net income for the year ended December 31, 1998, would have increased by $453,000, resulting in net income of $3,349,000 net of tax. Basic earnings per share would have declined from $1.41 to $1.31 and had no effect on diluted earnings per share.

If the Corporation had used the fair value based method of accounting for its Plan for the year ended December 31, 1997, compensation cost and net income would not have changed.

Dividend Reinvestment and Share Purchase Plan

In 1997, the Corporation's Board of Directors approved a dividend reinvestment and share purchase plan. Also, the Board amended this plan on September 16, 1998. The purpose of the plan is to provide shareholders of record of the Corporation's common stock, who elect to participate in the Plan, with a simple and convenient method of investing cash dividends and voluntary cash contributions in shares of the common stock without payment of any brokerage commissions or other charges. Eligible participants may purchase common stock through automatic reinvestment of common stock dividends on all or partial shares and make additional voluntary cash payments of not less than $5 nor more than $5,000 per month. The participant's price of common stock purchased with dividends or voluntary cash payments will be the average price of all shares purchased in the open market, or if issued from unissued shares or treasury stock the price will be the average of the high and low sales prices of the stock on the American Stock Exchange on the dividend payable date. During the years ended December 31, 1998 and 1997, 6,654 and 2,815 shares were issued through the plan at an average of $23.01 and $18.33 per share, respectively.


9.  Income Taxes

Components of income tax expense for 1998, 1997, and 1996 are as follows:

                                          1998          1997          1996
Current payable                      $ 1,847,600   $ 1,639,100   $ 1,576,800
Deferred taxes (benefit)              (  133,000)       24,100        44,200

  Total income taxes                 $ 1,714,600   $ 1,663,200   $ 1,621,000

The reasons for the difference between the federal income taxes in the consolidated statements of income and the amount computed by the applying the statutory federal income tax rate to income taxes are as follows:

                                          1998          1997          1996
Taxes at statutory income tax rate   $ 2,134,189   $ 2,035,694   $ 1,885,251
Reductions in taxes resulting from
  exempt income                       (   48,528)   (   11,567)   (   19,063)
Other timing differences              (  371,061)   (  360,927)   (  245,188)

       Total income taxes            $ 1,714,600   $ 1,663,200   $ 1,621,000

                                 -63-

The sources of timing differences for tax reporting purposes and the related deferred taxes recognized in 1998, 1997, and 1996 are summarized as follows:

                                                1998        1997        1996
Accretion of discount (net of maturities)   $  34,100   $  80,000   $  83,400
Nonqualified retirement plan
 contribution                               ( 13,600)   (  9,300)         -
Gain on disposition of discounted bonds      (153,500)   ( 46,600)   ( 39,200)

  Total deferred taxes                      $(133,000)  $  24,100   $  44,200

10.  Related Party Transactions

The Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation presently holds 502,443 shares of the Corporation's stock of which 7,416 shares have been pledged.


11. Commitments, Contingent Liabilities, and Financial Instruments With Off-Balance-Sheet Risk

In the normal of business, various claims and lawsuits may arise against the Corporation. Management, after reviewing with counsel all actions and proceedings, considers that the aggregate liability or loss, if any, resulting therefrom will not be material.

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own risk exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit in the form of loans or through letters of credit. The instruments involve , to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract or notional amounts of the instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

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

The contractual or notional amounts of financial instruments having credit risk in excess of that reported in the Consolidated Balance Sheets are as follows:

                                       December 31, 1998    December 31, 1997
Financial instruments whose contract
  amounts represent credit risk:
  Commitments to extend credit           $ 26,739,000         $ 25,784,000
  Standby letters of credit and
     financial guarantees                $     45,000         $     45,000


12.  Disclosures About Fair Value of Financial Instruments

The following information and tables present the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1998 and 1997. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. Those techniques can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.


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

Deposits

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at December 31, 1998. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

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

The carrying amount and estimated fair values of the Corporation's financial instruments are as follows:

                                      December 31, 1998     December 31, 1997

                                     Carrying              Carrying
                                      Amount   Fair Value   Amount   Fair Value
                                   (Thousands of Dollars) (Thousands of Dollars)
Financial assets:
  Cash                              $   7,285  $   7,285  $   6,067  $   6,067
  Securities available for sale        11,544     11,544      2,185      2,185
  Securities held to maturity          69,086     70,309     64,641     65,350
  Short-term investments               19,852     19,852     14,304     14,304
  Loans                               115,498    117,044    119,544    118,146
  Less:  allowance for loan losses      2,003      2,003      1,999      1,999

Financial liabilities:
  Deposits                            191,087    192,325    176,435    177,236
  Securities sold under agreements
     to repurchase                        365        366      1,300      1,301
  Short-term borrowings                 1,500      1,501      1,500      1,500
  Long-term debt                        8,000      8,127      8,000      8,059
Unrecognized financial
  instruments:
  Commitments to extend credit         26,739     26,739     25,784     25,784
Standby letters of credit                  45         45         45         45


13.  Supplemental Financial Data

Components of other operating expense in excess of one percent of gross revenue for the respective periods are as follows:

                                  Years Ended December 31
                               1998         1997         1996
Data processing             $ 453,240    $ 352,904    $ 326,664
FDIC assessment fees        $      -     $      -     $ 229,994
Purchased deposit fees      $      -     $      -     $ 184,092

14.  Stockholder's Equity

Dividends paid by the Bank subsidiary are the primary source of funds available to the parent company for payment of dividends to its shareholders and other needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 1998, approximately $3.5 million of the Bank's net assets were available for payment of dividends without prior approval from the regulatory authorities.

Banking regulatory agencies have approved guidelines to implement a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either Core (Tier One) capital or Supplementary (Tier

                                 -  -

Two) capital. Tier One capital consists primarily of tangible common stockholders' equity while Tier Two capital is comprised of certain debt instruments and a portion of the reserve for loan losses. Risk-based capital regulations required banks to maintain an eight percent total risk-based capital ratio of which four percent must consist primarily of tangible common stockholders' equity (Tier One capital). The Corporation's ratios under these rules at December 31, 1998 and 1997 are set forth in the table below. The Corporation's leverage ratio at December 31, 1998 was
12.60 percent.

As a result of regulatory limitations at December 31, 1998, approximately $19,632,000 of the parent company's investment in net assets of the subsidiary bank of $23,156,000, as shown in the accompanying condensed balance sheets, was restricted from transfer by the subsidiary bank to the parent company in the form of cash dividends.

                                                                           To Be Well
                                                                        Capitalized Under
                                                    For Capital         Prompt Corrective
                                  Actual         Adequacy Purposes      Action Provisions
                             Amount    Ratio      Amount    Ratio        Amount     Ratio
As of December 31, 1998:
 Total capital (to risk-
  weighted assets)        $29,077,713  22.51%   $10,334,961 > 8.00%   $12,918,701 > 10.00%
 Tier I Capital (to risk-
  weighted assets)        $27,458,078  21.25%   $ 5,167,480 > 4.00%   $ 7,751,220 >  6.00%
 Tier I Capital (to
  average assets)         $27,458,078  12.60%   $ 6,535,089 > 3.00%   $10,891,816 >  5.00%


As of December 31, 1997:
 Total capital (to risk-
  weighted assets)        $26,451,958  21.61%   $ 9,792,681 > 8.00%   $12,240,851 > 10.00%
 Tier I Capital (to risk-
  weighted assets)        $24,916,065  20.35%   $ 4,896,349 > 4.00%   $ 7,344,511 >  6.00%
 Tier I Capital (to
  average assets)         $24,916,065  11.80%   $ 6,337,140 > 3.00%   $10,561,901 >  5.00%

                                 -68-


15. Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only

                      Condensed Balance Sheets
                  as of December 31, 1998 and 1997
                       (Thousands of Dollars)
                             __________
                                                    1998        1997
                     ASSETS
Cash                                             $   3,758   $   3,769
Investment in consolidated wholly-owned bank
 subsidiary, at equity                              23,156      21,002
Investment securities available for sale               362          -
Loans                                                  165          -
Other assets                                           509         474

  Total assets                                   $  27,950   $  25,245



       LIABILITES AND STOCKHOLDERS' EQUITY

Dividends payable                                $     308   $     282
Other liabilities                                       54          47

  Total liabilities                                    362         329

Stockholders' equity:
 Common stock, $1 par value; authorized
 5,000,000 shares; issued 3,000,000 shares           3,000       3,000
 Capital surplus                                     2,086       2,029
 Retained earnings                                  24,891      22,295
 Treasury stock, 434,401 shares for 1998
  and 437,808 shares for 1997                     (  2,389)   (  2,408)

  Total stockholders' equity                        27,588      24,916

  Total liabilities and stockholders' equity      $ 27,950    $ 25,245

                 Condensed Statements Of Income and Expense
            for the years ended December 31, 1998, 1997 and 1996
                           (Thousands of Dollars)
                                __________
                                                  1998       1997       1996
Income:
 Dividend received from bank subsidiary        $  1,500   $  1,200   $    775
 Interest on loan                                    14         -          -
 Other                                              205        210        197

  Total income                                    1,719      1,410        972

Expenses:
 Other                                               67         81        108

Income before income taxes and equity in
 undistributed income of bank subsidiary          1,652      1,329        864

Income tax expense - allocated from
 consolidated return                            (    55)   (    47)   (    46)

  Income before equity in undistributed
   income of subsidiary                           1,597      1,282        818

Equity in undistributed income of subsidiary      2,024      2,144      2,274

  Net income                                      3,621      3,426      3,092

Retained earnings - beginning of year            22,295     19,919     17,492

Net unrealized gains (losses) on available
  for sale securities                               129         -          -

Dividends                                       ( 1,154)   ( 1,050)   (   665)

Retained earnings - end of year                $ 24,891   $ 22,295   $ 19,919

                     Condensed Statements Of Cash Flows
            for the years ended December 31, 1998, 1997 and 1996
                          (Thousands of Dollars)
                                __________
                                                 1998       1997       1996
Operating activities:
 Net income                                   $  3,621   $  3,426   $  3,092
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Equity in undistributed earnings of
   subsidiary                                  ( 2,024)   ( 2,144)   ( 2,274)
  Changes in:
   Other assets                                (    35)   (   142)   (   281)
   Other liabilities                                32         27    (   163)

  Net cash provided of operating activities      1,594      1,167        374

Investing activities:
 Purchase of securities available for sale     (   362)        -          -
 Net change in loans                           (   165)        -          -

  Net cash provided (used) for investing
   activities                                  (   527)        -          -

Financing activities:
 Dividends declared to stockholders            ( 1,154)   ( 1,050)   (   665)
 Sale of treasury stock                             76         27         81

  Net cash provided (used) for financing
   activities                                  ( 1,078)   ( 1,023)   (   584)

  Increase (decrease) in cash                  (    11)       144    (   210)

Cash - beginning of year                         3,769      3,625      3,835

Cash - end of year                             $ 3,758    $ 3,769    $ 3,625

16.Business Combination

Effective December 11, 1998, the Corporation completed the acquisition of certain assets and the assumption of deposits of a branch in Pavo, Georgia, owned by Farmers and Merchants Bank of Monticello, Florida. The Corporation acquired approximately $2.3 million of assets which included cash and due from bank balances, certain loans and accrued interest receivables, and premises and equipment. Also, the Corporation assumed approximately $3.8 million of deposits and other liabilities. The acquisition was accounted for as a purchase.

17.Earnings Per Share

Effective January 1, 1997, the Corporation adopted SFAS No. 128 "Earnings Per Share". The new statement simplifies the standards for computing earnings per share and requires presentation of two new amounts, basic and diluted earnings per share.

Earnings per share are based on the weighted average number of common shares outstanding during the year.

                                        Year Ended December 31, 1998

                                                     Weighted      Per
                                                     Average      Share
                                       Income         Shares      Amount
Basic earnings per share:
 Net income                         $ 3,620,873      2,564,866    $ 1.41

                                        Year Ended December 31, 1997

                                                     Weighted      Per
                                                     Average      Share
                                       Income         Shares      Amount
Basic earnings per share:
 Net income                         $ 3,426,036      2,561,025    $ 1.34

                                        Year Ended December 31, 1996

                                                     Weighted      Per
                                                     Average      Share
                                       Income         Shares      Amount
Basic earnings per share:
 Net income                         $ 3,092,127      2,557,474    $ 1.21

Options to purchase 79,800 shares of common stock at $25.50 per share were outstanding during the latter part of 1998, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.