Form 10-K, Exhibit 13
period 1999-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 2000-03-30
CIK 315849

                                         Years Ended December 31

                             1999       1998       1997       1996       1995

                               (Thousands Of Dollars Except Per Share Data)
Statement of Condition:
Total assets              $ 223,060  $ 230,198  $ 213,957  $ 209,483  $ 207,364
Loans, net                  108,675    113,495    117,545    114,200    114,453
Deposits                    182,072    191,087    176,435    172,869    173,810
Shareholders' equity         29,657     27,588     24,916     22,513     20,005
Average total assets        225,061    217,836    211,238    205,316    201,814
Average shareholders'
 equity                      28,665     26,356     23,835     21,391     19,145
Book value per share          11.32      10.75       9.72       8.79       7.83
Cash dividends paid
 per share                      .48        .44        .40        .32        .30
Reserve for possible loan
losses to loans                1.76%      1.73%      1.67%      1.73%      1.84%



Statement of income:
Net income                    3,801      3,621      3,426      3,092      2,949
Net income per share           1.45       1.41       1.34       1.21       1.16
Weighted average number
of shares outstanding     2,619,376  2,564,866  2,561,025  2,557,474  2,545,622



Ratios:
Return on average
 total assets                  1.69%      1.66%      1.62%      1.51%      1.46%
Return on average
shareholders' equity          13.26%     13.74%     14.37%     14.46%     15.40%
Net interest margin            5.66%      5.43%      5.42%      5.27%      5.31%
Dividend payout ratio         33.60%     31.88%     30.65%     21.52%     26.79%
Average shareholders'
 equity to average
 total assets                 12.74%     12.10%     11.28%     10.42%      9.49%












INTRODUCTION

The following financial review presents management's discussion and analysis of significant changes in the consolidated financial position and results of operations of Southwest Georgia Financial Corporation
("Company"). This commentary should be read in conjunction with information provided in the Consolidated Financial Statements and accompanying footnotes.


EARNINGS OVERVIEW

The Company's net income for 1999 increased 5 percent to $3.801 million from the $3.621 million earned in 1998. Between 1998 and 1997, net income increased 5.7 percent. In 1999, the Company's earnings per share increased to $1.45 compared to $1.41 in 1998 and $1.34 in 1997.

The Company continues to show strong key performance measurements in both return on average assets and return on average stockholders' equity.  In
1999, the Company's return on average assets, which reflects utilization of
assets, was 1.69 percent compared to 1.66 percent in 1998.   Return on
average stockholders' equity, which measures return on stockholders'
investments, was 13.26 percent in 1999 compared to 13.74 percent in 1998.

The $180 thousand increase in net earnings for 1999 was primarily attributable to higher net interest income. This higher net interest income resulted mainly from increases in interest from tax-exempt securities, dividends received from the investment in Empire Financial
Services, Inc. and lower interest expense on time deposits and NOW accounts.


RESULTS OF OPERATIONS

Net Interest Income

The primary source of revenue for the Company is net interest income, which is the difference between total interest income on earning assets and interest expense on interest-bearing sources of funds. The level of net interest income continues to impact the Company's earnings performance in a positive way. Net interest income for 1999 increased $465 thousand, or 4.3 percent, compared to 1998. The amount of net interest income is determined primarily by the volume of earning assets and liabilities and the various rate spreads between these assets and their funding sources or liabilities.

The key performance measure for net interest income is the net interest margin, defined as taxable equivalent net interest income divided by average earning assets. The Company's net interest margin increased to
5.66 percent for 1999 compared to 5.43 percent for 1998.

After the prime rate decreased 75 basis points in the fourth quarter of 1998, it increased three times in the latter half of 1999 by a total of 75 basis points. The Company's base rate increased to 9.50 percent during the last quarter of 1999 and remained at that level. This favorable level of loan rates in 1999 provided the Company with significant interest income from base rate related loans.

A key factor influencing the Company's interest rate margin has been the Company's mix of earning assets and interest-bearing liabilities. Interest income from earning assets decreased $341 thousand in 1999 compared to 1998, while for the same period interest expenses decreased $806 thousand.
This $341 thousand decrease in interest income resulted primarily from both a decrease of $2.6 million in the average loan portfolio and a 40 basis points decline in the average loan yield compared to 1998. This decrease was partially offset by some significant increases in interest income for 1999 which included dividends received from the investment in Empire
Financial Services, Inc. and interest from tax-exempt securities. Another factor which had a positive effect on the Company's net interest income for 1999 was a decrease in interest on deposits primarily resulting from lower rates on time deposits and NOW accounts. During 1998, the $429 thousand increase in net interest income resulted primarily from the growth in the average investment portfolio, dividends received in the stock investment of Empire Financial Services, Inc. and growth in average noninterest-bearing deposits.


Noninterest Income

Noninterest income totaled $2.5 million for 1999, representing an increase of approximately $740 thousand, or 41.5 percent, from 1998. The largest increase in noninterest income was primarily attributable to income received from the April 1999 acquisition of Moultrie Insurance Agency which was merged into Southwest Georgia Insurance Services, Inc. Also, this change in noninterest income included a significant nonrecurring gain on the sale of other real estate property in 1998 and a loss on the sale of securities in 1999. Another large component of noninterest income was service charges on deposit accounts, and these increased 5.9 percent in 1999 when compared to 1998.


Noninterest Expense

Noninterest expense totaled $8.4 million for 1999, an increase of 21.4 percent compared to 1998. The majority or $1.1 million of the $1.5 million increase in noninterest expense was attributable to the expenses relating to the acquired insurance agency. Representing over one-half of the total noninterest expense, salaries and employee benefits increased 21.8 percent from 1998. Excluding $767 thousand of the insurance agency's salary and employee benefits, the remaining 2.7 percent growth in 1999 was from merit and promotional increases, and salary expenses relating to the acquisition of a branch office in Pavo, Georgia. The level of full-time equivalent employees increased by 11 as a result of the insurance agency acquisition to a total of 111, comparing December 31, 1999, to the prior year end.
Nearly all of the increase in salary and employee benefits in 1998 compared to 1997 was due primarily to merit and promotional increases.

In 1999, both the occupancy and equipment expense increases were related to the acquired insurance agency. Data processing expenses increased 13 percent in 1999 and 28 percent in 1998. This increase resulted primarily from the increased price of data processing services from the Company's primary data processing service bureau.

Other operating expense components of noninterest expense increased $392 thousand or 24.4 percent in 1999 compared to 1998. Over one-half of this increase in other noninterest expenses during 1999 was related to the acquired insurance agency. Additional increases in noninterest expenses occurred in normal operations and from expenses related to the operation of a branch office purchased in Pavo, Georgia, in December 1998. The majority of the decrease in other operating expense in 1998 compared to 1997 was due to reductions in amortization of purchased deposit premium.

The Company continues to emphasize the importance of strong budgetary controls. Management will continue to monitor expenses closely with emphasis on seeking out more efficient and cost effective ways to operate.


FINANCIAL CONDITION

Earning Assets

The Company, primarily through its banking subsidiary Southwest Georgia
Bank, acts as a financial intermediary. As such, its financial condition should be considered in terms of how the Company manages its sources and uses of funds. During 1999, total average assets of $225 million increased
$7 million, or 3.2 percent, compared to 1998.

The Company's earning assets, which include loans, investment securities, deposits at the Federal Home Loan Bank, and federal funds sold, averaged
$209 million in 1999. This year's average earning assets represented a 2.8 percent increase from $203 million in 1998. The earning asset mix remained relatively stable during the year. For 1999, average earning assets were comprised of 53 percent loans, 40 percent investment securities, and 7 percent federal funds sold and funds at the Federal Home Loan Bank. The ratio of earning assets to total assets remained stable at 93 percent for both 1999 and 1998.


Loans

Loans are the Company's largest earning assets and users of funds, and because of their importance, most of the other assets and liabilities are managed to accommodate the needs of the loan portfolio. During 1999, average net loans represented 53 percent of average earning assets and 49 percent of average total assets. Average total loans decreased $2.6 million, or 2.2 percent, in 1999. This drop in the loan portfolio resulted from payoffs on some large loans, mostly from outside of the local service area. Also, the loan demand from the local service area has been relatively flat for the past several years. In 1999, commercial, financial, and agricultural loans increased 23.6 percent from their December 31, 1998, level. Also, real estate loans decreased 9.2 percent, while consumer loans decreased 3.1 percent from the level of the previous year.

As a result of the decrease in both loan and deposit growth, the ratio of total loans to total deposits at year end remained stable at 60.8 percent in 1999 from 60.5 percent in 1998. The mix of the loan portfolio for the 1999 year end consisted of 31.9 percent of loans secured by 1-4 family residences, 1.8 percent of loans secured by multifamily residences, 8.6 percent of loans secured by farmland, and 30.9 percent of loans secured by nonfarm and nonresidential properties. Also, included in the mix of the loan portfolio were 16.9 percent of loans for other commercial, industrial, and agricultural purposes and 9.9 percent of loans to individuals for household, family, and other personal expenditures.


Allowance and Provision for Possible Loan Losses

The allowance for possible loan losses was $1.9 million, or 1.76 percent of total loans outstanding as of December 31, 1999. This level represented a $59 thousand decrease from the corresponding 1998 year-end amount, which was 1.73 percent of total loans outstanding. The provision for loan losses was $180 thousand in 1999, a decrease from the prior year's provision by $100 thousand. This provision reflected management's assessment of the adequacy of the allowance for loan losses to absorb write-offs in the loan portfolio.

The Company's management has not changed the lending practices and philosophy which has provided the Company with an exceptionally low charge-off record over the past several years. Also, management has an extensive loan review program in place which provides for the regular examination and evaluation of the risk elements within the loan portfolio. The adequacy of the allowance for loan losses is regularly evaluated based on the review of all significant loans with particular emphasis on nonaccruing, past due, and other impaired loans that management has identified as potential problems.


Nonperforming Assets

Nonperforming assets are defined as being all nonaccrual and renegotiated loans and other real estate acquired by foreclosure and held for sale. The level of nonperforming assets increased $1.3 million comparing year-end
1999 to year-end 1998. Primarily, this increase resulted from one large owned real estate property held for sale. Nonperforming assets were approximately $3.4 million, or 3.03 percent of total loans and other real estate as of December 31, 1999, compared to $2.1 million, or 1.82 percent of total loans and other real estate at year-end 1998.


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

The total investment portfolio increased to $86.7 million from $80.6 million comparing year-end 1999 to 1998, an increase of $6.1 million, or
7.6 percent. The average total investment portfolio increased to $84.2 million in 1999 compared to $78.2 million for 1998.

During 1999, average total investment securities accounted for 40 percent of the average earning assets and 37 percent of the average total assets.
At December 31, 1999, the investment securities held to maturity had a market value of $69.3 million and a carrying value of $70.9 million. The growth in securities available for sale was primarily attributed to a $3.7 million investment in state and municipal securities and a $1.9 million investment in mortgage-backed securities. As of December 31, 1999, the securities available for sale had a market value of $15.9 million and a carrying value of $16.7 million. The Company will continue to actively manage the size, components, and maturity structure of the investment securities portfolio. Future investment strategies will continue to be based on profit objectives, economic conditions, interest rate risk objectives, and efforts to maximize the balance sheet capacity.

Average federal funds sold and Federal Home Loan Bank deposits represented approximately 7 percent of the average earning assets for 1999 compared to 5 percent in 1998. These short-term money market investments were used by the Company as liquid investment vehicles for short-term funds.


Deposits and Other Interest-Bearing Liabilities

The Company's 1999 level of average deposits grew 2.8 percent from the previous year.  Average deposits, the primary source of the Company's funds, increased $3.3 million during 1999 compared to 1998.  The Company's average core deposits declined 3 percent to approximately 81 percent of average total deposits when compared to the previous year.  Core deposits are defined as total deposits less public funds and time deposits of $100
thousand or more.   This strong base of core deposits, which has a lower
cost than purchased funds, provides funds for lending and investment activities.  The average total deposits of $184.7 million increased from
the 1998 level of $179.7 million.   The majority of the average deposit
growth occurred in average time deposits and average noninterest-bearing accounts partially offset by decreases in average NOW accounts and in average money market account deposits.  During 1999, the Company's deposit mix changed by shifting out of lower interest-paying deposit accounts to certificates of deposit on which higher rates are paid.  As of December 31,
1999, the Company had a total of $25.2 million in certificates of deposit with a value of $100 thousand or more each.  This was a 3.2 percent increase from the $24.4 million total in 1998.

The Company continues to borrow $1.5 million at a fixed rate for one year from the Federal Home Loan Bank to support its community investment program lending. Long-term debt remained stable at $8 million comparing December
31, 1999, to year-end 1998.  This source of funds from the Federal Home
Loan Bank provides funding for the Company to support its longer-term residential mortgage lending.


Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, the Company's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity or sale of other earning assets. In addition, liquidity is continuously provided through the acquisition of new deposits and borrowings or the rollover of maturing deposits and borrowings. Many factors affect the ability to accomplish these liquidity objectives successfully including the economic environment, the Company's asset/liability mix, and the Company's overall reputation and credit standing in the marketplace.

The Consolidated Statement of Cash Flow details the Company's cash flow from operating, investing, and financing activities. During 1999, operating activities generated cash flow of $4.8 million, while investing activities provided $6.7 million. Financing activities required $10.7 million of this, resulting in a net increase in cash and cash equivalents of $853 thousand. Generally, growth in loans has been funded by an increase in deposits. Excess cash from acquired deposits that were not used to meet loan demand was invested in securities. Cash produced from operations continues to provide cash primarily for the payment of dividends and repayment of long-term debt.

Liability liquidity represents the Company's ability to renew or replace its short-term borrowings and deposits as they mature or are withdrawn.
The Company's deposit mix includes a significant amount of core deposits which are defined as total deposits less public funds and time deposits of $100 thousand or more. These funds are stable in that they are generally accounts of individual customers who are concerned not only with rates paid, but with the value of services received, such as efficient operations performed by helpful personnel. Total core deposits represented 79.8 percent of total deposits on December 31, 1999, compared to 81.0 percent in 1998.

Asset liquidity is provided through ordinary business activity such as cash which is received from interest and fee payments as well as from maturing loans and investments. Additional sources include marketable securities and short-term investments which can be easily converted to cash without significant loss. The Company's investment securities maturing within one year or less amounted to $14 million on December 31, 1999, which represented 16.5 percent of the investment debt securities portfolio.

The Company's management is not aware of any known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity or operations.

Management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have such an effect.


Capital Resources and Dividends

Capital adequacy, a measure of the amount of capital needed to sustain asset growth, continues to be a point of concentrated interest for the entire banking industry. The Company continues to maintain a healthy level of capital adequacy as measured by its average equity to average assets ratio of 12.7 percent in 1999 and 12.1 percent in 1998.

The Federal Reserve Board has issued guidelines regarding risk-based capital requirements for U.S. banks and bank holding companies. Overall, these guidelines redefine the components of capital, require higher levels of capital for higher risk assets and lower levels of capital for lower risk assets, and include certain off-balance-sheet items in the calculation of capital requirements. The risk-based capital regulations require banks to maintain an 8 percent ratio, of which 4 percent must consist primarily of tangible common shareholders' equity (tier one capital). At year-end
1999, the Company was well in excess of the minimum requirements under the guidelines with a total risk-based capital ratio of 24.88 percent, a tier one risk-based capital ratio of 23.62 percent, and a leverage ratio of
13.43 percent.The following table presents the risk-based capital and leverage ratios for year-end 1999 and 1998 in comparison to the minimum regulatory guidelines:

   Minimum
  Risk-Based              Dec. 31,        Dec. 31,      Regulatory
Capital Ratios              1999            1998        Guidelines
Tier One Risk-Based        23.62%          21.25%          4.00%
Total Risk-Based           24.88%          22.51%          8.00%
Leverage                   13.43%          12.60%          3.00%

As set forth in the table below, in 1999 the Company's stock traded as high as $24 1/8, and the closing price at year-end was $14 1/2 per share.

Common Stock Market Prices
                            1999
For The
Quarter       Fourth        Third        Second       First
High         $ 17 3/4     $ 19 7/8     $ 22 3/8     $ 24 1/8

Low          $ 14 1/2     $ 16 7/8     $ 19 5/8     $ 19 3/8

                            1998
For The
Quarter       Fourth        Third        Second       First
High         $ 26         $ 24 1/8     $ 26 9/16    $ 23 7/8

Low          $ 18 1/2     $ 18 1/4     $ 23 1/8     $ 18 3/4

The principal market for trading of the common stock is the American Stock Exchange under the symbol SGB.

As of December 31, 1999, there were 548 record holders of the Company's common stock. The cash dividends paid on the Company's common stock were $.48 in 1999 and $.44 in 1998. The Company has a policy objective of paying out a portion of earnings in dividends to its shareholders. The Company's dividend paid was $1.244 million in 1999 and $1.128 million in 1998. The Company intends to continue paying dividends. However, the amount and frequency of dividends will be determined by the Company's Board of Directors in light of the earnings, capital requirements and financial condition of the Company, and no assurance can be given that dividends will be declared in the future. The primary source of funds available to the parent company is the payment of dividends by its subsidiary bank. Federal and State banking laws restrict the amount of dividends that can be paid without regulatory approval. Southwest Georgia Bank has paid cash dividends on an annual, semi-annual, or quarterly basis on common stock for the past seventy-two consecutive years.

The Company's management is not aware of any current recommendation by the regulatory authorities which if they were to be implemented would have a material effect on the Company's capital resources.


Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk lies within its exposure to interest rate movement. The Company has no foreign currency exchange rate risk,
commodity price risk, or any other material market risk.   The Company has
no trading investment portfolio. As a result, it does not hold any market risk-sensitive instruments which would be subject to a trading environment which is characterized by volatile short-term movements in interest rates. Also, the Company has no interest rate swaps or other derivative instruments which are either designated and effective as hedges or which modify the interest rate characteristics of specified assets or liabilities. The Company's primary source of earnings, net interest income, can fluctuate with significant interest rate movements. To lessen the impact of these movements, the Company seeks to maximize net interest income while remaining within prudent ranges of risk by practicing sound interest rate sensitivity management. The Company attempts to accomplish this objective by structuring the balance sheet so that the differences in repricing opportunities between assets and liabilities are minimized. Interest rate sensitivity refers to the responsiveness of earning assets and interest-bearing liabilities to changes in market interest rates. The Company's interest rate risk management is carried out by the Asset/Liability Management Committee which operates under policies and guidelines established by management. The Company maintains an investment portfolio which staggers maturities and provides flexibility over time in managing exposure to changes in interestrates. Any imbalances in the repricing opportunities at any point in time constitute a financial institution's interest rate sensitivity.

The table below provides information about the Company's financial assets and liabilities that are sensitive to changes in interest rates. For each financial asset and liability listed above, the table presents principal cash flows and related weighted average interest rates by expected maturity or the earliest possible repricing opportunity dates.

The Company uses a number of tools to measure interest rate risk. One of the indicators for the Company's interest rate sensitivity position is the measurement of the difference between its rate-sensitive assets and rate-sensitive liabilities, which is referred to as the "gap." A gap analysis displays the earliest possible repricing opportunity for each asset and liability category based upon contractual maturities and repricing. At year-end 1999, the Company's one-year cumulative rate-sensitive assets represented 93 percent of the cumulative rate-sensitive liabilities compared to 106 percent for 1998. This change in the cumulative gap is a result of the Company's management of its exposure to interest rate risk. After the increases in rates in 1999, the Company has become less asset-sensitive at the one year gap position resulting from management investing into some longer-term investments to take advantage of the higher yields.

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


                                              December 31, 1999
                                      Expected Maturity/Repricing Dates
                                            (Dollars In Thousands)
                                                                                     2005
                                                                                     and                Fair
                                   2000      2001      2002      2003      2004     Beyond    Total     Value
Financial Assets:
 Short-term investments         $  8,249  $     -   $     -   $     -   $     -   $     -   $  8,249  $  8,249
  Average interest rate             5.38%       -         -         -         -         -       5.38%       -

 Securities available for sale        -         -         -         -         -     15,889    15,889    15,889
  Average interest rate               -         -         -         -         -      11.99%    11.99%       -

 Securities held to maturity      20,736    13,356    11,508     9,521    10,102     5,655    70,878    69,311
  Average interest rate             6.54%     6.49%     6.27%     5.67%     5.82%     6.28%     6.25%       -

 Fixed-rate loans                  4,788     2,496     4,641     2,698     3,782    34,549    52,954    52,928
  Average interest rate             9.83%    11.90%     9.77%     9.95%     9.15%     9.00%     9.34%       -

 Variable-rate loans              54,576     1,086     2,003        -         -         -     57,665    57,113
  Average interest rate             9.19%     9.12%     8.83%       -         -         -      9.18%        -

Financial Liabilities:

 Time deposits                    87,276     5,483     2,832     1,586       719        -     97,896    98,717
  Average interest rate             4.89%     5.53%     5.91%     5.77%     5.39%       -       4.97%       -

 Other interest-bearing
  deposits*                       59,491        -         -         -         -         -     59,491    59,491
  Average interest rate             2.01%       -         -         -         -         -       2.01%       -

 Short-term borrowings             1,500        -         -         -         -         -      1,500     1,489
  Average interest rate             5.30%       -         -         -         -         -       5.30%       -

 Long-term debt                       -         -         -         -      8,000        -      8,000     7,811
  Average interest rate               -         -         -         -       6.02%       -       6.02%       -

Unrecognized Financial Instruments:

 Commitments to extend credit     31,377        -         -         -         -         -     31,377    31,377
 Standby letters of credit            85        -         -         -         -         -         85        85

*  Interest-bearing deposits with no maturity.