Form 10-K, Exhibit 13
period 1999-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 2000-03-30
CIK 315849

SOUTHWEST GEORGIA FINANCIAL CORPORATION

                               MOULTRIE, GEORGIA






                       CONSOLIDATED FINANCIAL STATEMENTS

                for the years ended December 31, 1999 and 1998

                             C O N T E N T S
                               __________


                                                                  Pages

                    Independent Auditor's Report                     44


                    Consolidated Financial Statements:

                    Balance Sheets                                   45

                    Statements of Income                             46

                    Statements of Comprehensive Income               47

                    Statements of Changes in Stockholders' Equity    48

                    Statements of Cash Flows                         49

                    Notes to Financial Statements                 50-64

                         INDEPENDENT AUDITOR'S REPORT



The Directors and Stockholders of Southwest
Georgia Financial Corporation

We have audited the consolidated balance sheets of Southwest Georgia Financial Corporation and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, statements of comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Georgia Financial Corporation and Subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999, in conformity with generally accepted accounting principles.




Albany, Georgia
January 26, 2000

                    CONSOLIDATED BALANCE SHEETS
                    December 31, 1999 and 1998
                                            1999              1998
ASSETS
Cash and due from banks               $   8,137,993    $    7,284,746
Interest-bearing deposits with banks      6,613,723        17,526,899
Federal funds sold                        1,635,000         2,325,000
Investment securities available
 for sale, at fair value                 15,889,295        11,544,111
Securities to be held to maturity
 (estimated fair value of
 $69,310,826 and $70,308,968)            70,878,137        69,086,187
Loans, less allowance for loan
 losses of $1,944,023 and $2,003,410    108,674,831       113,494,643
Premises and equipment, net               4,692,292         4,802,630
Other assets                              6,538,381         4,133,815
   Total assets                       $ 223,059,652     $ 230,198,031

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
Noninterest-bearing                   $  24,684,967      $  23,889,034
NOW accounts                             37,560,205         42,344,494
Money market                              8,522,025          9,665,691
Savings                                  13,408,727         13,877,136
Certificates of deposit
 $100,000 and over                       25,166,442         24,386,769
Other time accounts                      72,729,833         76,923,935

Total deposits                          182,072,199        191,087,059
Federal funds purchased and
 securities sold under
 repurchase agreements                            0            365,000
Other borrowed funds                      1,500,000          1,500,000
Long-term debt                            8,000,000          8,000,000
Other liabilities                         1,830,560          1,658,425

Total liabilities                       193,402,759        202,610,484
Stockholders' equity:
Common stock - par value $1;
 authorized 5,000,000
 shares; issued 3,000,000 shares          3,000,000          3,000,000
Capital surplus                           1,790,254          2,086,028
Retained earnings                        27,494,425         24,761,418
Accumulated other comprehensive income (    534,354)           129,307
Treasury stock 380,624 shares
 for 1999 and 434,401
 for 1998, at cost                     (  2,093,432)      (  2,389,206)

Total stockholders' equity               29,656,893         27,587,547
Total liabilities and
 stockholders' equity                 $ 223,059,652      $ 230,198,031

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF INCOME
            for the years ended December 31, 1999, 1998, and 1997
                                             1999          1998          1997
Interest income:
Interest and fees on loans              $ 11,733,546  $ 12,461,509  $ 12,622,438
Interest and dividends on securities:
 Taxable                                   4,943,435     5,143,353     4,869,254
 Tax exempt                                  631,178       133,613        18,750
Interest on deposits in banks                594,785       423,593       282,736
Interest on other short-term investments      80,036       161,945       101,375
  Total interest income                   17,982,980    18,324,013    17,894,553

Interest expense:
Deposits                                   6,175,397     6,959,312     6,668,404
Other borrowings                             574,655       596,503       679,018
  Total interest expense                   6,750,052     7,555,815     7,347,422

Net interest income                       11,232,928    10,768,198    10,547,131
Provision for loan losses                    180,000       280,000       230,000
Net interest income after provision
 for loan losses                          11,052,928    10,488,198    10,317,131

Noninterest income:
Service charges on deposit accounts          988,439       933,648       907,006
Fees for trust services                      269,238       269,777       246,951
Net gain on sale of assets                    40,794       219,534         8,149
Net loss on sale of securities           (    70,837)            0             0
Income from Southwest Ga. Ins. Services    1,021,867             0             0
Other income                                 273,064       359,814       348,808
  Total noninterest income                 2,522,565     1,782,773     1,510,914

Noninterest expense:
Salaries and employee benefits             4,883,694     4,009,183     3,957,095
Occupancy expense                            514,252       431,128       382,241
Equipment expense                            511,715       434,802       424,781
Data processing expense                      511,492       453,240       352,904
Other operating expenses                   1,999,549     1,607,145     1,621,788
  Total noninterest expenses               8,420,702     6,935,498     6,738,809

Income before income taxes                 5,154,791     5,335,473     5,089,236
Provision for income taxes                 1,353,900     1,714,600     1,663,200
Net income                              $  3,800,891  $  3,620,873  $  3,426,036

Basic earnings per share:
Net income                              $       1.45  $       1.41  $       1.34
Weighted average shares outstanding        2,619,376     2,564,866     2,561,025

See accompanying notes to consolidated financial statements.

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
            for the years ended December 31, 1999, 1998, and 1997

                                             1999          1998          1997
Net income                              $  3,800,891  $  3,620,873  $  3,426,036

Other comprehensive income, net of tax:
Unrealized gains on securities
 available for sale:
Unrealized holding gains(losses)
 arising during the period               (   943,832)      134,205             0
Federal income tax expense(benefit)          280,171   (     4,898)            0
Other comprehensive income (loss),
 net of tax                              (   663,661)      129,307             0

Total comprehensive income              $  3,137,230  $  3,750,180  $  3,426,036













See accompanying notes to consolidated financial statements.
                                  -47-

               CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 for the years ended December 31, 1999, 1998, and 1997

                                                    Accumulated
                                                       Other                     Total
                   Common    Capital     Retained  Comprehensive   Treasury   Stockholders'
                   Stock     Surplus     Earnings      Income        Stock       Equity
Balance at
December 31,
1996           $3,000,000  $2,010,046  $19,918,917  $     -     $(2,415,649)  $22,513,314

Net income            -           -      3,426,036        -             -       3,426,036

Sale of
treasury stock        -        19,088          -          -           7,705        26,793

Cash dividend
declared
$.41 per share        -           -     (1,050,078)       -             -      (1,050,078)

Balance at
December 31,
1997            3,000,000   2,029,134   22,294,875        -      (2,407,944)   24,916,065

Net income            -           -      3,620,873        -             -       3,620,873

Sale of
treasury stock        -        56,894          -          -          18,738        75,632

Cash dividend
declared
$.45 Per share        -           -     (1,154,330)       -             -      (1,154,330)

Unrealized
holding gains         -           -            -      129,307           -         129,307

Balance at
December 31,
1998            3,000,000   2,086,028   24,761,418    129,307    (2,389,206)   27,587,547

Net income            -           -      3,800,891        -             -       3,800,891

Retirement of
treasury stock
incident to
business
combination           -    (  295,774)         -          -         295,774           -

Acquired
company's
equity incident
to business
combination           -           -        209,157        -             -         209,157

Cash dividend
declared
$.49 Per share        -           -     (1,277,041)       -             -      (1,277,041)

Unrealized
holding loss          -           -            -     (663,661)          -      (  663,661)

Balance at
December 31,
1999           $3,000,000  $1,790,254  $27,494,425  $(534,354)  $(2,093,432)  $29,656,893

See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended December 31, 1999, 1998, and 1997
                                                 1999         1998         1997

Cash flows from operating  activities:
Net income                                   $ 3,800,891  $ 3,620,873  $ 3,426,036
Adjustments to reconcile net income to net
 cash provided by operating activities:
Provision for loan losses                        180,000      280,000      230,000
Depreciation                                     520,230      469,405      431,451
Net amortization and accretion of
 investment securities                            83,646       62,905  (    60,871)
Net loss (gain) on sale and disposal
 of assets                                       245,769   (  219,534) (     8,149)
Changes in:
 Other assets                                (   246,761)  (  227,381) (   345,629)
Other liabilities                                244,213   (  151,287) (   619,283)

Net cash provided by operating activities      4,827,988    3,834,981    3,053,555

Investing activities:
Proceeds from maturities of securities
 held to maturity                             18,105,000   21,500,000   17,530,000
Proceeds from sale of securities
 available for sale                            8,316,766       69,300            0
Purchases of securities held to maturity     (27,999,249) (26,016,061) ( 7,299,804)
Purchases of  securities available for sale  ( 5,657,966) ( 9,286,889) (   755,387)
Net change in other short-term investments       690,000  (   200,000) (   874,088)
Net change in loans                            2,477,514    3,770,630  ( 3,575,045)
Purchase of premises and equipment           (   505,706) ( 1,363,918) ( 1,023,324)
Proceeds from sales of other assets              218,344    1,620,077      937,971
Net (increase) decrease in interest-
 bearing deposits with banks                  10,913,176  ( 5,348,175) (10,946,897)
Cash equivalents acquired from acquisition       124,281            0            0

Net cash used for investing activities         6,682,160  (15,255,036) ( 6,006,574)

Financing activities:
Net change in deposits                       ( 9,014,860)  14,651,577    3,566,408
Net change in federal funds purchased and
 securities sold under repurchase agreements (   365,000) (   935,300) (   876,646)
Cash dividends declared                      ( 1,277,041) ( 1,154,330) ( 1,050,078)
Proceeds from sale of treasury stock                  0        75,632       26,794

Net cash provided by (required for)
 financing activities                        (10,656,901)  12,637,579    1,666,478
Increase (decrease) in cash and
 due from bank                                   853,247    1,217,524  ( 1,286,541)

Cash and due from banks - beginning
 of year                                       7,284,746    6,067,222    7,353,763
Cash and due from banks - end of year        $ 8,137,993  $ 7,284,746  $ 6,067,222

Cash paid during the year for:
Income taxes                                 $ 1,337,000  $ 1,880,200  $ 1,912,592
Interest paid                                $ 6,822,066  $ 7,543,911  $ 7,390,423

Noncash items:
Increase in foreclosed properties and
 decrease in loans                           $ 2,162,298  $   113,325  $   113,105
Unrealized gain(loss) on securities AFS      $(  663,661) $   129,307  $         0

See accompanying notes to consolidated financial statements.

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

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

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


Credit Related Financial Instruments

In the ordinary course of business, the Corporation has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, standby letters of credit and forward sales commitments to various credit card trusts. Such financial instruments are recorded when they are funded.


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

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which revises the accounting for derivative financial instruments. The Company has elected to adopt this new statement in 1999, and it does not have a material impact on the Corporation's financial position, results of operations or cash flows.


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

2.  INVESTMENT SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities as shown in the consolidated balance sheets and their estimated fair values at December 31 were as follows:

Securities Available For Sale:
<CAPTIONS>
                      Amortized       Unrealized     Unrealized      Estimated
                        Cost             Gains         Losses        Fair Value
December 31, 1999
Equity
  securities         $ 2,270,408     $     7,246     $        0     $ 2,277,654
State and
  municipal
  securities          12,566,363               0        788,238      11,778,125
Mortgage
  backed
  securities           1,862,151               0         28,635       1,833,516

       Total         $16,698,922     $     7,246     $  816,873     $15,889,295

December 31, 1998
Equity
  securities         $ 2,484,108     $    23,356     $    8,950     $ 2,498,514
State and
  municipal
  securities           8,925,798         143,900         24,101       9,045,597

       Total         $11,409,906     $   167,256     $   33,051     $11,544,111

Securities Held to Maturity:
                      Amortized       Unrealized     Unrealized      Estimated
                        Cost             Gains         Losses        Fair Value
December 31, 1999
U. S. Treasury
  and U.S.
  Government
  Agency
  Securities         $64,703,853     $    26,418     $ 1,550,098    $63,180,173
State and
  municipal
  Securities           6,174,284          34,255          77,886      6,130,653

       Total         $70,878,137     $    60,673     $ 1,627,984    $69,310,826

December 31, 1998
U. S. Treasury
 and U.S.
 Government
 Agency
 Securities          $63,806,187     $   944,608     $       624    $64,750,171
State and
 municipal
 securities            5,280,000         278,797               0      5,558,797

       Total         $69,086,187     $ 1,223,405     $       624    $70,308,968

At December 31, 1999 and 1998, securities with a par value of $28,707,000 and $28,481,000, respectively were pledged as collateral for public deposits and other purposes as required by law.

There were no investments in obligations of state and municipal subdivisions which exceeded 10 percent of the Corporation's stockholders' equity at December 31, 1999.

The amortized cost and estimated fair value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                      Amortized        Estimated
                                        Cost           Fair Value
Amounts maturing in:
  One year or less                  $ 14,063,629     $ 14,068,698
  After one through five years        37,664,197       36,691,839
  After five through ten years        19,958,175       19,267,198
  After ten years                     13,620,650       12,894,732

       Total debt securities        $ 85,306,651     $ 82,922,467

Under special provision adopted by the Financial Accounting Standards Board in its SFAS No. 133, the Corporation disposed of some investments from securities held to maturity for $8,316,766 which resulted in a realized loss of $70,837.


3.  LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the Corporation's loan portfolio at December 31, 1999, 1998, and 1997 was as follows:

                              1999            1998            1997
Commercial,
  financial and
  agricultural
  loans                  $  19,143,828   $  15,489,570   $  17,075,784
Real estate
  mortgage loans            80,557,933      88,766,909      90,110,529
Other loans                    176,387         150,564         448,264
Consumer loans              10,870,053      11,219,013      12,052,186
    Loans outstanding      110,748,201     115,626,056     119,686,763

Unearned discount        (     129,347)  (     128,003)  (     142,668)
Allowance for
  loan losses            (   1,944,023)  (   2,003,410)  (   1,998,822)

       Net loans         $ 108,674,831   $ 113,494,643   $ 117,545,273

The Corporation's only significant concentration of credit at December 31, 1999, occurs in real estate loans which totaled approximately $81 million. However, this amount is not concentrated in any specific market or geographic area.

In the normal course of business, the Corporation's banking subsidiary has made loans at prevailing interest rates and terms to directors and executive officers of the Corporation and its subsidiary, and to their affiliates. The aggregate indebtedness to the Bank of these related parties approximated $1,553,000 and $847,000, at December 31, 1999 and 1998, respectively. During 1999, approximately $2,162,000 of such loans were made, and repayments totaled approximately $1,428,000. None of these loans were restructured, nor were any related party loans charged off during 1999.

At December 31, 1999 and 1998, impaired loans amounted to $311,095 and $2,082,605, respectively. Included in the allowance for loan losses is $64,498 related to impaired loans at December 31, 1999, and $437,173 related to impaired loans at December 31, 1998. The amounts in the allowance for loan losses for impaired loans were primarily determined using the fair value of the loans' collateral in accordance with SFAS No. 114 and No. 118.

For the years ended December 31, 1999 and 1998, the average recorded investment in impaired loans was $1,196,851 and $2,436,244 respectively.

Interest income was recognized for cash payment received on loans while they were impaired of $23,948 for 1999 and $28,173 for 1998.

Loans placed on nonaccrual status amounted to $858,153 and $1,805,679 at December 31, 1999 and 1998, respectively. Past due loans over ninety days at December 31, 1999 and 1998, were $487,941 and $280,626, respectively.


Changes in the allowance for loan losses are as follows:

                                 1999           1998            1997
Balance, January 1           $ 2,003,410    $ 1,998,822    $ 2,008,655
Provision charged
  to operations                  180,000        280,000        230,000
Loans charged off             (  309,862)    (  365,397)    (  313,773)
Recoveries                        70,475         89,985         73,940

Balance, December 31         $ 1,944,023    $ 2,003,410    $ 1,998,822

4.  BANK PREMISES AND EQUIPMENT

The amounts reported as bank premises and equipment are as follows:

                                  1999           1998

Land                          $ 1,100,248     $ 1,100,248
Building                        4,268,027       4,291,059
Furniture and equipment         3,972,964       3,442,882

                                9,341,239       8,834,189
Less accumulated depreciation  (4,648,947)     (4,031,559)

       Total                  $ 4,692,292     $ 4,802,630

Depreciation of premises and equipment was $520,230, $469,405 and $431,451 in 1999, 1998, and 1997, respectively.


5.  DEPOSITS

At December 31, 1999, the scheduled maturities of certificates of deposit are as follows:

                      (Dollars In
                       Thousands)
2000                 $    87,276
2001                       5,483
2002                       2,832
2003                       1,586
2004 and thereafter          719

       Total          $   97,896


6.  SHORT-TERM BORROWINGS

Federal funds purchased generally mature within one to four days. Securities sold under repurchase agreements mature within one year or less. Other borrowed funds consist of a Federal Home Loan Bank advance with interest at 5.30% due May 2000.

The Federal Reserve Board requires that banks maintain reserves based on their average deposits in the form of vault cash and average deposit balances at the Federal Reserve Banks. For the year ended December 31, 1999, the
Corporation's subsidiary bank's reserve requirements averaged approximately $2,561,000.

Information concerning federal funds purchased, securities sold under repurchase agreements, and Federal Home Loan Bank advances is summarized as follows:

                                 1999           1998           1997
Average balance during
  the year                   $ 1,674,000    $ 1,997,858    $ 3,439,712
Average interest rate
  during the year                  5.49%          5.70%          5.73%
Maximum month-end
  balance during the year    $ 1,865,000    $ 2,380,300    $ 5,312,246


7.  LONG-TERM DEBT

Long-term debt of $8,000,000 at December 31, 1999 consisted of borrowings from the Federal Home Loan Bank. The money was borrowed to provide funding to support residential mortgage lending. The funds were financed for eight years at a fixed rate of 6.02 percent and are collateralized by the Corporation's investment securities. The borrowings can be repaid any time subject to an interest penalty, if the future borrowing rates are lower than the acquired borrowing rate.

No required annual principal payments on long-term debt are due until December 15, 2001.


8.  EMPLOYEE BENEFITS PLAN

Pension Plan

The Bank has a noncontributory defined benefit pension plan which covers all employees who have attained the age of 21 years and completed one year of continuous service. The Bank is providing for the cost of this plan as benefits are accrued based upon actuarial determinations employing the aggregate funding method.

The table of actuarially computed benefit obligations and net assets and the related changes of the Plan at December 31, 1999, 1998, and 1997 is presented below.

                                  1999          1998            1997
Change in Benefit
   Obligation

Benefit obligation at
beginning of year            $ 4,744,400     $ 4,109,831     $ 3,648,445
Service cost                     287,447         287,447         238,520
Interest cost                    252,872         252,872         282,754
Actuarial gain                         0         236,888          52,685
Other                         (       61)              0               0
Benefits paid                 (  155,458)     (  142,638)     (  112,573)
       Benefit obligation
         at end of year        5,129,200       4,744,400       4,109,831

Change in Plan Assets

Fair value of plan assets
  at beginning of year       $ 4,545,900     $ 4,111,054     $ 3,753,516
Actual return on plan
  assets                         125,317         343,386         256,118
IRS withholding                        0      (    3,636)     (    3,000)
Other                                  7               0      (   48,548)
Employer contribution            333,734         237,734         265,541
Benefits paid                 (  155,458)     (  142,638)     (  112,573)
  Fair value of plan
  assets at end
  of year                      4,849,500       4,545,900       4,111,054


Funded Status
Prepaid (accrued)
 benefit cost                $(  279,700)    $(  198,500)    $     1,223


At December 31, 1999, the plan assets included cash and cash equivalents, U.S. Treasury bonds and notes, other government agency securities, and equity securities.

Assumptions used to determine net periodic pension costs as of December 31, 1999, 1998, and 1997, respectively were:

                               1999           1998         1997
Weighted-Average
 Assumptions As of
 December 31

Discount rate                  7.25%          7.75%        7.75%
Expected return on plan
  assets                       7.25%          7.25%        7.25%
Rate of compensation
  increase                     6.00%          6.00%        6.00%

Components of
Net Periodic Benefit Cost

Service cost               $ 287,447      $ 287,447    $ 238,520
Interest cost                252,872        252,872      282,754
Expected return on plan
  assets                    (125,317)      (343,350)    (256,118)
    Net periodic benefit
      cost                 $ 415,002      $ 196,969    $ 265,156

Employee Stock Ownership Plan

The Corporation has a nondiscriminatory Employee Stock Ownership Plan and Trust to be administered by a trustee. The plan was established to purchase and hold Southwest Georgia Financial Corporation stock for all eligible employees. Contributions to the plan are made solely by the Corporation and are at the discretion of the Board of Directors. The contributions were $349,813 in 1999, $377,937 in 1998, and $381,944 in 1997.


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

Under the plan, participants may elect to contribute up to $500 monthly of salary or directors' fees and receive corporate common stock with an aggregate value of 1.5 times their contribution. The expense incurred during 1999, 1998, and 1997 on the part of the Corporation totaled $48,425, $52,150, and $44,941, respectively.


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

In 1999 and 1998, the Corporation granted 20,500 and 83,500 stock options, respectively, to its key employees and directors. Under the Plan, the exercise price of each option equals the market price of the Corporation's stock on the grant date for a term of ten years. All of these options are vested with the exception of 5,000 options, which will be vested January 2, 2000.

The fair value of each option grant is estimated on the grant date using an option-pricing model with the following weighted-average assumptions:
dividend yield of 2.8 percent for 1999 and 2.1 percent in 1998, risk-free interest rate of 5.5 percent for 1999 and 5.0 percent for 1998, expected lives of 5 years for the options, and a volatility rate of 26 percent for 1999 and 21 percent for 1998.

A summary of the status of the Corporation's Plan as of December 31, 1999 and 1998, and the changes during the year is presented below:

                                        Year Ended            Year Ended
                                    December 31, 1999    December 31, 1998

                                  Weighted-                  Weighted-
                                  Average                    Average
                                  Exercise                   Exercise
Fixed Options           Shares      Plan           Shares      Plan
Outstanding at
  beginning of year    82,000     $ 25.50               0
Granted                20,500       16.99          83,500     $ 25.50
Expired              (  2,500)      25.50        (  1,500)      25.50
  Outstanding at
     end of year      100,000     $ 23.76          82,000     $ 25.50
Exercisable at end
  of year              79,500     $ 25.50          79,800     $ 25.50
Weighted-average
  fair value of
  options granted
  during the year   $    4.15                   $    5.68






The following tables summarizes information about fixed stock options outstanding at December 31, 1999.

                     Outstanding Options
                                     Weighted-
                                      Average         Weighted
 Actual            Number            Remaining        Average
Exercise        Outstanding         Contractual       Exercise
 Price          At 12/31/99            Life             Price
$ 25.50            79,500             8.3 Years        $ 25.50
  17.25            17,500             9.8 Years          17.25
  15.50             3,000            10.0 Years          15.50

$ 15.50           100,000
    to
$ 25.50

             Exercisable Options
                                        Weighted
  Actual              Number            Average
 Exercise           Exercisable         Exercise
  Price             At 12/31/99           Plan
$ 25.50              79,500            $ 25.50
  17.25                   0                  0
  15.50                   0                  0

$ 15.50              79,500            $ 25.50
   to
$ 25.50

If the Corporation had used the fair value based method of accounting for its Plan, as prescribed by Statement of Financial Accounting Standard No. 123, compensation cost in net income for the year ended December 31, 1999, would have increased by $62,000, resulting in net income of $3,764,000 net of tax. Basic earnings per share would have declined from $1.45 to $1.44 and had no effect on diluted earnings per share.

If the Corporation had used the fair value based method of accounting for its Plan for the year ended December 31, 1998, compensation cost in net income for the year ended December 31, 1998, would have increased by $453,000, resulting in net income of $3,349,000 net of tax. Basic earnings per share would have declined from $1.41 to $1.31 and had no effect on diluted earnings per share.


Dividend Reinvestment and Share Purchase Plan

In 1997, the Corporation's Board of Directors approved a dividend reinvestment and share purchase plan. Also, the Board amended this plan on September 16, 1998. The purpose of the plan is to provide shareholders of record of the Corporation's common stock, who elect to participate in the Plan, with a simple and convenient method of investing cash dividends and voluntary cash contributions in shares of the common stock without payment of any brokerage commissions or other charges. Eligible participants may purchase common stock through automatic reinvestment of common stock dividends on all or partial shares and make additional voluntary cash payments of not less than $5 nor more than $5,000 per month. The participant's price of common stock purchased with dividends or voluntary cash payments will be the average price of all shares purchased in the open market, or if issued from unissued shares or treasury stock the price will be the average of the high and low sales prices of the stock on the American Stock Exchange on the dividend payable date. During the years ended December 31, 1999 and 1998, 6,768 and 6,654 shares were issued through the plan at an average of $20.15 and $23.01 per share, respectively.

9.  INCOME TAXES

Components of income tax expense for 1999, 1998, and 1997 are as follows:

                                 1999            1998          1997
Current payable              $ 1,363,600    $ 1,847,600   $ 1,639,100
Deferred taxes (benefit)      (    9,700)    (  133,000)       24,100

  Total income taxes         $ 1,353,900    $ 1,714,600   $ 1,663,200

The reasons for the difference between the federal income taxes in the consolidated statements of income and the amount computed by the applying the statutory federal income tax rate to income taxes are as follows:

                            1999           1998            1997
Taxes at statutory
  income tax rate      $ 2,061,916     $ 2,134,189     $ 2,035,694
Reductions in taxes
  resulting from
  exempt income         (  215,159)     (   48,528)     (   11,567)
Other timing
  differences           (  492,857)     (  371,061)     (  360,927)

  Total income taxes   $ 1,353,900     $ 1,714,600     $ 1,663,200

The sources of timing differences for tax reporting purposes and the related deferred taxes recognized in 1999, 1998, and 1997 are summarized as follows:

                                  1999            1998            1997
 Accretion of discount
   (net of maturities)       $   13,900      $   34,100      $   80,000
 Nonqualified retirement
   plan contribution          (  13,000)      (  13,600)      (   9,300)
 Gain on disposition of
   discounted bonds           (  10,600)      ( 153,500)      (  46,600)

 Total deferred taxes        $(   9,700)     $( 133,000)      $  24,100

10.  RELATED PARTY TRANSACTIONS

The Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation presently holds 509,388 shares of the Corporation's stock of which 31,552 shares have been pledged.

11. COMMITMENTS, CONTINGENT LIABILITIES, AND FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK

In the normal course of business, various claims and lawsuits may arise against the Corporation. Management, after reviewing with counsel all actions and proceedings, considers that the aggregate liability or loss, if any, resulting therefrom will not be material.

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own risk exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit in the form of loans or through letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract or notional amounts of the instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

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

The contractual or notional amounts of financial instruments having credit risk in excess of that reported in the Consolidated Balance Sheets are as follows:

                                           Dec. 31, 1999      Dec. 31, 1998
Financial instruments whose
  contract amounts represent
  credit risk:
  Commitments to extend credit              $ 31,377,000      $ 26,739,000
  Standby letters of credit and
     financial guarantees                   $     85,000      $     45,000

 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following information and tables present the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1999 and 1998. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. Those techniques can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.


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


Deposits

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at December 31, 1999. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.


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

The carrying amount and estimated fair values of the Corporation's financial instruments are as follows:

                                     December 31, 1999      December 31, 1998
                                     Carrying               Carrying
                                      Amount   Fair Value    Amount   Fair Value
                                 (Thousands of Dollars) (Thousands of Dollars)
Financial assets:
 Cash                              $  8,138   $  8,138   $  7,285   $  7,285
 Securities available for sale       15,889     15,889     11,544     11,544
 Securities held to maturity         70,878     69,311     69,086     70,309
 Short-term investments               8,249      8,249     19,852     19,852
 Loans                              110,619    110,041    115,498    117,044
 Less:  allowance for loan losses     1,944      1,944      2,003      2,003
Financial liabilities:
 Deposits                           182,072    182,893    191,087    192,325
 Securities sold under agreements
  to repurchase                           0          0        365        366
 Short-term borrowings                1,500      1,489      1,500      1,501
 Long-term debt                       8,000      7,811      8,000      8,127
Unrecognized financial
 instruments:
 Commitments to extend credit        31,377     31,377     26,739     26,739
 Standby letters of credit               85         85         45         45

13.  SUPPLEMENTAL FINANCIAL DATA

Components of other operating expense in excess of one percent of gross revenue for the respective periods are as follows:

                                   Years Ended December 31
                             1999          1998             1997
Charitable and other
  contributions          $ 226,515     $        -       $        -


14.  STOCKHOLDER'S EQUITY

Dividends paid by the Bank subsidiary are the primary source of funds available to the parent company for payment of dividends to its shareholders and other needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 1999, approximately $3.7 million of the Bank's net assets were available for payment of dividends without prior approval from the regulatory authorities.

Banking regulatory agencies have approved guidelines to implement a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either Core (Tier One) capital or Supplementary (Tier Two) capital. Tier One capital consists primarily of tangible common stockholders' equity while Tier Two capital is comprised of certain debt instruments and a portion of the reserve for loan losses. Risk-based capital regulations required banks to maintain an eight percent total risk-based capital ratio of which four percent must consist primarily of tangible common stockholders' equity (Tier One capital). The Corporation's ratios under these rules at December 31, 1999 and 1998 are set forth in the table below. The Corporation's leverage ratio at December 31, 1999 was 13.43 percent.

As a result of regulatory limitations at December 31, 1999, approximately $21,076,000 of the parent company's investment in net assets of the subsidiary bank of $24,761,000, as shown in the accompanying condensed balance sheets, was restricted from transfer by the subsidiary bank to the parent company in the form of cash dividends.

                                                                          To Be Well
                                                                       Capitalized Under
                                                    For Capital        Prompt Corrective
                                 Actual          Adequacy Purposes     Action Provisions
                            Amount    Ratio       Amount    Ratio       Amount    Ratio
As of December 31, 1999:
Total capital (to risk-
 weighted assets)        $31,829,112  24.88%   $10,236,242 > 8.00%  $12,795,303 > 10.00%
Tier I Capital (to risk-
 weighted assets)        $30,222,431  23.62%   $ 5,118,121 > 4.00%  $ 7,677,182 >  6.00%
Tier I Capital (to
 average assets)         $30,222,431  13.43%   $ 6,751,825 > 3.00%  $11,253,042 >  5.00%

As of December 31, 1998:
Total capital (to risk-
 weighted assets)        $29,077,713  22.51%   $10,334,961 > 8.00%  $12,918,701 > 10.00%
Tier I Capital (to risk-
 weighted assets)        $27,458,078  21.25%   $ 5,167,480 > 4.00%  $ 7,751,220 >  6.00%

Tier I Capital (to
 average assets)         $27,458,078  12.60%   $ 6,535,089 > 3.00%  $10,891,816 >  5.00%

15. CONDENSED FINANCIAL INFORMATION OF SOUTHWEST GEORGIA FINANCIAL CORPORATION PARENT COMPANY ONLY

                           Condensed Balance Sheets
                       as of December 31, 1999 and 1998
                            (Thousands of Dollars)

                                                          1999           1998
ASSETS

Cash                                                   $  3,570       $  3,758
Investment in consolidated wholly-owned bank
  subsidiary, at equity                                  24,761         23,156
Investment securities available for sale                    362            362
Loans                                                       699            165
Other assets                                                670            509

  Total assets                                         $ 30,062       $ 27,950

LIABILITES AND STOCKHOLDERS' EQUITY

Dividends payable                                      $    341       $    308
Other liabilities                                            64             54

  Total liabilities                                         405            362

Stockholders' equity:
Common stock, $1 par value; authorized 5,000,000
  shares; issued 3,000,000 shares                         3,000          3,000
Capital surplus                                           1,790          2,086
Retained earnings                                        26,960         24,891
Treasury stock, 380,624 shares for 1999 and 434,401
  shares for 1998                                      (  2,093)      (  2,389)

  Total stockholders' equity                             29,657         27,588

  Total liabilities and stockholders' equity           $ 30,062       $ 27,950

15. Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only, Continued

                Condensed Statements Of Income and Expense
           for the years ended December 31, 1999, 1998 and 1997
                         (Thousands of Dollars)


                                                1999       1998         1997
Income:
Dividend received from bank subsidiary       $  1,625   $  1,500   $  1,200
Interest on loan                                   62         14          0
Other                                             184        205        210

   Total income                                 1,871      1,719      1,410

Expenses:
Other                                              65         67         81

Income before income taxes and equity in
 undistributed income of bank subsidiary        1,806      1,652      1,329

Income tax expense - allocated from
consolidated return                            (   65)    (   55)    (   47)

   Income before equity in undistributed
    income of subsidiary                        1,741      1,597      1,282

Equity in undistributed income of subsidiary    2,060      2,024      2,144

   Net income                                   3,801      3,621      3,426

Retained earnings - beginning of year          24,891     22,295     19,919

Acquired company's equity incident to
  business combination                            209          0          0

Net unrealized gains (losses) on available
  for sale securities                          (  664)       129          0

Dividends                                      (1,277)    (1,154)    (1,050)

Retained earnings - end of year              $ 26,960   $ 24,891   $ 22,295

15. Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only, Continued

Condensed Statements Of Cash Flows
for the years ended December 31, 1999, 1998 and 1997
(Thousands of Dollars)

                                                  1999        1998       1997
Operating activities:
Net income                                      $ 3,801     $ 3,621     $ 3,426
Adjustments to reconcile net income to net
 cash provided by operating activities:
 Equity in undistributed earnings of
  subsidiary                                     (2,060)     (2,024)     (2,144)
 Changes in:
 Other assets                                    (  161)     (   35)     (  142)
 Other liabilities                                   43          32          27

Net cash provided of operating activities         1,623       1,594       1,167

Investing activities:
Purchase of securities available for sale             0      (  362)          0
Net change in loans                              (  534)     (  165)          0

Net cash provided (used) for investing
 activities                                      (  534)     (  527)          0

Financing activities:
Dividends declared to stockholders               (1,277)     (1,154)     (1,050)
Sale of treasury stock                                0          76          27

Net cash provided (used) for financing
 activities                                      (1,277)     (1,078)     (1,023)

Increase (decrease) in cash                      (  188)     (   11)        144

Cash - beginning of year                          3,758       3,769       3,625

Cash - end of year                              $ 3,570     $ 3,758     $ 3,769

16.  BUSINESS COMBINATION

In April of 1999, Southwest Georgia Financial Corporation acquired ownership of McLaughlin, Edwards, and Robison, Inc. d/b/a Moultrie Insurance Agency which is located in Moultrie, Georgia. The insurance agency was merged into Southwest Georgia Insurance Services, Inc., which is a subsidiary of Southwest Georgia Bank, and has its headquarters in Newton, Georgia. Moultrie Insurance Agency currently produces commission income volume of approximately $900,000 annually. This merger was accounted for as a pooling of interests. Financial information related to Moultrie Insurance Agency is not considered material to the historical results of the Corporation, and accordingly, the Corporation's financial statements were not restated.

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


17.  EARNINGS PER SHARE

Effective January 1, 1997, the Corporation adopted SFAS No. 128 "Earnings Per Share". The new statement simplifies the standards for computing earnings per share and requires presentation of two new amounts, basic and diluted earnings per share.

Earnings per share are based on the weighted average number of common shares outstanding during the year.

                                    Year Ended December 31, 1999

                                                  Weighted      Per
                                                  Average      Share
                                    Income         Shares      Amount
Basic earnings per share:
  Net income                     $ 3,800,891      2,619,376    $ 1.45

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

Options to purchase 79,500 shares of common stock at $25.50 per share were outstanding during the latter part of 1999, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.