Form 10-K, Exhibit 13
period 2000-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 2001-04-02
CIK 315849

                                 SOUTHWEST GEORGIA FINANCIAL CORPORATION

                                    Five Year Selected Financial Data
                                              Years Ended December 31

                                  2000       1999       1998       1997       1996
                                   (Thousands Of Dollars Except Per Share Data)

Statement of Condition:
Total assets                  $ 240,380  $ 223,060  $ 230,198  $ 213,957  $ 209,483
Loans, net                      122,094    108,675    113,495    117,545    114,200
Deposits                        199,485    182,072    191,087    176,435    172,869
Shareholders' equity             30,641     29,657     27,588     24,916     22,513
Average total assets            232,530    225,061    217,836    211,238    205,316
Average shareholders' equity     30,331     28,665     26,356     23,835     21,391
Book value per share              12.18      11.32      10.75       9.72       8.79
Cash dividends paid per share       .52        .48        .44        .40        .32
Reserve for possible loan
  losses to loans                 1.45%      1.76%      1.73%      1.67%      1.73%



Statement of income:
Net income                        3,359      3,801      3,621      3,426      3,092
Net income per share               1.30       1.45       1.41       1.34       1.21
Weighted average number of
  shares outstanding          2,592,688  2,619,376  2,564,866  2,561,025  2,557,474



Ratios:
Return on average
 total assets                     1.44%      1.69%      1.66%      1.62%      1.51%
Return on average
  shareholders' equity           11.08%     13.26%     13.74%     14.37%     14.46%
Net interest margin               5.17%      5.66%      5.43%      5.42%      5.27%
Dividend payout ratio            39.91%     33.60%     31.88%     30.65%     21.52%
Average shareholders' equity
  to average total assets        13.04%     12.74%     12.10%     11.28%     10.42%

                              -131


INTRODUCTION

The following financial review presents management's discussion and analysis of significant changes in the consolidated financial position and results of operations of Southwest Georgia Financial Corporation
("Company"). This commentary should be read in conjunction with information provided in the Consolidated Financial Statements and accompanying footnotes.

EARNINGS OVERVIEW

The Company's net income for 2000 decreased 11.6 percent to $3.359 million from the $3.801 million earned in 1999. Between 1999 and 1998, net income increased 5 percent. In 2000, the Company's earnings per share decreased to $1.30 compared to $1.45 in 1999 and $1.41 in 1998.

The Company showed lower but expected key performance measurements in both return on average assets and return on average stockholders' equity for the year 2000 compared to 1999. In 2000, the Company's return on average assets, which reflects utilization of assets, was 1.44 percent compared to
1.69 percent in 1999.   Return on average stockholders' equity, which
measures return on stockholders' investments, was 11.08 percent in 2000 compared to 13.26 percent in 1999.

The $442 thousand decrease in net earnings for 2000 was primarily attributable to lower net interest income. This lower net interest income resulted mainly from higher interest expense on time deposits and money market accounts due to market competition. During 2000, three new banking institutions opened for business in the Company's primary service area. The Company's response to this competitive pressure resulted in paying higher rates on time deposits, and offering lower rates on base-rate indexed loans in order to retain and strengthen customer relationships.


RESULTS OF OPERATIONS

Net Interest Income

The primary source of revenue for the Company is net interest income, which is the difference between total interest income on earning assets and interest expense on interest-bearing sources of funds. The level of net interest income continues to impact the Company's earnings performance. Net interest income for 2000 decreased $723 thousand, or 6.4 percent, compared to 1999. The amount of net interest income is determined primarily by the volume of earning assets and liabilities and the rate spreads between these assets and their funding sources or liabilities.

The key performance measure for net interest income is the net interest margin, defined as taxable equivalent net interest income divided by average earning assets. The Company's net interest margin decreased to
5.17 percent for 2000 compared to 5.66 percent for 1999.

A key factor influencing the Company's interest rate margin has been the mix of earning assets and interest bearing liabilities. Interest income from earning assets increased $420 thousand or 2.3 percent in 2000 compared to 1999, while for the same period interest expenses increased $1.1 million or 16.9 percent.

The $420 thousand increase in interest income resulted primarily from an increase in the volume of earning assets. Average loans increased $5.7 million in 2000 and average investments increased $4.5 million in the same period. The increase in the volume of loans had a greater impact on earnings than the change in loan rates. The Company's base rate and prime rate increased three times in the first half of 2000 by a total of 100 basis points to 10.50 percent and 9.50 percent, respectively. By year end the base rate had dropped to 9.00 percent. The decision to reduce the Company's base rate in a higher interest rate environment was related to increased local competition for loans.

While the level of core deposits remained relatively stable, large time deposits increased $5.6 million. The Company paid higher rates on time deposits to meet local competition. Deposit mix changed slightly and interest expense on deposits more closely followed general interest rate trends.

Noninterest Income

Noninterest income totaled $2.5 million for 2000, representing a decrease of approximately $60 thousand, or 2 percent, from 1999. Income from insurance services decreased 8.7 percent to $933 thousand for 2000 compared to 1999. The 1999 income from insurance services reflected more than twelve months of income resulting from the insurance agency merger.
Another large component of noninterest income was service charges on deposit accounts, and these decreased 3.5 percent in 2000 when compared to 1999 resulting from a decrease in insufficient check charges. The other increases in noninterest income were primarily attributable to income received from security sales commissions.

Noninterest Expense

Noninterest expense totaled $8.4 million for 2000, a decrease of 1.2 percent compared to 1999. The majority, or $313 thousand of this decrease in noninterest expense was attributable to the expenses relating to salaries and employee benefits. Representing over one-half of the total noninterest expense, salaries and employee benefits decreased 6.4 percent from 1999. The level of full-time equivalent employees decreased 9.5 percent as a result of attrition and retirements to a total of 105, comparing December 31, 2000, to the prior year-end.

In 2000, the occupancy expense increase was related to additional depreciation due to capital improvements. The equipment expense decrease of 3 percent from 1999 resulted from less equipment depreciation expense. Data processing expenses increased 2 percent in 2000 and 13 percent in 1999. This increase resulted primarily from the increased price of data processing services from the Company's primary data processing service bureau.

Other operating expense components of noninterest expense increased $212 thousand or 10.3 percent in 2000 compared to 1999. A large item in this component, $407 thousand, resulted from expenses related to other real estate property held for sale. Part of this increase was offset by decreases in noninterest expenses from normal operations.
The Company continues to emphasize the importance of strong budgetary controls. Management will continue to monitor expenses closely with emphasis on seeking out more efficient and cost effective ways to operate.


FINANCIAL CONDITION

Earning Assets

The Company, primarily through its banking subsidiary Southwest Georgia Bank, acts as a financial intermediary. As such, its financial condition should be considered in terms of how the Company manages its sources and uses of funds. During 2000, total average assets of $233 million increased $8 million, or 3.6 percent, compared to 1999.

The Company's earning assets, which include loans, investment securities, deposits at the Federal Home Loan Bank, and federal funds sold, averaged $215 million in 2000. This year's average earning assets represented a 2.8 percent increase from $209 million in 1999. The earning asset mix remained relatively stable during the year. For 2000, average earning assets were comprised of 54 percent loans, 41 percent investment securities, and 5 percent federal funds sold and funds at the Federal Home Loan Bank. The ratio of earning assets to total assets remained relatively stable at 92 percent for 2000 and 93 percent for 1999.

Loans

Loans are the Company's largest earning assets and users of funds, and because of their importance, most of the other assets and liabilities are managed to accommodate the needs of the loan portfolio. During 2000, average net loans represented 54 percent of average earning assets and 50 percent of average total assets. Average total loans increased $5.7 million, or 5.1 percent, in 2000. Loans secured by real estate increased
19.1 percent, consumer loans increased 2 percent, while commercial, financial, and agricultural loans decreased 11.8 percent from their December 31, 1999 level.

As a result of the increase in both loan and deposit growth, the ratio of total loans to total deposits at year end remained relatively stable at
62.1 percent in 2000 from 60.8 percent in 1999. The mix of the loan portfolio for the 2000 year end consisted of 31.8 percent of loans secured by 1-4 family residences, 1.5 percent of loans secured by multifamily residences, 6.9 percent of loans secured by farmland, and 42 percent of loans secured by nonfarm and nonresidential properties. Also, included in the mix of the loan portfolio were 7.2 percent of loans for other commercial, industrial, and agricultural purposes and 10.6 percent of loans to individuals for household, family, and other personal expenditures.

Allowance and Provision for Possible Loan Losses

The allowance for possible loan losses was $1.8 million, or 1.45 percent of total loans outstanding as of December 31, 2000. This level represented a $149 thousand decrease from the corresponding 1999 year-end amount, which was 1.76 percent of total loans outstanding. The provision for loan losses was $220 thousand in 2000, an increase from the prior year's provision by $40 thousand. This provision reflected management's assessment of the adequacy of the allowance for loan losses to absorb write-offs in the loan portfolio.

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

Nonperforming Assets

Nonperforming assets are defined as being all nonaccrual and renegotiated loans, loans that are 90 days past due, and property acquired by settlement of debt and held for sale. The level of nonperforming assets increased $886 thousand comparing year-end 2000 to year-end 1999. Primarily, this increase resulted from more loans that are 90 days past due. The majority of the nonperforming asset balance for 2000 and 1999 is from one large property that was acquired by settlement of debt and held for sale. Nonperforming assets were approximately $4.2 million, or 3.36 percent of total loans and other real estate as of December 31, 2000, compared to $3.4 million, or 2.97 percent of total loans and other real estate at year-end 1999.

Investment Securities and Federal Funds Sold

The Company's investment securities consist primarily of U.S. Government and U.S. Government agency securities. The investment portfolio serves several important functions for the Company. Investment decisions are designed to complement loan demand and pricing, and to satisfy pledging requirements in the most profitable way possible. The investment portfolio is a source of liquidity when loan demand exceeds funding availability. It is a vehicle for adjusting balance sheet sensitivity to cushion against adverse rate movements and is a means of improving profitability. The Company's investment portfolio provides adequate liquidity by maintaining a portfolio with staggered maturities ranging from one to five years.

The total investment portfolio increased to $90.8 million from $86.8 million comparing year-end 2000 to 1999, an increase of $4 million, or 4.6 percent. The average total investment portfolio increased to $88.7 million in 2000 compared to $84.2 million for 1999.

During 2000, average total investment securities accounted for 41 percent of the average earning assets and 38 percent of the average total assets. At December 31, 2000, the investment securities held to maturity had a market value of $68.8 million and a carrying value of $68.1 million. As of December 31, 2000, the securities available for sale had a market value of $22.6 million and an amortized cost of $22.5 million. The growth in securities available for sale was primarily attributed to a $6 million
investment in U.S. government agency securities.    The Company will
continue to actively manage the size, components, and maturity structure of the investment securities portfolio. Future investment strategies will continue to be based on profit objectives, economic conditions, interest rate risk objectives, and balance sheet liquidity demands.

Average federal funds sold and Federal Home Loan Bank deposits represented approximately 5 percent of the average earning assets for 2000 compared to 7 percent in 1999. These short-term money market investments were used by the Company as liquid investment vehicles for short-term funds.

Deposits and Other Interest-Bearing Liabilities

The Company's 2000 level of average deposits grew 2.3 percent from the previous year. Average deposits, the primary source of the Company's funds, increased $4.2 million during 2000 compared to 1999. The average total deposits of $188.8 million increased from the 1999 level of $184.7
million.   The majority of the average deposit growth occurred in average time deposits, average money market accounts, and average noninterest-bearing accounts. This growth in time deposits was due to customer reaction to rising interest rates. Time deposit growth was partially offset by decreases in average NOW accounts and average savings deposits. During 2000, the Company's deposit mix changed by shifting out of lower interest-paying deposit accounts to certificates of deposit and money market accounts, on which higher rates are paid. As of December 31, 2000, the Company had a total of $30.8 million in certificates of deposit with a value of $100 thousand or more each. This was a 22.2 percent increase from the $25.2 million total in 1999.

During 2000, the Company repaid $1.5 million to the Federal Home Loan Bank. It continues to borrow $8 million and this debt will mature December 15, 2001. This source of funds from the Federal Home Loan Bank provides funding for the Company to support its longer-term residential mortgage lending.

Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Many factors affect the ability to accomplish liquidity objectives successfully including the economic environment, the Company's asset/liability mix, and the Company's overall reputation and credit standing in the marketplace. In the ordinary course of business, the Company's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity or sale of other earning assets. In addition, liquidity is continuously provided through the acquisition of new deposits and borrowings or the rollover of maturing deposits and borrowings.

The Consolidated Statement of Cash Flow details the Company's cash flow from operating, investing, and financing activities. During 2000, operating activities generated cash flow of $4.8 million, while financing activities provided $12.5 million. Investing activities required $16.7 million of this, resulting in a net increase in cash and cash equivalents of $625 thousand. Generally, growth in loans has been funded by an increase in deposits. Excess cash from acquired deposits that were not used to meet loan demand was invested in securities. Cash produced from operations continues to provide cash primarily for the payment of dividends and repayment of long-term debt.

Liability liquidity represents the Company's ability to renew or replace its short-term borrowings and deposits as they mature or are withdrawn.
The Company's deposit mix includes a significant amount of core deposits. Core deposits are defined as total deposits less public funds and time deposits of $100 thousand or more. These funds are stable in that they are generally accounts of individual customers who are concerned not only with rates paid, but with the value of services received, such as efficient operations performed by helpful personnel. Total core deposits represented
79.2 percent of total deposits on December 31, 2000, compared to 79.8 percent in 1999. Also, this strong base of core deposits, which has a lower cost than purchased funds, provides funds for lending and investment activities.

Asset liquidity is provided through ordinary business activity such as cash which is received from interest and fee payments as well as from maturing loans and investments. Additional sources include marketable securities and short-term investments which can be easily converted to cash without significant loss. The Company's investment securities maturing within one year or less amounted to $6.1 million on December 31, 2000, which represented 6.9 percent of the investment debt securities portfolio.

The Company's management is not aware of any known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity or operations.

Management is not aware of any current recommendations by regulatory authorities that, if they were to be implemented, would have such an effect.

Capital Resources and Dividends

Capital adequacy, a measure of the amount of capital needed to sustain asset growth, continues to be a point of concentrated interest for the entire banking industry. The Company continues to maintain a healthy level of capital adequacy as measured by its average equity to average assets ratio of 13.04 percent in 2000 and 12.7 percent in 1999.

The Federal Reserve Board has issued guidelines regarding risk-based capital requirements for U.S. banks and bank holding companies. Overall, these guidelines redefine the components of capital, require higher levels of capital for higher risk assets and lower levels of capital for lower risk assets, and include certain off-balance-sheet items in the calculation of capital requirements. The risk-based capital regulations require banks to maintain an 8 percent ratio, of which 4 percent must consist primarily of tangible common shareholders' equity (tier one capital) or its equivalent. At year-end 2000, the Company was well in excess of the minimum requirements under the guidelines with a total risk-based capital ratio of 22.43 percent and a tier one risk-based capital ratio of 21.17 percent.

The following table presents the risk-based capital and leverage ratios for year-end 2000 and 1999 in comparison to the minimum regulatory guidelines:

                                             Minimum
Risk-Based          Dec. 31,   Dec. 31,    Regulatory
Capital Ratios        2000      1999       Guidelines
Tier One             21.17%     23.62%        4.00%
Total Risk-Based     22.43%     24.88%        8.00%
Leverage             12.86%     13.43%        3.00%

As set forth in the table below, in 2000 the Company's stock traded as high as $16 15/16, and the closing price at year-end was $15 1/8 per share.

Common Stock Market Prices

                       2000
For The
Quarter   Fourth     Third     Second    First
High      $15 5/8   $16 5/16  $16 15/16 $14 7/8

Low       $14 1/8   $14 7/8   $13 1/4   $12 1/16

                       1999
For The
Quarter    Fourth    Third     Second     First
High      $17 3/4   $19 7/8   $22 3/8   $24 1/8

Low       $14 1/2   $16 7/8   $19 5/8   $19 3/8

The principal market for trading of the common stock is the American Stock Exchange under the symbol SGB.

As of December 31, 2000, there were 530 recorded holders of the Company's common stock. The cash dividends paid on the Company's common stock were $.52 in 2000 and $.48 in 1999. The Company has a policy objective of paying out a portion of earnings in dividends to its shareholders. The Company's dividend paid was $1.354 million in 2000 and $1.244 million in 1999. The Company intends to continue paying dividends. However, the amount and frequency of dividends will be determined by the Company's Board of Directors in light of the earnings, capital requirements and financial condition of the Company, and no assurance can be given that dividends will be declared in the future. The primary source of funds available to the parent company is the payment of dividends by its subsidiary bank. Federal and State banking laws restrict the amount of dividends that can be paid without regulatory approval. Southwest Georgia Bank has paid cash dividends for the past seventy-three consecutive years.

The Company's management is not aware of any current recommendation by the regulatory authorities that if they were to be implemented would have a material effect on the Company's capital resources.

                              -136-
Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk lies within its exposure to interest rate movement. The Company has no foreign currency exchange rate risk,
commodity price risk, or any other material market risk.   The Company has
no trading investment portfolio. As a result, it does not hold any market risk-sensitive instruments, which would be subject to a trading environment which is characterized by volatile short-term movements in interest rates.
 Also, the Company has no interest rate swaps or other derivative instruments that are either designated and effective as hedges or which modify the interest rate characteristics of specified assets or liabilities. The Company's primary source of earnings, net interest income, can fluctuate with significant interest rate movements. To lessen the impact of these movements, the Company seeks to maximize net interest income while remaining within prudent ranges of risk by practicing sound interest rate sensitivity management. The Company attempts to accomplish this objective by structuring the balance sheet so that the differences in repricing opportunities between assets and liabilities are minimized. Interest rate sensitivity refers to the responsiveness of earning assets and interest-bearing liabilities to changes in market interest rates. The Company's interest rate risk management is carried out by the Asset/Liability Management Committee which operates under policies and guidelines established by management. The Company maintains an investment portfolio that staggers maturities and provides flexibility over time in managing exposure to changes in interest rates. Any imbalances in the repricing opportunities at any point in time constitute a financial institution's interest rate sensitivity.

The table below provides information about the Company's financial assets and liabilities that are sensitive to changes in interest rates. For each financial asset and liability listed above, the table presents principal cash flows and related weighted average interest rates by expected maturity or the earliest possible repricing opportunity dates.

The Company uses a number of tools to measure interest rate risk. One of the indicators for the Company's interest rate sensitivity position is the measurement of the difference between its rate-sensitive assets and rate-sensitive liabilities, which is referred to as the "gap." A gap analysis displays the earliest possible repricing opportunity for each asset and liability category based upon contractual maturities and repricing. At year-end 2000, the Company's one-year cumulative rate-sensitive assets represented 76 percent of the cumulative rate-sensitive liabilities compared to 93 percent for 1999. This change in the cumulative gap is a result of the Company's management of its exposure to interest rate risk. After the increases in rates in 2000, the Company has become liability-sensitive at the one year gap position resulting from management investing into some longer-term investments to take advantage of the higher yields and to reduce the Company's interest rate risk from falling short-term rates. Also, the Company's time deposits were sold with shorter maturities, one year or less, during this time period of higher rates. During the past few years, the Company's exposure to interest rate risk declined as a result of the Company acquiring long-term funds from the Federal Home Loan Bank for a fixed rate of interest to help support real estate mortgage lending. However, since all interest rates and yields do not adjust at the same velocity, the interest rate sensitivity gap is only a general indicator of the potential effects of interest rate changes on net interest income. The Company's asset and liability mix is monitored to ensure that the effects of interest rate movements in either direction are not significant over time.
                              -137-


Interest Rate Sensitivity                   December 31, 2000
                                  Expected Maturity/Repricing Dates
                                         (Dollars in thousands)          2006             Fair
Financial Assets:  **             2001    2002   2003    2004     2005  & Beyond  Total   Value
Short-term Investments          $ 7,010  $      $       $        $      $       $ 7,010  $ 7,010
   Average interest rate          6.30%                                           6.30%

Securities available for sale     2,007   1,994                   2,033  16,603  22,637   22,637
   Average interest rate          6.65%   6.39%                   5.89%  11.04%   9.78%

Securities held to maturity      13,348  12,469  15,510  14,739   8,556   3,494  68,116   68,798
   Average interest rate          6.49%   6.33%   6.05%   6.31%   6.17%   7.38%   6.33%

Fixed-rate loans                  6,651   3,424   2,886   3,668   3,797  38,885  59,311   59,722
   Average interest rate          9.66%   9.92%  10.57%   9.60%   9.82%   8.81%   9.17%

Variable-rate loans              62,790     326   1,462                          64,578   64,787
   Average interest rate          9.39%   9.18%   8.87%                           9.38%

Financial Liabilities:
Time deposits                    98,981   4,356   1,765     797     144         106,043  106,781
   Average interest rate          6.27%   6.03%   5.81%   5.46%   6.23%           6.25%

Other interest-bearing deposits* 67,471                                          67,471   67,471
   Average interest rate          2.51%                                           2.51%

Short-term borrowings             8,000                                           8,000    8,030
   Average interest rate          6.02%                                           6.02%

Unrecognized Financial Instruments:
Commitments to extend credit     27,766                                          27,766   27,766
Standby letters of credit            35                                              35       35
 * Interest-bearing deposits with no maturity
** All rates are tax-equivalent rates



                              -138-