Form 10-K, Exhibit 13
period 2000-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 2001-04-02
CIK 315849

SOUTHWEST GEORGIA FINANCIAL CORPORATION

                           MOULTRIE, GEORGIA








                     CONSOLIDATED FINANCIAL STATEMENTS

             for the years ended December 31, 2000 and 1999

                       C O N T E N T S
                          __________


                                                             Pages

             Independent Auditor's Report                     46


             Consolidated Financial Statements:

             Balance Sheets                                  141

             Statements of Income                            142

             Statements of Comprehensive Income              143

             Statements of Changes in Stockholders' Equity   144

             Statements of Cash Flows                        145

             Notes to Financial Statements                146-160

                    INDEPENDENT AUDITOR'S REPORT



            The Directors and Stockholders of Southwest
                   Georgia Financial Corporation

We have audited the consolidated balance sheets of Southwest Georgia Financial Corporation and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, statements of comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Georgia Financial Corporation and Subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.




Albany, Georgia
January 23, 2001

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999
                                                        2000             1999
ASSETS

Cash and due from banks                           $   8,763,126   $   8,137,993
Interest-bearing deposits with banks                  5,010,324       6,613,723
Federal funds sold                                    2,000,000       1,635,000
Investment securities available
 for sale, at fair value                             22,637,165      15,889,295
Securities to be held to maturity
 (estimated fair value of
 $68,797,597 and $69,310,826)                        68,115,838      70,878,137
Loans, less allowance for loan losses of
 $1,795,192 and $1,944,023                          122,094,473     108,674,831
Premises and equipment, net                           5,183,923       4,692,292
Other assets                                          6,575,432       6,538,381

Total assets                                      $ 240,380,281   $ 223,059,652

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
 Noninterest-bearing                              $  25,970,406   $  24,684,967
 NOW accounts                                        38,879,526      37,560,205
 Money market                                        16,357,796       8,522,025
 Savings                                             12,233,796      13,408,727
 Certificates of deposit $100,000 and over           30,757,406      25,166,442
 Other time accounts                                 75,285,880      72,729,833

Total deposits                                      199,484,810     182,072,199

Other borrowed funds                                  8,000,000       1,500,000
Long-term debt                                                0       8,000,000
Other liabilities                                     2,254,518       1,830,560

Total liabilities                                   209,739,328     193,402,759

Stockholders' equity:
 Common stock - par value $1; authorized
  5,000,000 shares; issued 3,000,000 shares           3,000,000       3,000,000
 Capital surplus                                      2,033,551       1,790,254
 Retained earnings                                   29,513,113      27,494,425
 Accumulated other comprehensive income                  92,328    (    534,354)
 Treasury stock 483,907 shares for 2000 and
  380,624 for 1999, at cost                        (  3,998,039)   (  2,093,432)

Total stockholders' equity                           30,640,953      29,656,893

Total liabilities and stockholders' equity        $ 240,380,281   $ 223,059,652

See accompanying notes to consolidated financial statements.

                         CONSOLIDATED STATEMENTS OF INCOME
               for the years ended December 31, 2000, 1999, and 1998
                                               2000         1999         1998
Interest income:
 Interest and fees on loans                $11,985,236  $11,733,546  $12,461,509
 Interest and dividends on securities:
  Taxable                                    5,074,920    4,943,435    5,143,353
  Tax exempt                                   744,357      631,178      133,613
 Interest on deposits in banks                 551,301      594,785      423,593
 Interest on other short-term investments       47,307       80,036      161,945

Total interest income                       18,403,121   17,982,980   18,324,013

Interest expense:
 Deposits                                    7,170,860    6,175,397    6,959,312
 Other borrowings                              722,766      574,655      596,503

Total interest expense                       7,893,626    6,750,052    7,555,815

Net interest income                         10,509,495   11,232,928   10,768,198
Provision for loan losses                      220,000      180,000      280,000
Net interest income after provision
 for loan losses                            10,289,495   11,052,928   10,488,198

Noninterest income:
 Service charges on deposit accounts           953,522      988,439      933,648
 Income from trust services                    252,077      269,238      269,777
 Income from insurance services                933,123    1,021,867            0
 Net gain (loss) on disposition of assets   (   32,427)      40,794      219,534
 Net loss on sale of securities             (    3,059)  (   70,837)           0
 Other income                                  414,845      327,805      359,814
Total noninterest income                     2,518,081    2,577,306    1,782,773

Noninterest expense:
 Salaries and employee benefits              4,571,130    4,883,694    4,009,183
 Occupancy expense                             516,140      514,252      431,128
 Equipment expense                             494,587      511,715      434,802
 Data processing expense                       523,418      511,492      453,240
 Other operating expenses                    2,265,827    2,054,290    1,607,145

Total noninterest expenses                   8,371,102    8,475,443    6,935,498

Income before income taxes                   4,436,474    5,154,791    5,335,473
Provision for income taxes                   1,077,200    1,353,900    1,714,600
Net income                                 $ 3,359,274  $ 3,800,891  $ 3,620,873

Basic and diluted earnings per share:
Net income                                 $      1.30  $      1.45  $      1.41

Weighted average shares outstanding          2,592,688    2,619,376    2,564,866

See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  for the years ended December 31, 2000, 1999, and 1998
                                            2000          1999          1998
Net income                              $ 3,359,274   $ 3,800,891   $ 3,620,873

Other comprehensive income, net of tax:
 Unrealized gains on securities
  available for sale:
 Unrealized holding gains(losses)
  arising during the period                 949,518    (  943,832)      134,205
 Federal income tax expense(benefit)     (  322,836)      280,171    (    4,898)

Other comprehensive income (loss),
  net of tax                                626,682    (  663,661)      129,307

Total comprehensive income              $ 3,985,956   $ 3,137,230   $ 3,750,180


























See accompanying notes to consolidated financial statements.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
            for the years ended December 31, 2000, 1999, and 1998
                                                               Accumulated
                                                                  Other
   Total
                            Common      Capital    Retained  Comprehensive Treasury  Stockholders'
                             Stock      Surplus    Earnings      Income      Stock       Equity
Balance at Dec. 31, 1997  $3,000,000  $2,029,134  $22,294,875 $      -   $(2,407,944) $24,916,065

Net income                         -           -    3,620,873        -             -    3,620,873

Sale of treasury stock             -      56,894            -        -        18,738       75,632

Cash dividend declared
  $.45 Per share                   -           -  ( 1,154,330)       -             -  ( 1,154,330)

Unrealized holding gains           -           -            -  129,307             -      129,307

Balance at Dec. 31, 1998   3,000,000   2,086,028   24,761,418  129,307    (2,389,206)  27,587,547

Net income                         -           -    3,800,891        -             -    3,800,891

Retirement of treasury
 stock incident to
 business combination              - (  295,774)           -         -       295,774            -

Acquired company's
 equity incident to
 business combination              -          -      209,157         -             -      209,157

Cash dividend declared
 $.49 Per share                    -          -  ( 1,277,041)        -             -  ( 1,277,041)

Unrealized holding loss            -          -            -  (663,661)            -  (   663,661)

Balance at Dec. 31, 1999  $3,000,000 $1,790,254  $27,494,425 $(534,354)  $(2,093,432) $29,656,893

Net income                         -          -    3,359,274         -             -    3,359,274

Common Stock issued
 for acquisitions                  -    243,297            -         -       168,943      412,240

Common Stock
 acquired through
 purchase program                  -          -            -         -    (2,073,550)  (2,073,550)

Cash dividend declared
$.52 Per share                     -          -  ( 1,340,586)        -             -   (1,340,586)

Unrealized holding gain            -          -            -   626,682             -      626,682

Balance at Dec. 31, 2000  $3,000,000 $2,033,551  $29,513,113  $ 92,328   $(3,998,039) $30,640,953

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended December 31, 2000, 1999 and 1998
                                                2000         1999         1998
Cash flows from operating activities:
Net income                                $ 3,359,274  $ 3,800,891  $ 3,620,873
Adjustments to reconcile net income to
net cash provided by operating activities:
 Provision for loan losses                    220,000      180,000      280,000
 Depreciation                                 518,756      520,230      469,405
 Net amortization and accretion of
  investment securities                        27,691       83,646       62,905
 Amortization of intangibles                   78,888       88,392      110,496
 Net loss (gain) on sale and disposal
  of assets                                    42,580      245,769  (   219,534)
 Changes in:
  Other assets                                438,146  (   335,153) (   337,877)
  Other liabilities                           101,222      244,213  (   151,287)
Net cash provided by operating activities   4,786,557    4,827,988    3,834,981

Investing activities:
Proceeds from maturities of securities
 held to maturity                          11,535,000   18,105,000   21,500,000
Proceeds from sale of securities
 available for sale                         3,227,093    8,316,766       69,300
Purchase of securities held to maturity   (11,814,486) (27,999,249) (26,016,061)
Purchase of securities available for sale ( 6,014,411) ( 5,657,966) ( 9,286,889)
Net change in other short-term investments(   365,000)     690,000  (   200,000)
Net change in loans                       (13,999,850)   2,477,514    3,770,630
Purchase of premises and equipment        ( 1,072,443) (   505,706) ( 1,363,918)
Proceeds from sales of other assets           297,548      218,344    1,620,077
Net change in interest-bearing deposits
with banks                                  1,603,399   10,913,176  ( 5,348,175)
Cash equivalents acquired from acquisition          0      124,281            0
Payment for business acquisition          (    56,749)           0            0
Net cash used for investing activities    (16,659,899)   6,682,160  (15,255,036)

Financing activities:
Net change in deposits                     17,412,611  ( 9,014,860)  14,651,577
Net change in federal funds purchased
 And securities sold under repurchase
 agreements                               ( 1,500,000) (   365,000) (   935,300)
Cash dividends declared                   ( 1,340,586) ( 1,277,041) ( 1,154,330)
Proceeds from sale of treasury stock                0            0       75,632
Payment for common stock                  ( 2,073,550)           0            0
Net cash required for financing activities 12,498,475  (10,656,901)  12,637,579

Increase (decrease) in cash and
 due from bank                                625,133      853,247    1,217,524
Cash and due from banks-beginning of year   8,137,993    7,284,746    6,067,222
Cash and due from banks-end of year       $ 8,763,126  $ 8,137,993  $ 7,284,746

Cash paid during the year for:
Income taxes                              $ 1,208,354  $ 1,337,000  $ 1,880,200
Interest paid                             $ 7,668,344  $ 6,822,066  $ 7,543,911



NONCASH ITEMS:
Increase in foreclosed properties and
 decrease in loans                          $   360,208  $ 2,162,298  $   113,325
Unrealized gain(loss) on securities AFS     $   626,682  $(  663,661) $   129,307

                                  -145-
See accompanying notes to consolidated financial statements.



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

Interest Bearing Deposits in Banks

Interest bearing deposits in banks mature within one year and are carried at cost.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value with unrealized gains and losses reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Long-Lived Assets

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation has been calculated primarily using the straight-line method over the assets estimated useful lives. Certain leases are capitalized as assets for financial reporting purposes. Such capitalized assets are amortized, using the straight-line method, over the terms of the leases. Maintenance and repairs are charged to expense and betterments are capitalized.

Long-lived assets are evaluated regularly for other-than-temporary impairment. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the asset. Impairment on intangibles is evaluated at each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount should be assessed. Impairment, if any, is recognized through a valuation allowance with a corresponding charge recorded in the income statement.

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

Accrual of interest income is discontinued on loans when, in the opinion of management, collection of such interest income becomes doubtful. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable.

Fees on loans and costs incurred in origination of most loans are recognized at the time the loan is placed on the books. Because loan fees are not significant, the results on operations are not materially different from the results which would be obtained by accounting for loan fees and costs as amortized over the term of the loan as an adjustment of the yield.

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

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based upon changes in economic conditions. Also, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

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

Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reportable amounts in the financial statements that will result in taxable or deductible amounts in future years.

Recent Accounting Pronouncements

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which revises the accounting for derivative financial instruments. The Company has elected to adopt this new statement in 1999, and it does not have a material impact on the Corporation's financial position, results of operations or cash flows.

SFAS No. 133 was amended by SFAS No. 137 - "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of SFAS No. 133. SFAS No. 137 delays the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000.

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

Securities Available For Sale:

                       Amortized    Unrealized    Unrealized    Estimated
                         Cost          Gains        Losses      Fair Value
December 31, 2000

Equity
  securities        $ 2,282,808   $     1,160   $        0    $  2,283,968
State and
  municipal
  securities         12,568,682       142,869       60,980      12,650,571
Agency
   Securities         6,004,572        29,567            0       6,034,139
Mortgage
  backed
  Securities          1,641,212        27,275            0       1,668,487

Total              $ 22,497,274   $   200,871   $   60,980    $ 22,637,165

December 31, 1999

Equity
  Securities       $  2,270,408   $     7,246   $        0    $  2,277,654
State and
  Municipal
  Securities         12,566,363             0      788,238      11,778,125
Mortgage
  backed
  Securities          1,862,151             0       28,635       1,833,516

Total               $16,698,922   $     7,246   $  816,873    $ 15,889,295

Securities Held to Maturity:
                      Amortized    Unrealized    Unrealized    Estimated
                         Cost          Gains        Losses      Fair Value
December 31, 2000

U. S. Treasury
  and U.S.
  Government
  Agency
  Securities        $62,476,435   $   679,954   $  148,281    $ 63,008,108
State and
 Municipal
 Securities           5,639,403       150,086            0       5,789,489

Total               $68,115,838   $   830,040   $  148,281    $ 68,797,597


December 31, 1999

U. S. Treasury
  and U.S.
  Government
  Agency
  Securities        $64,703,853   $    26,418   $1,550,098    $ 63,180,173
State and
 Municipal
 Securities           6,174,284        34,255       77,886       6,130,653

Total              $ 70,878,137   $    60,673   $1,627,984    $ 69,310,826

At December 31, 2000 and 1999, securities with a par value of $39,969,000 and $28,707,000, respectively were pledged as collateral for public deposits and other purposes as required by law.

There were no investments in obligations of state and municipal subdivisions which exceeded 10 percent of the Corporation's stockholders' equity at December 31, 2000.

The amortized cost and estimated fair value of securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

Available for Sale:
                                   Amortized     Estimated
                                      Cost       Fair Value
Amounts maturing in:
  One year or less               $          0  $          0
  After one through five years      3,997,309     4,026,875
  After five through ten years      3,499,816     3,484,341
  After ten years                  11,076,129    11,173,494
     Total debt securities       $ 18,573,254  $ 18,684,710

Mortgage-backed securities          1,641,212     1,668,487
Equity securities                   2,282,808     2,283,968

     Total AFS securities        $ 22,497,274  $ 22,637,165


Held to Maturity:
                                   Amortized     Estimated
                                      Cost       Fair Value
Amounts maturing in:
  One year or less               $  6,069,891  $  6,078,459
  After one through five years     51,552,820    51,863,911
  After five through ten years      8,003,927     8,315,914
  After ten years                   2,489,200     2,539,313

     Total HTM securities        $ 68,115,838  $ 68,797,597

The Corporation disposed of some investments less than 90 days from their maturity from securities held to maturity for $3,227,093 which resulted in a realized loss of $3,059.

3.  LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the Corporation's loan portfolio at December 31, 2000, 1999, and 1998 was as follows:

                                       2000            1999            1998
Commercial, financial and
  agricultural Loans             $  16,871,331   $  19,143,828   $  15,489,570
Real estate Mortgage loans          95,958,735      80,557,933      88,766,909
Other loans                             90,990         176,387         150,564
Consumer loans                      11,091,719      10,870,053      11,219,013
    Loans Outstanding              124,012,775     110,748,201     115,626,056

Unearned Discount                 (    123,110)   (    129,347)   (    128,003)
Allowance for loan losses         (  1,795,192)   (  1,944,023)   (  2,003,410)
       Net loans                 $ 122,094,473   $ 108,674,831   $ 113,494,643

The Corporation's only significant concentration of credit at December 31, 2000, occurs in real estate loans which totaled approximately $96 million. However, this amount is not concentrated in any specific market or geographic area.

In the normal course of business, the Corporation's banking subsidiary has made loans at prevailing interest rates and terms to directors and executive officers of the Corporation and its subsidiary, and to their affiliates. The aggregate indebtedness to the Bank of these related parties approximated $1,405,000 and $1,553,000 at December 31, 2000 and 1999, respectively. During 2000, approximately $3,123,000 of such loans was made, and repayments totaled approximately $2,565,000. None of these loans were restructured, nor were any related party loans charged off during 2000.

At December 31, 2000 and 1999, impaired loans amounted to $1,407,860 and $311,095, respectively. Included in the allowance for loan losses is $419,570 related to impaired loans at December 31, 2000, and $64,498 related to impaired loans at December 31, 1999. The amounts in the allowance for loan losses for impaired loans were primarily determined using the fair value of the loans' collateral.

For the years ended December 31, 2000 and 1999, the average recorded investment in impaired loans was $859,478 and $1,196,851 respectively. Interest income was recognized for cash payment received on loans while they were impaired of $87,097 for 2000 and $23,948 for 1999.

Loans placed on nonaccrual status amounted to $742,087 and $858,153 at December 31, 2000 and 1999, respectively. Past due loans over ninety days at December 31, 2000 and 1999, were $1,401,603 and $487,941, respectively.

Changes in the allowance for loan losses are as follows:

                                   2000          1999          1998
Balance, January 1            $ 1,944,023   $ 2,003,410   $ 1,998,822
Provision charged
  to operations                   220,000       180,000       280,000
Loans charged off              (  498,917)   (  309,862)   (  365,397)
Recoveries                        130,086        70,475        89,985
Balance, December 31          $ 1,795,192   $ 1,944,023   $ 2,003,410

4.  BANK PREMISES AND EQUIPMENT

The amounts reported as bank premises and equipment are as follows:

                                    2000          1999
Land                           $ 1,135,248   $ 1,100,248
Building                         5,017,505     4,268,027
Furniture and equipment          4,053,102     3,972,964
                                10,205,855     9,341,239
Less accumulated depreciation  ( 5,021,932)  ( 4,648,947)
       Total                   $ 5,183,923   $ 4,692,292

Depreciation of premises and equipment was $518,230, $520,230 and $469,405 in 2000, 1999, and 1998, respectively.

5.  DEPOSITS

At December 31, 2000, the scheduled maturities of certificates of deposit are as follows:

                     (Dollars In
                      Thousands)
2001                  $  97,290
2002                      4,356
2003                      3,456
2004                        797
2005 and thereafter         144

       Total          $ 106,043

6.  SHORT-TERM BORROWINGS

Federal funds purchased generally mature within one to four days.
Securities sold under repurchase agreements mature within one year or less. Other borrowed funds consist of a Federal Home Loan Bank advance with interest at 6.02% due December 2001.

The Federal Reserve Board requires that banks maintain reserves based on their average deposits in the form of vault cash and average deposit balances at the Federal Reserve Banks. For the year ended December 31, 2000, the Corporation's subsidiary bank's reserve requirements averaged approximately $2,814,000.

Information concerning federal funds purchased and Federal Home Loan Bank advances are summarized as follows:

                              2000          1999          1998
Average balance during
  the year                $ 3,397,213   $ 1,674,000   $ 1,997,858
Average interest rate
  during the year               7.10%         5.49%         5.70%
Maximum month-end
  bal. during the year    $ 9,000,000   $ 1,865,000   $ 2,380,300

7.  LONG-TERM DEBT

Long-term debt of $8,000,000 at December 31, 1999 consisted of borrowings from the Federal Home Loan Bank. The money was borrowed to provide funding to support residential mortgage lending. The advances mature December 15, 2001 and, therefore, have been reclassified to short-term debt-- other borrowed funds.

8.  EMPLOYEE BENEFITS PLAN

Pension Plan

The Bank has a noncontributory defined benefit pension plan which covers all employees who have attained the age of 21 years and completed one year of continuous service. The Bank is providing for the cost of this plan as benefits are accrued based upon actuarial determinations employing the aggregate funding method.

The table of actuarially computed benefit obligations and net assets and the related changes of the Plan at December 31, 2000, 1999, and 1998 is presented below.

                                  2000          1999           1998
Change in Benefit
   Obligation
Benefit obligation at
beginning of year            $ 5,129,200   $ 4,744,400   $ 4,109,831
Service cost                     200,673       287,447       287,447
Interest cost                    356,732       252,872       252,872
Actuarial gain                         0             0       236,888
Other                         (  270,894)   (       61)            0
Benefits paid                 (  216,892)   (  155,458)   (  142,638)
  Benefit obligation
   at end of year              5,198,819     5,129,200     4,744,400

Change in Plan Assets
Fair value of plan assets
at beginning of year         $ 4,849,500   $ 4,545,900   $ 4,111,054
Actual return on plan Assets     336,003       125,317       343,386
IRS withholding                        0             0    (    3,636)
Other                                  0             7             0
Employer contribution            362,004       333,734       237,734
Benefits paid                 (  216,892)   (  155,458)   (  142,638)
  Fair value of plan
  assets at end of year        5,330,615     4,849,500     4,545,900

Funded Status
Prepaid (accrued)
 benefit cost                $(  131,796)  $(  279,700)  $(  198,500)

At December 31, 2000, the plan assets included cash and cash equivalents,
U. S. Treasury bonds and notes, other government agency securities, and equity securities.










Assumptions used to determine net periodic pension costs as of December 31, 2000, 1999, and 1998, respectively were:

                                     2000          1999          1998
Weighted-Average
Assumptions As of
  December 31
Discount rate                        7.25%         7.25%         7.75%
Expected return on plan Assets       7.25%         7.25%         7.25%
Rate of compensation Increase        5.00%         6.00%         6.00%

Components of Net
Periodic Benefit Cost
Service cost                     $ 200,673     $ 287,447     $ 287,447
Interest cost                      356,732       252,872       252,872
Expected return on plan Assets    (336,003)     (125,317)     (343,350)

Net periodic benefit cost        $ 221,402     $ 415,002     $ 196,969


Employee Stock Ownership Plan

The Corporation has a nondiscriminatory Employee Stock Ownership Plan and
Trust to be administered by a trustee. The plan was established to purchase and hold Southwest Georgia Financial Corporation stock for all eligible employees. Contributions to the plan are made solely by the Corporation and are at the discretion of the Board of Directors. The contributions were $234,921 in 2000, $349,813 in 1999, and $377,937 in
1998.

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

Under the plan, participants may elect to contribute up to $500 monthly of salary or directors' fees and receive corporate common stock with an aggregate value of 1.5 times their contribution. The expense incurred during 2000, 1999, and 1998 on the part of the Corporation totaled $46,225, $48,425, and $52,150, respectively.




Stock Option Plan

Effective March 19, 1997, the Corporation established a Key Individual
Stock Option Plan ("Plan") which provides for the issuance of options to key employees and directors of the Corporation. In April 1997, the Plan was approved by the Corporation's shareholders, and it will be effective for ten years. A maximum of 150,000 shares of common stock have been authorized for issuance with respect to options granted under the Plan. No options were granted under the Plan to any employee or director during 1997. The Plan provides for the grant of incentive stock options and nonqualified stock options to key employees of the Corporation. The Plan is administered by the Personnel Committee of the Board of Directors.

In 2000, 1999 and 1998, the Corporation granted 9,000; 20,500; and 83,500 stock options, respectively, to its key employees and directors. Under the Plan, the exercise price of each option equals the market price of the Corporation's stock on the grant date for a term of ten years. All of these options are fully vested.

The fair value of each option grant is estimated on the grant date using an option-pricing model with the following weighted-average assumptions:
dividend yield of 3.3 percent for 2000, 2.8 percent for 1999, and 2.1 percent in 1998, risk-free interest rate of 6.4 percent for 2000, 5.5 percent for 1999, and 5.0 percent for 1998, expected lives of 5 years for the options, and a volatility rate of 27 percent for 2000, 26 percent for 1999, and 21 percent for 1998.

A summary of the status of the Corporation's Plan as of December 31, 2000, 1999 and 1998, and the changes during the year is presented below:

                               No. of Shares    Average Price
Outstanding at Dec. 31, 1997             0         $     0
Granted                             83,500           25.50
Expired                           (  1,500)          25.50
Outstanding at Dec. 31, 1998        82,000           25.50
Granted                             20,500           16.99
Expired                           (  2,500)          25.50
Outstanding at Dec. 31, 1999       100,000           23.76
Granted                              9,000           15.80
Expired                           (  9,000)          20.43
Outstanding at Dec. 31, 2000       100,000           23.34

The number of shares and average price of options exercisable at December 31, 2000, 1999, and 1998 were 94,000; 79,500; and 79,800 at $23.82, $25.50, and $25.50, respectively. The average fair value of options granted during 2000, 1999, and 1998 was $3.98, $4.15, and $5.68.

The following tables summarize information about fixed stock options outstanding at December 31, 2000.

Outstanding Options
                  Weighted-Average         Weighted
                       Number              Remaining             Average
 Exercise           Outstanding           Contractual           Exercise
Price Range         At 12/31/00               Life                Price
$15 to $16              6,500              9.6 Years            $ 15.68
$16 to $17              3,000              9.5 Years              16.03
$17 to $25             15,000              8.8 Years              17.25
$25 to $26             75,500              7.3 Years              25.50

$15 to $26            100,000

Exercisable Options
                                          Weighted
                     Number               Average
 Exercise          Exercisable            Exercise
Price Range        At 12/31/00              Plan
$15 to $16               500              $ 15.50
$16 to $17             3,000                16.03
$17 to $25            15,000                17.25
$25 to $26            75,500                25.50

$15 to $26            94,000              $ 23.82

If the Corporation had used the fair value based method of accounting for its Plan, as prescribed by Statement of Financial Accounting Standard No. 123, compensation cost in net income would have increased by $13,000 in 2000, $62,000 in 1999 and $453,000 in 1998. Net income would have been $3,351,000 or $1.29 per share in 2000; $3,764,000 or $1.44 per share in
1999; and $3,349,000 or $1.31 per share in 1998. These options had no effect on diluted earnings per share for these periods.

Dividend Reinvestment and Share Purchase Plan

In 1997, the Corporation's Board of Directors approved a dividend reinvestment and share purchase plan. Also, the Board amended this plan on September 16, 1998. The purpose of the plan is to provide shareholders of record of the Corporation's common stock, who elect to participate in the Plan, with a simple and convenient method of investing cash dividends and voluntary cash contributions in shares of the common stock without payment of any brokerage commissions or other charges. Eligible participants may purchase common stock through automatic reinvestment of common stock dividends on all or partial shares and make additional voluntary cash payments of not less than $5 nor more than $5,000 per month. The participant's price of common stock purchased with dividends or voluntary cash payments will be the average price of all shares purchased in the open market, or if issued from unissued shares or treasury stock the price will be the average of the high and low sales prices of the stock on the

American Stock Exchange on the dividend payable date. During the years ended December 31, 2000, 1999 and 1998, 14,219; 6,768; and 6,654 shares were issued through the plan at an average of $15.16, $20.15 and $23.01 per share, respectively.

9.  INCOME TAXES

Components of income tax expense for 2000, 1999, and 1998 are as follows:

                               2000          1999           1998
Current Payable            $ 1,097,400   $ 1,363,600   $ 1,847,600
Deferred taxes (benefit)    (   20,200)   (    9,700)   (  133,000)

Total income taxes         $ 1,077,200   $ 1,353,900   $ 1,714,600

The reasons for the difference between the federal income taxes in the consolidated statements of income and the amount computed by the applying the statutory federal income tax rate to income taxes are as follows:

                               2000          1999          1998
Taxes at statutory
  income tax rate          $ 1,774,590   $ 2,061,916   $ 2,134,189
Reductions in taxes
  resulting from
  exempt income             (  255,229)   (  215,159)   (   48,528)
Other timing differences    (  442,161)   (  492,857)   (  371,061)

  Total income taxes       $ 1,077,200   $ 1,353,900   $ 1,714,600


The sources of timing differences for tax reporting purposes and the related deferred taxes recognized in 2000, 1999, and 1998 are summarized as follows:

                                 2000         1999         1998
Accretion of discount
  (net of maturities)        $   25,300   $   13,900   $   34,100
Nonqualified retirement
  plan contribution           (  10,100)   (  13,000)   (  13,600)
Gain on disposition of
  Discounted bonds            (  35,400)   (  10,600)   ( 153,500)

Total deferred taxes          (  20,200)  $(   9,700)  $( 133,000)

10.  RELATED PARTY TRANSACTIONS

The Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation presently holds 420,075 shares of the Corporation's stock of which 22,527 shares have been pledged.

COMMITMENTS, CONTINGENT LIABILITIES, AND FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK

In the normal course of business, various claims and lawsuits may arise against the Corporation. Management, after reviewing with counsel all actions and proceedings, considers that the aggregate liability or loss, if any, resulting there from will not be material.

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

The Corporation's exposure to credit loss in the event of nonperformance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual or notional amounts of these instruments. As these off-balance-sheet financial instruments have essentially the same credit risk involved in extending loans, the Corporation generally uses the same credit and collateral policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate contracts, the notional amount does not represent exposure to credit loss. Instead, the amount

                              -153-
potentially subject to credit loss is substantially less. Since many of the commitments to extend credit and standby letters of credit are expected to expire without being drawn upon, the contractual or notional amounts do not represent future cash requirements.

The contractual or notional amounts of financial instruments having credit risk in excess of that reported in the Consolidated Balance Sheets are as follows:

                                   Dec. 31, 2000      Dec. 31, 1999
Financial instruments whose
 contract amounts represent
 credit risk:
  Commitments to extend credit      $ 27,766,000      $ 31,377,000
  Standby letters of credit and
     Financial guarantees           $     35,000      $     85,000

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following information and tables present the carrying amounts and fair values of the Corporation's financial instruments at December 31, 2000 and 1999. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. Those techniques can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

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

Deposits

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at December 31, 2000. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

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

Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, and the present credit worthiness of the counter parties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter parties.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Those estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular instrument. Because no market exists for a significant portion

                               -154-
of the financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amount and estimated fair values of the Corporation's financial instruments are as follows:

                                    December 31, 2000       December 31, 1999
                                   Carrying                Carrying
                                    Amount   Fair Value     Amount   Fair Value
                                  (Thousands of Dollars)  (Thousands of Dollars)
Financial assets:
  Cash                                $  8,763  $  8,763     $  8,138  $  8,138
  Securities available for sale         22,637    22,637       15,889    15,889
  Securities held to maturity           68,115    68,798       70,878    69,311
  Short-term investments                 7,010     7,010        8,249     8,249
  Loans                                123,889   124,509      110,619   110,041
  Less:  allowance for loan losses       1,795     1,795        1,944     1,944
Financial liabilities:
  Deposits                             199,485   200,222      182,072   182,893
  Short-term borrowings                  8,000     8,030        1,500     1,489
  Long-term debt                             0         0        8,000     7,811
Unrecognized financial
  instruments:
  Commitments to extend credit          27,766    27,766       31,377    31,377
  Standby letters of credit                 35        35           85        85

13.  SUPPLEMENTAL FINANCIAL DATA

Components of other operating expense in excess of one percent of gross revenue for the respective periods are as follows:

                                           Years Ended December 31
                                         2000        1999        1998
Charitable and other Contributions    $  49,725   $ 217,864   $  44,411
Computer Expense                      $ 523,418   $ 511,492   $ 453,240
Advertising & Promotion               $ 212,053   $  94,597   $ 105,170

14.  STOCKHOLDER'S EQUITY

Dividends paid by the Bank subsidiary are the primary source of funds available to the parent company for payment of dividends to its shareholders and other needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 2000, approximately $3.2 million of the Bank's net assets were available for payment of dividends without prior approval from the regulatory authorities.

Banking regulatory agencies have approved guidelines to implement a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either Core (Tier One) capital or Supplementary (Tier Two) capital. Tier One capital consists primarily of tangible common stockholders' equity while Tier Two capital is comprised of certain debt instruments and a portion of the reserve for loan losses. Risk-based capital regulations required banks to maintain an eight percent total risk-based capital ratio of which four percent must consist primarily of tangible common stockholders' equity (Tier One capital). The Corporation's ratios under these rules at December 31, 2000 and 1999 are set forth in the following table. The Corporation's leverage ratio at December 31, 2000 was
12.86 percent.

As a result of regulatory limitations at December 31, 2000, approximately $23,788,000 of the parent company's investment in net assets of the subsidiary bank of $27,045,000, as shown in the accompanying condensed balance sheets, was restricted from transfer by the subsidiary bank to the parent company in the form of cash dividends.

                                                                           To Be Well
                                                                        Capitalized Under
                                                      For Capital       Prompt Corrective
                                    Actual         Adequacy Purposes    Action Provisions
                               Amount    Ratio      Amount    Ratio      Amount     Ratio
As of December 31, 2000:
 Total capital (to risk-
  weighted assets)          $31,688,958  22.43%  $11,304,576 > 8.00%  $14,130,720 > 10.00%
 Tier I Capital (to risk-
  weighted assets)          $29,914,432  21.17%  $ 5,652,288 > 4.00%  $ 8,478,432 >  6.00%
 Tier I Capital (to
  average assets)           $29,914,432  12.86%  $ 6,976,606 > 3.00%  $11,627,676 >  5.00%


As of December 31, 1999:
 Total capital (to risk-
  weighted assets)          $31,829,112  24.88%  $10,236,242 > 8.00%  $12,795,303 > 10.00%
 Tier I Capital (to risk-
  weighted assets)          $30,222,431  23.62%  $ 5,118,121 > 4.00%  $ 7,677,182 >  6.00%
 Tier I Capital (to
  average assets)           $30,222,431  13.43%  $ 6,751,825 > 3.00%  $11,253,042 >  5.00%

15. CONDENSED FINANCIAL INFORMATION OF SOUTHWEST GEORGIA FINANCIAL CORPORATION PARENT COMPANY ONLY

                       Condensed Balance Sheets
                   as of December 31, 2000 and 1999
                        (Thousands of Dollars)
                                                    2000        1999
ASSETS

Cash                                            $   2,423   $   3,570
Investment in consolidated wholly-owned bank
  subsidiary, at equity                            27,045      24,761
Investment securities available for sale              375         362
Loans                                                 498         699
Other assets                                          684         670

Total assets                                    $  31,025   $  30,062


LIABILITES AND STOCKHOLDERS' EQUITY

Dividends payable                               $     327   $     341
Other liabilities                                      57          64

Total liabilities                                     384         405

Stockholders' equity:
  Common stock, $1 par value;
   authorized 5,000,000 shares;
   issued 3,000,000 shares                          3,000       3,000
  Capital surplus                                   2,034       1,790
  Retained earnings                                29,605      26,960
  Treasury stock, 483,907 for 2000 and
   380,624 shares for 1999                       (  3,998)   (  2,093)

Total stockholders' equity                         30,641      29,657

Total liabilities and stockholders' equity      $  31,025   $  30,062



15.  Condensed Financial Information of Southwest Georgia Financial
     Corporation Parent Company Only, Continued

             Condensed Statements Of Income and Expense for the years ended December 31, 2000, 1999 and 1998
                     (Thousands of Dollars)

                                                 2000      1999      1998
Income:
 Dividend received from bank subsidiary       $  2,000  $  1,625  $  1,500
 Interest on loan                                   72        62        14
 Other                                             163       184       205

Total income                                     2,235     1,871     1,719

Expenses:
 Other                                              77        65        67

Income before income taxes and equity in
 undistributed income of bank subsidiary         2,158     1,806     1,652

Income tax expense - allocated from
 consolidated return                           (    56)  (    65)  (    55)

Income before equity in undistributed
 income of subsidiary                            2,102     1,741     1,597

Equity in undistributed income of subsidiary     1,257     2,060     2,024

Net income                                       3,359     3,801     3,621

Retained earnings - beginning of year           26,960    24,891    22,295

Acquired company's equity incident to
 business combination                                0       209         0

Net unrealized gains (losses) on available
 for sale securities                               627   (   664)      129

Dividends                                      ( 1,341)  ( 1,277)  ( 1,154)

Retained earnings - end of year               $ 29,605  $ 26,960  $ 24,891

15.  Condensed Financial Information of Southwest Georgia Financial
     Corporation Parent Company Only, Continued

                 Condensed Statements Of Cash Flows
        for the years ended December 31, 2000, 1999 and 1998
                      (Thousands of Dollars)

                                                2000     1999     1998
Operating activities:
 Net income                                   $ 3,359  $ 3,801  $ 3,621
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Equity in undistributed earnings of
   Subsidiary                                  (1,257)  (2,060)  (2,024)
  Changes in:
  Other assets                                 (   14)  (  161)  (   35)
  Other liabilities                            (   21)      43       32

Net cash provided of operating activities       2,067    1,623    1,594

Investing activities:
 Purchase of securities available for sale          0        0   (  362)
 Net change in loans                              201   (  534)  (  165)

Net cash provided (used) for investing
 Activities                                       201   (  534)  (  527)

Financing activities:
 Dividends declared to stockholders            (1,341)  (1,277)  (1,154)
 Purchase of treasury stock                    (2,074)       0        0
 Sale of treasury stock                             0        0       76

Net cash provided (used) for financing
 Activities                                    (3,415)  (1,277)  (1,078)

Increase (decrease) in cash                    (1,147)  (  188)  (   11)

Cash - beginning of year                        3,570    3,758    3,769

Cash - end of year                            $ 2,423  $ 3,570  $ 3,758

16.  BUSINESS COMBINATION

Effective January 11, 2000, the Corporation acquired Dillard Insurance
Agency located in Moultrie, Georgia.  In May 2000, the Corporation acquired
Harrell Insurance Agency in Camilla, Georgia. These agencies were merged into Southwest Georgia Insurance Services, Inc. Also, in August 2000,
Southwest Georgia Insurance Services, Inc., the insurance subsidiary of the bank was merged into Southwest Georgia Bank's operations.  Effective
February 8, 2000, the Corporation acquired Financial Planning Concepts,
Inc., a personal financial planning and investment services firm located in Moultrie, Georgia. This firm was merged into the Trust and Investment

Division of Southwest Georgia Bank. All of the above acquisitions were accounted for as a purchase and financial information related to these acquisitions were not considered material to the results of the Corporation.

In April of 1999, Southwest Georgia Financial Corporation acquired ownership of McLaughlin, Edwards, and Robison, Inc. d/b/a Moultrie
Insurance Agency which is located in Moultrie, Georgia. The insurance agency was merged into Southwest Georgia Insurance Services, Inc., which was a subsidiary of Southwest Georgia Bank, and had its headquarters in Newton, Georgia. This merger was accounted for as a pooling of interests.
Financial information related to Moultrie Insurance Agency was not considered material to the historical results of the Corporation, and accordingly, the Corporation's financial statements were not restated.

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

                                   Year Ended December 31, 2000
                                                 Weighted     Per
                                                 Average     Share
                                    Income        Shares     Amount
Basic earnings per share:
  Net income                     $ 3,359,274    2,592,688    $ 1.30

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

Options to purchase 94,000 shares of common stock at a weighted average price of $23.82 per share were outstanding during the latter part of 2000, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

