Form 10-K, Exhibit 13
period 2001-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 2002-04-02
CIK 315849

                    SOUTHWEST GEORGIA FINANCIAL CORPORATION

                       Five Year Selected Financial Data

                                       Years Ended December 31

                           2001        2000        1999        1998        1997
                              (Thousands Of Dollars Except Per Share Data)

Statement of Condition:
Total assets            $ 234,844   $ 240,380   $ 223,060   $ 230,198   $ 213,957
Loans, net                119,666     122,094     108,675     113,495     117,545
Deposits                  192,901     199,485     182,072     191,087     176,435
Shareholders' equity       30,957      30,641      29,657      27,588      24,916
Average total assets      239,928     232,530     225,061     217,836     211,238
Average shareholders'
 equity                    30,693      30,331      28,665      26,356      23,835
Book value per share        12.86       12.18       11.32       10.75        9.72
Cash dividends paid
 per share                    .52         .52         .48         .44         .40
Reserve for possible
 loan losses to loans       1.55%       1.45%       1.76%       1.73%       1.67%



Statement of income:
Net income                  3,219       3,359       3,801       3,621       3,426
Net income per share         1.32        1.30        1.45        1.41        1.34
Weighted average number
 of shares outstanding  2,445,578   2,592,688   2,619,376   2,564,866   2,561,025



Ratios:
Return on average
 total assets               1.34%       1.44%       1.69%       1.66%       1.62%
Return on average
shareholders' equity       10.49%      11.08%      13.26%      13.74%      14.37%
Net interest margin         4.51%       5.17%       5.66%       5.43%       5.42%
Dividend payout ratio      39.30%      39.91%      33.60%      31.88%      30.65%
Average shareholders'
 equity to average
 total assets              12.79%      13.04%      12.74%      12.10%      11.28%

Management's Discussion And Analysis Of Financial
Condition And Results Of Operations

INTRODUCTION

The following financial review presents management's discussion and analysis of significant changes in the consolidated financial position and results of operations of Southwest Georgia Financial Corporation
("Corporation"). This commentary should be read in conjunction with information provided in the Consolidated Financial Statements and accompanying footnotes.

EARNINGS OVERVIEW

The Corporation's net income for 2001 decreased 4.2 percent to $3.219 million from the $3.359 million earned in 2000. Between 2000 and 1999, net income decreased 11.6 percent. In 2001, the Corporation's earnings per share increased to $1.32 compared to $1.30 in 2000 which were lower than earnings per share of $1.45 in 1999.

The Corporation showed lower key performance measurements in both return on average assets and return on average stockholders' equity for the year 2001 compared to 2000. In 2001, the Corporation's return on average assets, which reflects utilization of assets, was 1.34 percent compared to 1.44
percent in 2000.   Return on average stockholders' equity, which measures
return on stockholders' investments, was 10.49 percent in 2001 compared to
11.08 percent in 2000.

The $140 thousand decrease in net earnings for 2001 was primarily attributable to lower net interest income. This lower net interest income resulted mainly from higher interest expense on time deposits and money market accounts due to market competition. During 2000, three new banking institutions opened for business in the Corporation's primary service area. During 2001 and 2000, the Corporation responded to this competitive pressure by paying higher rates on time deposits, and offering lower rates on base-rate indexed loans, in order to retain and strengthen customer relationships.

In the fourth quarter of 2001, the Corporation's subsidiary, Southwest Georgia Bank (the "Bank"), acquired the remaining 50 percent of the common stock of Empire Financial Services, Inc. ("Empire"), a commercial mortgage banking firm located in Milledgeville, Georgia. The Bank had acquired half of the outstanding common stock of Empire in 1997 and owned a fifty percent interest in Empire until the fourth quarter of 2001. Due to acquiring all of Empire stock, the Bank changed its method of accounting for Empire. Prior to the acquisition of all of the Empire common stock, the investment in Empire was accounted for by using the cost method. In 2001 Empire's operations were consolidated with the Corporation's operations. Consolidating Empire's operations reflected a significant increase to income from mortgage banking services of $2.4 million. Also, Empire's operating expenses of $1.3 million were consolidated in noninterest expense. Empire's net earnings after income taxes contributed $637 thousand (exclusive of expenses related to the merger and acquisition) to the Corporation's 2001 net earnings compared to $485 thousand in 2000.

RESULTS OF OPERATIONS

Net Interest Income

The primary source of revenue for the Corporation is net interest income, which is the difference between total interest income on earning assets and interest expense on interest-bearing sources of funds. The level of net interest income continues to impact the Corporation's earnings performance. Net interest income for 2001 decreased $873 thousand, or 8.3 percent, compared to 2000. The amount of net interest income is determined primarily by the volume of earning assets and liabilities and the rate spreads between these assets and their funding sources or liabilities.

The key performance measure for net interest income is the net interest margin, defined as taxable equivalent net interest income divided by average earning assets. The Corporation's net interest margin decreased to
4.51 percent for 2001 compared to 5.17 percent for 2000.

A key factor influencing the Corporation's interest rate margin has been the mix of earning assets and interest bearing liabilities. Interest income from earning assets decreased $841 thousand or 4.6 percent in 2001 compared to 2000, while for the same period interest expenses increased $32 thousand.

The majority, $520 thousand, of the $841 thousand decrease in interest income resulted from the change in the accounting for Empire after acquiring 100 percent of the firm in 2001 as mentioned above. The remaining decrease in interest income resulted from reduced yields earned on earning assets. Average loans increased $4.9 million in 2001 and average investments increased $6.0 million in the same period. The change in loan rates had a greater impact on earnings than the increase in volume of loans. The prime rate decreased eleven times in 2001 by a total of 450 basis points to 4.75 percent. By year end the Corporation's base rate had dropped from 9.00 percent to 6.25 percent.

During 2001 and 2000, while the level of average core deposits remained relatively stable, large time and money market accounts deposits increased $6.8 million. The Corporation paid higher rates on time deposits to meet local competition. Deposit mix changed slightly and interest expense on deposits more closely followed general interest rate trends.

Noninterest Income

Noninterest income totaled $5.2 million for 2001, representing an increase of approximately $2.6 million from 2000. The majority or $2.4 million of this increase was attributed to income from Empire. As was discussed earlier, due to acquiring 100 percent of Empire stock, the Corporation changed its method of accounting for Empire. In 2001 Empire's operations were consolidated with the Bank's operations. Consolidating Empire's operation with the Bank reflected a significant increase in income from mortgage banking services. Excluding income from mortgage banking services, noninterest income increased $227 thousand for 2001 compared to 2000. This increase relates primarily to income received on security sales. The level of income from the other components of noninterest income remains relatively stable from year to year.

Noninterest Expense

Noninterest expense totaled $9.9 million for 2001, an increase of 1.5 million compared to 2000. The majority, $1.3 million, of this increase in noninterest expense was attributable to the expenses relating to the Empire operations for 2001. Excluding Empire's operating expenses of $1.3 million, noninterest expenses increased $212 thousand for 2001 compared to 2000. Excluding Empire's $938 thousand for salaries and employee benefits, the Corporation reflected an increase of
2.9 percent in salaries and employee benefits in 2001 from 2000. The level of full-time equivalent employees, excluding Empire, increased 3.8 percent to a total of 109, comparing December 31, 2001, to the prior year-end. Empire has 9 full-time employees.

In 2001, excluding $21 thousand for Empire, the occupancy expense increased $5 thousand from 2000 and was related to additional depreciation due to capital improvements. Equipment expense, excluding $27 thousand for Empire, decreased 3 percent from 2001. This decrease resulted from less equipment depreciation expense. Data processing expenses, excluding $9 thousand for Empire, increased 3 percent in both 2001 and 2000. This increase resulted primarily from the increased price of data processing services from the Corporation's primary data processing service bureau.

Other operating expense components, excluding $306 thousand for Empire, increased $73 thousand or 3.2 percent in 2001 compared to 2000. A large part of this increase, $205 thousand, occurred from expenses related to other real estate property held for sale. Part of this increase was offset by decreases in noninterest expenses from normal operations.

The Corporation continues to emphasize the importance of strong budgetary controls. Management will continue to monitor expenses with emphasis on more efficient ways to operate.


FINANCIAL CONDITION

Earning Assets

The Corporation, primarily through its banking subsidiary Southwest Georgia Bank, acts as a financial intermediary. As such, its financial condition should be considered in terms of how the Company manages its sources and uses of funds.

During 2001, total average assets of $239.9 million increased $7.4 million, or 3.2 percent, compared to 2000.

The Corporation's earning assets, which include loans, investment securities, deposits at the Federal Home Loan Bank, and federal funds sold, averaged $222 million in 2001, a 3.2 percent increase from $215 million in 2000. The earning asset mix remained relatively stable during the year. For 2001, average earning assets were comprised of 55 percent loans, 43 percent investment securities, and 2 percent federal funds sold and funds at the Federal Home Loan Bank. The ratio of average earning assets to average total assets remained relatively stable at 92.5 percent for 2001 and 92.4 percent for 2000.

Loans

Loans are the Corporation's largest earning assets and users of funds, and because of their importance, most of the other assets and liabilities are managed to accommodate the needs of the loan portfolio. During 2001, average net loans represented 55 percent of average earning assets and 51 percent of average total assets. Average total loans increased $4.9 million, or 4.2 percent, in 2001. Loans secured by real estate increased
4.7 percent, consumer loans decreased 10.5 percent, and commercial, financial, and agricultural loans decreased 34.0 percent from their December 31, 2000 level.

As a result of the increase in both average loans and average deposits, the ratio of total loans to total deposits at year end remained relatively stable at 63.0 percent in 2001 compared to 62.1 percent in 2000. The mix of the loan portfolio for the 2001 year end consisted of 31.9 percent of loans secured by 1-4 family residences, 1.5 percent of loans secured by multifamily residences, 6.2 percent of loans secured by farmland, and 43.2 percent of loans secured by nonfarm and nonresidential properties. Also, included in the mix of the loan portfolio were 9.0 percent of loans for other commercial, industrial, and agricultural purposes and 8.2 percent of loans to individuals for household, family, and other personal expenditures.


Allowance and Provision for Possible Loan Losses

The allowance for possible loan losses was $1.9 million, or 1.55 percent of total loans outstanding as of December 31, 2001. This level represented an $88 thousand increase from the corresponding 2000 year-end amount, which was 1.45 percent of total loans outstanding. The provision for loan losses was $380 thousand in 2001, an increase from the prior year's provision by $160 thousand. This provision reflected management's assessment of the adequacy of the allowance for loan losses to absorb write-offs in the loan portfolio.

The Corporation's management has not changed the lending practices and philosophy which has provided the Corporation with an exceptionally low charge-off record over the past several years. Also, management has an extensive loan review program in place which provides for the regular examination and evaluation of the risk elements within the loan portfolio. The adequacy of the allowance for loan losses is regularly evaluated based on the review of all significant loans with particular emphasis on nonaccruing, past due, and other impaired loans that management has identified as potential problems.

Nonperforming Assets

Nonperforming assets are defined as being all nonaccrual and renegotiated loans, loans that are 90 days past due, and property acquired by settlement of debt and held for sale. The level of nonperforming assets decreased $95 thousand comparing year-end 2001 to year-end 2000. Primarily, this decrease resulted from less loans that are 90 days past due. The majority of the nonperforming asset balance for 2001 and 2000 is from one large property that was acquired by settlement of debt and held for sale. Nonperforming assets were approximately $4.1 million, or 3.31 percent of total loans and other real estate as of December 31, 2001, compared to $4.2 million, or 3.36 percent of total loans and other real estate at year-end 2000.

Investment Securities and Federal Funds Sold

The Corporation's investment securities consist primarily of U.S. Government and U.S. Government agency securities. The investment portfolio serves several important functions for the Corporation. Investment decisions are designed to complement loan demand and pricing, and to satisfy pledging requirements in the most profitable way possible. The investment portfolio is a source of liquidity when loan demand exceeds funding availability. It is a vehicle for adjusting balance sheet sensitivity to cushion against adverse rate movements and is a means of improving profitability. The Corporation's investment portfolio provides adequate liquidity by maintaining a portfolio with staggered maturities ranging from one to five years.

The total investment portfolio decreased to $88.4 million from $90.8 million comparing year-end 2001 to 2000, a decrease of $2.4 million, or 2.6 percent. The average total investment portfolio increased to $94.7 million in 2001 compared to $88.7 million for 2000.

During 2001, average total investment securities accounted for 43 percent of the average earning assets and 41 percent of the average total assets. At December 31, 2001, the investment securities held to maturity had a market value of $63.0 million and a carrying value of $60.5 million. As of December 31, 2001, the securities available for sale had a market value of $27.9 million and an amortized cost of $27.7 million. The growth in securities available for sale was primarily attributed to a $5 million
investment in U.S. government agency securities.    The Corporation will
continue to actively manage the size, components, and maturity structure of the investment securities portfolio. Future investment strategies will continue to be based on profit objectives, economic conditions, interest rate risk objectives, and balance sheet liquidity demands.

Average federal funds sold and Federal Home Loan Bank deposits represented approximately 2 percent of the average earning assets for 2001 compared to 5 percent in 2000. These short-term money market investments were used by the Corporation as liquid investment vehicles for short-term funds.

Deposits and Other Interest-Bearing Liabilities

The Corporation's 2001 level of average deposits grew 5.1 percent from the previous year. Average deposits, the primary source of the Corporation's funds, increased $9.7 million during 2001 compared to 2000. The average total deposits of $198.5 million increased from the 2000 level of $188.8 million. The majority of the average deposit growth occurred in average time deposits and average money market accounts. Higher interest rates during 2000 and the first part of 2001 resulted in a change in the deposit mix. Customers shifted money from lower interest paying deposit accounts to higher interest paying accounts, such as certificates of deposit and money market accounts. As of December 31, 2001, the Corporation had a total of $28.2 million in certificates of deposit with a value of $100 thousand or more each. This was a 8.3 percent decrease from the $30.8 million total in 2000.

The Corporation has used long-term borrowings from the Federal Home Loan Bank to support its residential mortgage lending activities. During 2001, the Corporation repaid an $8.0 million long-term advance which had matured. It continues to borrow $8.0 million of which $4.8 million is short-term and will be repaid in 2002. The majority of the remaining long-term debt of $3.4 million will mature June 2003.

Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Many factors affect the ability to accomplish liquidity objectives successfully. Those factors include the economic environment, the Corporation's asset/liability mix, and the Corporation's overall reputation and credit standing in the marketplace.
In the ordinary course of business, the Corporation's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity or sale of other earning assets. In addition, liquidity is continuously provided through the acquisition of new deposits and borrowings or the rollover of maturing deposits and borrowings.

The Consolidated Statement of Cash Flow details the Company's cash flow from operating, investing, and financing activities. During 2001, operating activities generated cash flow of $5.5 million, while financing activities required $9.4 million. Investing activities provided $4.3 million of this, resulting in a net increase in cash and cash equivalents of $449 thousand. Generally, growth in loans has been funded by an increase in deposits. Excess cash from acquired deposits that were not used to meet loan demand was invested in securities. Cash produced from operations continues to provide cash primarily for the payment of dividends and repayment of long-term debt.

Liability liquidity represents the Corporation's ability to renew or replace its short-term borrowings and deposits as they mature or are withdrawn. The Corporation's deposit mix includes a significant amount of core deposits. Core deposits are defined as total deposits less public funds and time deposits of $100 thousand or more. These funds are stable in that they are generally accounts of individual customers who are concerned not only with rates paid, but with the value of services received, such as efficient operations performed by helpful personnel. Total core deposits represented 80.3 percent of total deposits on December 31, 2001, compared to 79.2 percent in 2000. Also, this strong base of core deposits, which has a lower cost than purchased funds, provides funds for lending and investment activities.

Asset liquidity is provided through ordinary business activity such as cash which is received from interest and fee payments as well as from maturing loans and investments. Additional sources include marketable securities and short-term investments which can be easily converted to cash without significant loss. The Corporation's investment securities maturing within one year or less amounted to $7.1 million on December 31, 2001, which represented 8.2 percent of the investment debt securities portfolio. Also, the Corporation has $8 million of callable investment securities that are reasonably likely to be called in during 2002. These callable investment securities have call features which allows for an acceleration of maturity by the issuer if market rates of similar securities are lower than the security yield at the call date. These maturing and callable investments securities are sources for repayment of the Corporation's short-term and long-term debt obligations.

The chart below shows the Corporation's contractual obligations and commercial commitments, and its scheduled future cash payments under those commitments.

The majority of the Corporation's outstanding contractual obligations is long-term debt which was discussed on the preceding page. The remaining contractual obligations are comprised of telephone operating leases, purchase obligations for data processing services with the Corporation's primary service bureau, and purchase obligations related to the insurance agency's building. Other long-term obligations are charitable contribution commitments. The Corporation has no capital lease obligations.

                                  Payments Due by Period
Contractual
Obligations                       Less
(Dollars in                      than 1      1-3       4-5    After 5
 thousands)             Total     year      years     years    Years
Long-Term Debt         $3,392     $129     $2,666     $282     $315
Operating Leases           79       44         35        0        0
Unconditional
 Purchase Oblig.          311      131        120       60        0
Other Long-Term
 Obligations               32       16         16        0        0
Total Contractual
 Cash Obligations      $3,814     $320     $2,837     $342     $315

The Corporation does not have any special purpose entities or off balance sheets financing arrangements. The Corporation's management is not aware of any known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on the Corporation's liquidity or operations.

Management is not aware of any current recommendations by regulatory authorities that, if they were to be implemented, would have such an effect.

Capital Resources and Dividends

Capital adequacy, a measure of the amount of capital needed to sustain asset growth, continues to be a point of concentrated interest for the entire banking industry. The Corporation continues to maintain a healthy level of capital adequacy as measured by its average equity to average assets ratio of 12.79 percent in 2001 and 13.04 percent in 2000.

The Federal Reserve Board has issued guidelines regarding risk-based capital requirements for U.S. banks and bank holding companies. Overall, these guidelines redefine the components of capital, require higher levels of capital for higher risk assets and lower levels of capital for lower risk assets, and include certain off-balance-sheet items in the calculation of capital requirements. The risk-based capital regulations require banks to maintain an 8 percent ratio, of which 4 percent must consist primarily of tangible common shareholders' equity (tier one capital) or its equivalent. At year-end 2001, the Corporation was well in excess of the minimum requirements under the guidelines with a total risk-based capital ratio of
21.96 percent and a tier one risk-based capital ratio of 20.71 percent.

The following table presents the risk-based capital and leverage ratios for year-end 2001 and 2000 in comparison to the minimum regulatory guidelines:


                                             Minimum
Risk-Based          Dec. 31,    Dec. 31,   Regulatory
Capital Ratios        2001        2000     Guidelines

Tier One             20.71%      21.17%       4.00%
Total Risk-Based     21.96%      22.43%       8.00%
Leverage             11.75%      12.86%       3.00%


As set forth in the table below, in 2001 the Corporation's stock traded as high as $19.20, and the closing price at year-end was $17.27 per share.

Common Stock Market Prices

                         2001
For The
Quarter    Fourth        Third       Second       First
High       $19.20       $16.45       $15.98       $16.35

Low        $15.25       $15.25       $14.40       $14.75

                         2000
For The
Quarter    Fourth        Third       Second       First
High       $15.63       $16.31       $16.94       $14.88

Low        $14.13       $14.88       $13.25       $12.06

The principal market for trading of the common stock is the American Stock Exchange under the symbol SGB.

As of December 31, 2001, there were 537 record holders of the Corporation's common stock. The cash dividends paid on the Corporation's common stock were $.52 in both 2001 and 2000. The Corporation has a policy objective of paying out a portion of earnings in dividends to its shareholders. The Corporation's dividend paid was $1.279 million in 2001 and $1.354 million in 2000. The Corporation intends to continue paying dividends. However, the amount and frequency of dividends will be determined by the Corporation's Board of Directors in light of the earnings, capital requirements and financial condition of the Corporation, and no assurance can be given that dividends will be declared in the future. The primary source of funds available to the parent company is the payment of dividends by its subsidiary bank. Federal and State banking laws restrict the amount of dividends that can be paid without regulatory approval. Southwest Georgia Bank has paid cash dividends for the past seventy-four consecutive years.

The Corporation's management is not aware of any current recommendation by the regulatory authorities that if they were to be implemented would have a material effect on the Corporation's capital resources.

Quantitative and Qualitative Disclosures About Market Risk

The Corporation's primary market risk lies within its exposure to interest rate movement. The Corporation has no foreign currency exchange rate risk,
commodity price risk, or any other material market risk.   The Corporation
has no trading investment portfolio. As a result, it does not hold any market risk-sensitive instruments, which would be subject to a trading environment which is characterized by volatile short-term movements in interest rates. Also, the Corporation has no interest rate swaps or other derivative instruments that are either designated and effective as hedges or which modify the interest rate characteristics of specified assets or liabilities. The Corporation's primary source of earnings, net interest income, can fluctuate with significant interest rate movements. To lessen the impact of these movements, the Corporation seeks to maximize net interest income while remaining within prudent ranges of risk by practicing sound interest rate sensitivity management. The Corporation attempts to accomplish this objective by structuring the balance sheet so that the differences in repricing opportunities between assets and liabilities are minimized. Interest rate sensitivity refers to the responsiveness of earning assets and interest-bearing liabilities to changes in market interest rates. The Corporation's interest rate risk management is carried out by the Asset/Liability Management Committee which operates under policies and guidelines established by management. The Corporation maintains an investment portfolio that staggers maturities and provides flexibility over time in managing exposure to changes in interest rates. Any imbalances in the repricing opportunities at any point in time constitute a financial institution's interest rate sensitivity.

The table below provides information about the Corporation's financial assets and liabilities that are sensitive to changes in interest rates. For each financial asset and liability listed above, the table presents principal cash flows and related weighted average interest rates by expected maturity or the earliest possible repricing opportunity dates.

The Corporation uses a number of tools to measure interest rate risk. One of the indicators for the Corporation's interest rate sensitivity position is the measurement of the difference between its rate-sensitive assets and rate-sensitive liabilities, which is referred to as the "gap." A gap analysis displays the earliest possible repricing opportunity for each asset and liability category based upon contractual maturities and repricing. At year-end 2001, the Corporation's one-year cumulative rate-sensitive assets represented 72 percent of the cumulative rate-sensitive liabilities compared to 76 percent for 2000. This change in the cumulative gap is a result of the Corporation's management of its exposure to interest rate risk. The Corporation has become a little more liability-sensitive at the one year gap position resulting from management investing into some longer-term investments to take advantage of the higher yields and to reduce the Corporation's interest rate risk from falling short-term rates. During 2001, while the rates were declining there were more rate-sensitive liabilities to reprice at lower rates than rate sensitive assets. However, net interest income did not increase. All interest rates and yields do not adjust at the same velocity; therefore, the interest rate sensitivity gap is only a general indicator of the potential effects of interest rate changes on net interest income. The Corporation's asset and liability mix is monitored to ensure that the effects of interest rate movements in either direction are not significant over time.

                                  -40-

Interest Rate Sensitivity                     December 31, 2001
                                      Expected Maturity/Repricing Dates
                                           (Dollars in thousands)
                                                                2007 &             Fair
Financial Assets:  **    2002    2003    2004    2005    2006   Beyond    Total    Value
Short-term
Investments           $ 2,273 $       $        $       $       $       $  2,273 $  2,273
Average interest rate   1.74%                                             1.74%

Securities
available for sale      2,029           1,036   5,256     992   18,599   27,912   27,912
Average interest rate   6.39%           6.00%   5.76%   5.07%    6.45%    6.25%

Securities held
to maturity            13,429  16,498  15,454   8,561   4,521    2,010   60,473   63,020
Average interest rate    6.31%  6.05%   6.29%   6.17%   6.59%    6.13%    6.23%

Fixed-rate loans        5,510   1,786   3,191   4,289   3,659   38,364   56,799   56,839
Average interest rate   8.49%  11.29%   9.65%   9.65%   8.46%    8.46%    8.71%

Variable-rate loans    61,679           3,071                            64,750   65,073
Average interest rate   7.79%           8.28%                             7.81%

Financial Liabilities:

Time deposits          97,973   3,647   1,876     194     276           103,966  105,031
Average interest rate   4.72%   5.12%   5.06%   5.98%   4.44%             4.74%

Other interest-
bearing deposits *     63,174                                            63,174   63,174
Average interest rate   1.22%                                             1.22%

Short-term borrowings   4,800                                             4,800    4,800
Average interest rate   2.33%                                             2.33%

Long-term borrowings      192   2,400                              800    3,392    3,378
Average interest rate   4.75%   3.16%                            5.19%    3.73%

Unrecognized
Financial Instruments:

Commitments to
extend credit          13,245                                            13,245   13,245

Standby letters
of credit                  61                                                61       61

 * Interest-bearing deposits with no maturity
** All rates are tax-equivalent rates