Form 10-K, Exhibit 13
period 2001-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 2002-04-02
CIK 315849

SOUTHWEST GEORGIA FINANCIAL CORPORATION

                              MOULTRIE, GEORGIA








                      CONSOLIDATED FINANCIAL STATEMENTS

               for the years ended December 31, 2001 and 2000

                       C O N T E N T S
                          __________


                                                             Pages

             Independent Auditor's Report                     43


             Consolidated Financial Statements:

             Balance Sheets                                   44

             Statements of Income                             45

             Statements of Comprehensive Income               46

             Statements of Changes in Stockholders' Equity    47

             Statements of Cash Flows                         48

             Notes to Financial Statements                 49-64

                        INDEPENDENT AUDITOR'S REPORT



The Directors and Stockholders of Southwest
  Georgia Financial Corporation

We have audited the consolidated balance sheets of Southwest Georgia Financial Corporation and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, statements of comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Georgia Financial Corporation and Subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


DRAFFIN & TUCKER, LLP

Albany, Georgia
January 23, 2002

                        CONSOLIDATED BALANCE SHEETS
                         December 31, 2001 and 2000
                                                        2001            2000
ASSETS

Cash and due from banks                            $  9,211,645    $  8,763,126
Interest-bearing deposits with banks                  1,143,211       5,010,324
Federal funds sold                                    1,130,000       2,000,000
Investment securities available for sale,
 at fair value                                       27,911,564      22,637,165
Securities to be held to maturity (estimated
 fair value of $63,019,613 and $68,797,597)          60,472,774      68,115,838
Loans, less allowance for loan losses
 of $1,883,171 and $1,795,192                       119,665,721     122,094,473
Premises and equipment, net                           5,536,152       5,183,923
Foreclosed assets, net                                3,545,388       2,097,237
Other assets                                          6,227,993       4,478,195

Total assets                                       $234,844,448    $240,380,281



LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
Noninterest-bearing                                $ 25,760,282    $ 25,970,406
NOW accounts                                         36,565,701      38,879,526
Money market                                         14,338,066      16,357,796
Savings                                              12,270,166      12,233,796
Certificates of deposit $100,000 and over            28,211,756      30,757,406
Other time accounts                                  75,754,615      75,285,880

Total deposits                                      192,900,586     199,484,810

Other borrowed funds                                  4,800,000       8,000,000
Long-term debt                                        3,391,511               0
Other liabilities                                     2,795,245       2,254,518

Total liabilities                                   203,887,342     209,739,328

Stockholders' equity:
Common stock - par value $1; authorized
 5,000,000 shares; issued 3,000,000 shares            3,000,000       3,000,000
Capital surplus                                       2,033,551       2,033,551
Retained earnings                                    31,466,690      29,513,113
Accumulated other comprehensive income                  161,400          92,328
Treasury stock 592,407 shares for 2001 and
 483,907 for 2000, at cost                         (  5,704,535)   (  3,998,039)

Total stockholders' equity                           30,957,106      30,640,953

Total liabilities and stockholders' equity         $234,844,448    $240,380,281

         See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF INCOME
            for the years ended December 31, 2001, 2000, and 1999
                                             2001          2000          1999
Interest income:
Interest and fees on loans               $11,748,852   $11,985,236   $11,733,546
Interest and dividends on securities:
Taxable                                    4,817,051     5,074,920     4,943,435
Tax exempt                                   722,979       744,357       631,178
Interest on deposits in banks                224,556       551,301       594,785
Interest on other short-term investments      48,246        47,307        80,036
Total interest income                     17,561,684    18,403,121    17,982,980

Interest expense:
Deposits                                   7,431,375     7,170,860     6,175,397
Other borrowings                             494,872       722,766       574,655
Total interest expense                     7,926,247     7,893,626     6,750,052

Net interest income                        9,635,437    10,509,495    11,232,928

Provision for loan losses                    380,000       220,000       180,000
Net interest income after provision
 for loan losses                           9,255,437    10,289,495    11,052,928

Noninterest income:
Service charges on deposit accounts          959,390       953,522       988,439
Income from trust services                   254,802       252,077       269,238
Income from security sales                   389,612       190,161       102,117
Income from insurance services               926,856       933,123     1,021,867
Income from mortgage banking services      2,441,945        31,196        11,755
Net gain (loss) on disposition of assets       2,622   (    32,427)       40,794
Net loss on sale of securities                     0   (     3,059)  (    70,837)
Other income                                 180,333       193,488       213,933
Total noninterest income                   5,155,560     2,518,081     2,577,306

Noninterest expense:
Salaries and employee benefits             5,641,555     4,571,130     4,883,694
Occupancy expense                            541,862       516,140       514,252
Equipment expense                            505,844       494,587       511,715
Data processing expense                      549,460       523,418       511,492
Other operating expenses                   2,645,153     2,265,827     2,054,290
Total noninterest expenses                 9,883,874     8,371,102     8,475,443

Income before income taxes                 4,527,123     4,436,474     5,154,791
Provision for income taxes                 1,308,597     1,077,200     1,353,900
Net income                               $ 3,218,526   $ 3,359,274   $ 3,800,891

Basic earnings per share:
Net income                               $      1.32   $      1.30   $      1.45
Weighted average shares outstanding        2,445,578     2,592,688     2,619,376

Diluted earnings per share:
Net income                               $      1.32   $      1.30   $      1.45
Weighted average shares outstanding        2,446,188     2,592,688     2,619,376

         See accompanying notes to consolidated financial statements.

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
            for the years ended December 31, 2001, 2000, and 1999
                                             2001         2000           1999
Net income                               $3,218,526   $3,359,274    $3,800,891

Other comprehensive income, net of tax:
Unrealized gains on securities available
 for sale:
Unrealized holding gains(losses)
 arising during the period                  104,655      949,518    (  943,832)
Federal income tax expense(benefit)      (   35,583)  (  322,836)      280,171

Other comprehensive income (loss),
 net of tax                                  69,072      626,682    (  663,661)

Total comprehensive income               $3,287,598   $3,985,956    $3,137,230

























         See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
                   for the years ended December 31, 2001, 2000, and 1999
                                                            Accumu-
                                                             lated
                                                             Other
                                                            Compre-                 Total
                           Common     Capital    Retained   hensive   Treasury   Stockholders'
                            Stock     Surplus    Earnings   Income     Stock        Equity
Balance at Dec. 31, 1998 $3,000,000 $2,086,028 $24,761,418 $129,307 $(2,389,206) $27,587,547

Net income                       -          -    3,800,891       -           -     3,800,891

Retirement of treasury
stock incident to
business combination             -    (295,774)         -        -      295,774           -

Acquired company's
equity incident to
business combination             -          -      209,157       -           -       209,157

Cash dividend declared
$.49 per share                   -          -   (1,277,041)      -           -    (1,277,041)

Unrealized holding loss          -          -           -  (663,661)         -      (663,661)

Balance at Dec. 31, 1999  3,000,000  1,790,254  27,494,425 (534,354) (2,093,432)  29,656,893

Net Income                       -          -    3,359,274       -           -     3,359,274

Common stock issued
for acquisitions                 -     243,297          -        -      168,943      412,240

Common stock acquired
through purchase program         -          -           -        -   (2,073,550)  (2,073,550)

Cash dividend declared
$.52 per share                   -          -   (1,340,586)      -           -    (1,340,586)

Unrealized holding gain          -          -           -   626,682          -       626,682

Balance at Dec. 31, 2000  3,000,000  2,033,551  29,513,113   92,328  (3,998,039)  30,640,953

Net Income                       -          -    3,218,526       -           -     3,218,526

Common stock acquired
through purchase program         -          -           -        -   (1,706,496)  (1,706,496)

Cash dividend declared
$.52 per share                   -          -   (1,264,949)      -           -    (1,264,949)

Unrealized holding gain          -          -           -    69,072          -        69,072

Balance at Dec. 31, 2001 $3,000,000 $2,033,551 $31,466,690 $161,400 $(5,704,535) $30,957,106

               See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
            for the years ended December 31, 2001, 2000, and 1999
                                                 2001        2000        1999
Cash flows from operating activities:
Net income                                  $ 3,218,526  $ 3,359,274  $ 3,800,891
Adjustments to reconcile net income to
net cash provided by operating activities:
Provision for loan losses                       380,000      220,000      180,000
Depreciation                                    537,716      518,756      520,230
Net amortization and accretion of
 investment securities                           44,281       27,691       83,646
Amortization of intangibles                     171,745       78,888       88,392
Net loss (gain) on sale and disposal
 of assets                                  (     2,622)      42,580      245,769
Changes in:
Other assets                                    627,239      438,146  (   335,153)
Other liabilities                               505,144      101,222      244,213
Net cash provided by operating activities     5,482,029    4,786,557    4,827,988

Investing activities:
Proceeds from maturities of securities
 held to maturity                            14,645,000   11,535,000   18,105,000
Proceeds from maturities of securities
 available for sale                           3,202,282            0            0
Proceeds from sale of securities available
 for sale                                             0    3,227,093    8,316,766
Purchase of securities held to maturity     ( 8,037,615) (11,814,486) (27,999,249)
Purchase of securities available for sale   ( 8,130,631) ( 6,014,411) ( 5,657,966)
Net change in other short-term investments      870,000  (   365,000)     690,000
Net change in loans                             334,685  (13,999,850)   2,477,514
Purchase of premises and equipment          (   900,348) ( 1,072,443) (   505,706)
Proceeds from sales of other assets             280,162      297,548      218,344
Net change in interest-bearing deposits
 with banks                                   3,867,113    1,603,399   10,913,176
Cash equivalents acquired from acquisition            0            0      124,281
Payment for business acquisition            ( 1,800,000) (    56,749)           0
Net cash provided(used) for
 investing activities                         4,330,648  (16,659,899)   6,682,160

Financing activities:
Net change in deposits                      ( 6,584,224)  17,412,611  ( 9,014,860)
Net change in federal funds purchased
 and securities sold under repurchase
 agreements                                           0  ( 1,500,000) (   365,000)
Net change in short-term borrowings         ( 3,200,000)           0            0
Increase in long-term borrowings              3,391,511            0            0
Cash dividends declared                     ( 1,264,948) ( 1,340,586) ( 1,277,041)
Payment for common stock                    < 1,706,497) ( 2,073,550)           0
Net cash provided(used) for
 financing activities                       ( 9,364,158)  12,498,475  (10,656,901)

Increase(decrease) in cash
 and due from bank                              448,519      625,133      853,247
Cash and due from banks -
 beginning of year                            8,763,126    8,137,993    7,284,746
Cash and due from banks - end of year       $ 9,211,645  $ 8,763,126  $ 8,137,993

Cash paid during the year for:
Income taxes                                $ 1,419,337  $ 1,208,354  $ 1,337,000
Interest paid                               $ 8,097,201  $ 7,668,344  $ 6,822,066

NONCASH ITEMS:
Increase in foreclosed properties
 and decrease in loans                      $ 1,669,682  $   360,208  $ 2,162,298
Unrealized gain(loss) on securities AFS     $    69,072  $   626,682  $(  663,661)

         See accompanying notes to consolidated financial statements.
                                     -48-





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

A substantial portion of the Corporation?s loans is secured by real estate located primarily in Georgia. Accordingly, the ultimate collection of these loans is susceptible to changes in the real estate market conditions of this market area.

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

Foreclosed Assets

Properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

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

Recent Accounting Pronouncements

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which revises the accounting for derivative financial instruments. The Company has elected to adopt this new statement in 1999, and it does not have a material impact on the Corporation?s financial position, results of operations or cash flows.

SFAS No. 133 was amended by SFAS No. 137 - "Accounting for Derivative Instruments and Hedging Activities" - Deferral of the effective date of SFAS No. 133. SFAS No. 137 delays the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000.

Statements of Cash Flows

For purposes of the Statements of Cash Flows, the Corporation considers cash and due from banks to include cash on hand and noninterest-bearing deposit amounts due from other banks.

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

Securities Available For Sale:
                                                           Estimated
                    Amortized    Unrealized   Unrealized      Fair
                       Cost         Gains       Losses        Value
December 31, 2001

Equity
  securities      $  1,534,808  $     2,070  $        0  $  1,536,878
State and
  municipal
  securities        12,571,020       87,415     190,625    12,467,810
Agency
  Securities         9,049,149      263,964          51     9,313,062
Mortgage
  backed
  Securities         4,512,042       81,772           0     4,593,814

Total             $ 27,667,019  $   435,221  $  190,676  $ 27,911,564


December 31, 2000

Equity
  Securities      $  2,282,808  $     1,160  $        0  $  2,283,968
State and
  municipal
  securities        12,568,682      142,869      60,980    12,650,571
Agency
   Securities        6,004,572       29,567           0     6,034,139
Mortgage
  backed
  Securities         1,641,212       27,275           0     1,668,487

Total             $ 22,497,274  $   200,871  $   60,980  $ 22,637,165

Securities Held to Maturity:
                                                           Estimated
                    Amortized    Unrealized   Unrealized      Fair
                       Cost         Gains       Losses        Value
December 31, 2001

U. S. Treasury
 and U.S.
 Government
 Agency
 Securities       $ 55,478,214  $ 2,314,479  $        0  $ 57,792,693
State and
 Municipal
 Securities          4,994,560      232,360           0     5,226,920

Total             $ 60,472,774  $ 2,546,839  $        0  $ 63,019,613

December 31, 2000

U. S. Treasury
 and U.S.
 Government
 Agency
 Securities       $ 62,476,435  $   679,954  $  148,281  $ 63,008,108
State and
 Municipal
 Securities          5,639,403      150,086           0     5,789,489

Total             $ 68,115,838  $   830,040  $  148,281  $ 68,797,597

At December 31, 2001 and 2000, securities with a carrying value of $27,318,000 and $39,945,000, respectively were pledged as collateral for public deposits and other purposes as required by law.

There were no investments in obligations of state and municipal subdivisions which exceeded 10 percent of the Corporation's stockholders' equity at December 31, 2001.

The amortized cost and estimated fair value of securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

Available for Sale:               Amortized      Estimated
                                     Cost        Fair Value
Amounts maturing in:
One year or less                $  1,993,412   $  2,029,312
After one through five years       6,055,737      6,247,500
After five through ten years       4,578,221      4,591,478
After ten years                    8,992,799      8,912,583
Total debt securities           $ 21,620,169   $ 21,780,873

Mortgage-backed securities         4,512,042      4,593,814
Equity securities                  1,534,808      1,536,877

Total AFS securities            $ 27,667,019   $ 27,911,564




Held to Maturity:                 Amortized      Estimated
                                     Cost        Fair Value

Amounts maturing in:
One year or less                $  5,088,628   $  5,175,462
After one through five years      45,923,916     47,910,993
After five through ten years       8,580,230      8,988,903
After ten years                      880,000        944,255

Total HTM securities            $ 60,472,774   $ 63,019,613

3.  LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the Corporation's loan portfolio at December 31, 2001 2000, and 1999 was as follows:

                        2001           2000           1999
Commercial,
 financial and
 agricultural
 Loans              $ 11,141,681   $ 16,871,331   $ 19,143,828
Real estate
 Mortgage loans      100,453,113     95,958,735     80,557,933
Other loans               34,895        90,990        176,387
Consumer loans         9,979,001     11,091,719     10,870,053
Loans
 Outstanding         121,608,690    124,012,775    110,748,201

Unearned
 Discount                (59,798)      (123,110)      (129,347)
Allowance for
 loan losses          (1,883,171)    (1,795,192)    (1,944,023)
Net loans           $119,665,721   $122,094,473   $108,674,831

The Corporation's only significant concentration of credit at December 31, 2001, occurs in real estate loans which totaled approximately $100 million. However, this amount is not concentrated in any specific market or geographic area.

At December 31, 2001 and 2000, impaired loans amounted to $605,905 and $1,407,860, respectively. Included in the allowance for loan losses is $215,171 related to impaired loans at December 31, 2001, and $419,570 related to impaired loans at December 31, 2000. The amounts in the allowance for loan losses for impaired loans were primarily determined using the fair value of the loans' collateral.

For the years ended December 31, 2001 and 2000, the average recorded investment in impaired loans was $1,006,883 and $859,478 respectively. Interest income was recognized for cash payment received on loans while they were impaired of $56,099 for 2001 and $87,097 for 2000.

Loans placed on nonaccrual status amounted to $424,408 and $742,087 at December 31, 2001 and 2000, respectively. Past due loans over ninety days at December 31, 2001 and 2000, were $177,216 and $1,401,603, respectively.

Changes in the allowance for loan losses are as follows:

                            2001          2000          1999
Balance, January 1     $ 1,795,192   $ 1,944,023   $ 2,003,410
Provision charged
  to operations            380,000       220,000       180,000
Loans charged off       (  348,470)   (  498,917)   (  309,862)
Recoveries                  56,449       130,086        70,475

Balance, December 31   $ 1,883,171   $ 1,795,192   $ 1,944,023

4.  BANK PREMISES AND EQUIPMENT

The amounts reported as bank premises and equipment are as follows:

                                     2001           2000
Land                             $ 1,239,598   $  1,135,248
Building                           5,483,308      5,017,505
Furniture and equipment            4,420,961      4,053,102

                                  11,143,867     10,205,855
Less accumulated depreciation    ( 5,607,715)   ( 5,021,932)

Total                            $ 5,536,152   $  5,183,923

Depreciation of premises and equipment was $537,716; $518,756 and $520,230 in 2001, 2000, and 1999, respectively.

5.  DEPOSITS

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

                        $ Amount
2002                  $ 97,159,000
2003                     4,461,000
2004                     1,876,000
2005                       194,000
2006 and thereafter        276,000

Total                 $103,966,000

6.  SHORT-TERM BORROWINGS

Federal funds purchased generally mature within one to four days. Other borrowed funds consist of Federal Home Loan Bank advances of $4,800,000 with interest at 2.34 percent as of December 31, 2001 and $8,000,000 million with interest at 6.02 percent as of December 31, 2000.

Information concerning federal funds purchased and Federal Home Loan Bank short-term advances are summarized as follows:

                             2001          2000          1999
Average balance during
  the year               $ 8,323,132   $ 3,397,213   $ 1,674,000
Average interest rate
  during the year              5.79%         7.10%         5.49%
Maximum month-end
  bal. during the year   $13,163,000   $ 9,000,000   $ 1,865,000

7.  LONG-TERM DEBT

Long-term debt of $3,391,511 at December 31, 2001 consisted of fixed-rate borrowings from the Federal Home Loan Bank of $3,200,000 and floating-rate borrowings of $191,511 from the First Community Bank of Southwest Georgia. There were no long-term borrowings as of December 31, 2000.

The Corporation's fixed-rate debt of $3,200,000 at December 31, 2001, matures through 2008. Fixed-rate debt of $2,400,000 with an interest rate of 3.16 percent matures June 2003. The remaining $800,000 of the fixed-rate debt will be paid over a seven year period with an interest rate of
5.19 percent. The floating-rate debt of $191,511 at December 31, 2001 matures through 2013. The floating-rate debt is based on prime rate. At December 31, 2001, the interest rate on floating-rate debt was 4.75 percent.

The following are maturities of long-term debt for the next five years.

                                       Floating         Fixed
Due in:                    Rate          Rate         $ Amount
2002                   $  14,172     $  114,286     $  128,458
2003                      17,006      2,514,286      2,531,292
2004                      20,408        114,286        134,694
2005                      24,489        114,286        138,775
2006                      29,387        114,286        143,673
Later Years               86,049        228,570        314,619

Total long-term debt   $ 191,511     $3,200,000     $3,391,511

8.  EMPLOYEE BENEFITS PLAN

Pension Plan

The Bank has a noncontributory defined benefit pension plan which covers all employees who have attained the age of 21 years and completed one year of continuous service. The Bank is providing for the cost of this plan as benefits are accrued based upon actuarial determinations employing the aggregate funding method.

The table of actuarially computed benefit obligations and net assets and the related changes of the Plan at December 31, 2001, 2000, and 1999 is presented below.

                                     2001          2000          1999
Change in Benefit
   Obligation

Benefit obligation at
 beginning of year               $ 5,198,819   $ 5,129,200   $ 4,744,400
Service cost                         329,953       200,673       287,447
Interest cost                        407,917       356,732       252,872
Actuarial gain                             0             0             0
Other                                655,766    (  270,894)   (       61)

Benefits paid                     (  275,722)   (  216,892)   (  155,458)

Benefit obligation
 at end of year                    6,316,733     5,198,819     5,129,200



Change in Plan Assets

Fair value of plan assets
  at beginning of year           $ 5,330,615   $ 4,849,500   $ 4,545,900
Actual return on plan Assets         175,504       336,003       125,317
IRS withholding                            0             0             0
Other                                      0             0             7
Employer contribution                350,000       362,004       333,734
Benefits paid                     (  275,722)   (  216,892)   (  155,458)

Fair value of plan assets
 at end of year                    5,580,397     5,330,615     4,849,500


Funded Status

Prepaid (accrued) benefit cost   $   736,364   $(  131,796)  $(  279,700)

At December 31, 2001, the plan assets included cash and cash equivalents,
U. S. Treasury bonds and notes, other government agency securities, and equity securities.

Assumptions used to determine net periodic pension costs as of December 31, 2001, 2000, and 1999, respectively were:

                                       2001        2000        1999
Weighted-Average
Assumptions As of
  December 31

Discount rate                          7.25%       7.25%       7.25%
Expected return on plan Assets         7.25%       7.25%       7.25%
Rate of compensation Increase          5.00%       5.00%       6.00%



Components of Net
Periodic Benefit Cost

Service cost                        $329,953    $200,673    $287,447
Interest cost                        407,917     356,732     252,872
Expected return on plan Assets      (175,504)   (336,003)   (125,317)

Net periodic benefit cost           $562,366    $221,402    $415,002

Employee Stock Ownership Plan

The Corporation has a nondiscriminatory Employee Stock Ownership Plan and Trust to be administered by a trustee. The plan was established to purchase and hold Southwest Georgia Financial Corporation stock for all eligible employees. Contributions to the plan are made solely by the Corporation and are at the discretion of the Board of Directors. The contributions were $276,334 in 2001, $234,921 in 2000, and $349,813 in
1999.

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

Under the plan, participants may elect to contribute up to $500 monthly of salary or directors' fees and receive corporate common stock with an aggregate value of 1.5 times their contribution. The expense incurred during 2001, 2000, and 1999 on the part of the Corporation totaled $48,625, $46,225, and $48,425, respectively.

Stock Option Plan

Effective March 19, 1997, the Corporation established a Key Individual Stock Option Plan ("Plan") which provides for the issuance of options to key employees and directors of the Corporation. In April 1997, the Plan was approved by the Corporation?s shareholders, and it will be effective for ten years. A maximum of 150,000 shares of common stock have been authorized for issuance with respect to options granted under the Plan. No options were granted under the Plan to any employee or director during 1997. The Plan provides for the grant of incentive stock options and nonqualified stock options to key employees of the Corporation. The Plan is administered by the Personnel Committee of the Board of Directors.

In 2001, 2000 and 1999, the Corporation granted 7,500; 9,000; and 20,500 stock options, respectively, to its key employees and directors. Under the Plan, the exercise price of each option equals the market price of the Corporation's stock on the grant date for a term of ten years. All of these options are fully vested.

The fair value of each option grant is estimated on the grant date using an option-pricing model with the following weighted-average assumptions: dividend yield of 3.3 percent for 2001, 3.3 percent for 2000, and 2.8 percent in 1999, risk-free interest rate of 3.3 percent for 2001, 6.4 percent for 2000, and 5.5 percent for 1999, expected lives of 5 years for the options, and a volatility rate of 25 percent for 2001, 27 percent for 2000, and 26 percent for 1999.

A summary of the status of the Corporation's Plan as of December 31, 2001, 2000 and 1999, and the changes during the year is presented below:

                                No. of Shares     Average Price
Outstanding at Dec. 31, 1998       82,000            $ 25.50
Granted                            20,500              16.99
Expired                            (2,500)             25.50
Outstanding at Dec. 31, 1999      100,000              23.76
Granted                             9,000              15.80
Expired                            (9,000)             20.43
Outstanding at Dec. 31, 2000      100,000              23.34
Granted                             7,500              15.67
Expired                              (500)             15.88
Outstanding at Dec. 31, 2001      107,000              22.84

The number of shares and average price of options exercisable at December 31, 2001, 2000, and 1999 were 102,000; 94,000; and 79,500; and at $23.18,
$23.82, and $25.50, respectively. The average fair value of options granted during 2001, 2000, and 1999 was $2.89, $3.98, and $4.15.

The following tables summarize information about fixed stock options outstanding at December 31, 2001.


                 Outstanding Options

<CAPTIONS>
                             Weighted-
                              Average     Weighted
                Number       Remaining     Average
 Exercise     Outstanding   Contractual   Exercise
Prie Range    At 12/31/01       Life        Price
$15 to $16       13,000      9.1 Years      $15.58
$16 to $17        3,000      8.5 Years       16.03
$17 to $25       15,500      7.9 Years       17.27
$25 to $26       75,500      6.3 Years       25.50

$15 to $26      107,000

                 Exercisable Options
                                         Weighted
                     Number               Average
 Exercise          Exercisable           Exercise
Prie Range         At 12/31/01             Plan
$15 to $16            8,500               $15.52
$16 to $17            3,000                16.03
$17 to $25           15,000                17.25
$25 to $26           75,500                25.50

$15 to $26          102,000               $23.18

If the Corporation had used the fair value based method of accounting for its Plan, as prescribed by Statement of Financial Accounting Standard No. 123, compensation cost in net income would have increased by $23,000 in 2001,

$13,000 in 2000 and $62,000 in 1999.  Net income would have been $3,205,000 or $1.31 per share in 2001; $3,351,000 or $1.29 per share in 2000; and
$3,764,000 or $1.44 per share in 1999. These options had no effect on diluted earnings per share for these periods.

Dividend Reinvestment and Share Purchase Plan

In 1997, the Corporation's Board of Directors approved a dividend reinvestment and share purchase plan. Also, the Board amended this plan on September 16, 1998. The purpose of the plan is to provide shareholders of record of the Corporation's common stock, who elect to participate in the Plan, with a simple and convenient method of investing cash dividends and voluntary cash contributions in shares of the common stock without payment of any brokerage commissions or other charges. Eligible participants may purchase common stock through automatic reinvestment of common stock dividends on all or partial shares and make additional voluntary cash payments of not less than $5 nor more than $5,000 per month. The participant's price of common stock purchased with dividends or voluntary cash payments will be the average price of all shares purchased in the open market, or if issued from unissued shares or treasury stock the price will be the average of the high and low sales prices of the stock on the American Stock Exchange on the dividend payable date. During the years ended December 31, 2001, 2000, and 1999, 13,617; 14,219; and 6,768 shares were issued through the plan at an average of $15.65, $15.16, and $20.15 per share, respectively.

9.  INCOME TAXES

Components of income tax expense for 2001, 2000, and 1999 are as follows:

                               2001         2000         1999
Current Payable            $1,295,197   $1,097,400   $1,363,600
Deferred taxes (benefit)       13,400   (   20,200)  (    9,700)

Total income taxes         $1,308,597   $1,077,200   $1,353,900

The reasons for the difference between the federal income taxes in the consolidated statements of income and the amount computed by the applying the statutory federal income tax rate to income taxes are as follows:

                          2001           2000           1999
Taxes at statutory
  income tax rate     $ 1,810,849    $ 1,774,590    $ 2,061,916
Reductions in taxes
  resulting from
  exempt income        (  246,380)    (  255,229)    (  215,159)
Other timing
  differences          (  255,872)    (  442,161)    (  492,857)
Total income taxes    $ 1,308,597    $ 1,077,200    $ 1,353,900

The sources of timing differences for tax reporting purposes and the related deferred taxes recognized in 2001, 2000, and 1999 are summarized as follows:

                              2001        2000         1999
Accretion of discount
  (net of maturities)      $ 32,800    $ 25,300     $ 13,900
Nonqualified retirement
  plan contribution         (10,900)    (10,100)     (13,000)
Gain on disposition of
  Discounted bonds          ( 8,500)    (35,400)     (10,600)

Total deferred taxes       $ 13,400    $(20,200)    $ (9,700)

10.  RELATED PARTY TRANSACTIONS

The Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation presently holds 404,819 shares of the Corporation's stock of which 36,832 shares have been pledged.

In the normal course of business, the Corporation's banking subsidiary has made loans at prevailing interest rates and terms to directors and executive officers of the Corporation and its subsidiary, and to their affiliates. The aggregate indebtedness to the Bank of these related parties approximated $1,891,000 and $1,405,000 at December 31, 2001 and 2000, respectively. During 2001, approximately $3,768,000 of such loans was made, and repayments totaled approximately $3,282,000. None of these loans were restructured, nor were any related party loans charged off during 2001.

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

The contractual or notional amounts of financial instruments having credit risk in excess of that reported in the Consolidated Balance Sheets are as follows:

                                   Dec. 31, 2001    Dec. 31, 2000
Financial instruments whose
contract amounts represent
credit risk:
Commitments to extend credit        $ 13,245,000     $ 27,766,000
Standby letters of credit and
Financial guarantees                $     61,000     $     35,000

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following information and tables present the carrying amounts and fair values of the Corporation's financial instruments at December 31, 2001 and 2000. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. Those techniques can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

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

Deposits

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at December 31, 2001. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

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

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Those estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular instrument. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amount and estimated fair values of the Corporation's financial instruments are as follows:

                                   December 31, 2001       December 31, 2000

                                  Carrying                Carrying
                                   Amount   Fair Value     Amount   Fair Value
                                 (Thousands of Dollars)  (Thousands of Dollars)
Financial assets:
Cash                              $  9,212  $  9,212      $  8,763  $  8,763
Securities available for sale       27,912    27,912        22,637    22,637
Securities held to maturity         60,473    63,020        68,115    68,798
Short-term investments               2,273     2,273         7,010     7,010
Loans                              121,549   121,912       123,889   124,509
Less:  allowance for loan losses     1,883     1,883         1,795     1,795

Financial liabilities:
Deposits                           192,901   193,965       199,485   200,222
Short-term borrowings                4,800     4,800         8,000     8,030
Long-term debt                       3,392     3,378             0         0

Unrecognized financial
instruments:
Commitments to extend credit        13,425    13,425        27,766    27,766
Standby letters of credit               61        61            35        35

13.  SUPPLEMENTAL FINANCIAL DATA

Components of other operating expense in excess of one percent of gross revenue for the respective periods are as follows:

                                 Years Ended December 31

                              2001        2000        1999
Charitable and other
  Contributions            $ 74,841    $ 49,725    $217,864
Advertising &
  Promotion                $263,466    $212,053    $ 94,597
Foreclosed Assets
  Expenses, Net            $614,406    $408,727    $ 54,741

STOCKHOLDER'S EQUITY/REGULATORY MATTERS

Dividends paid by the Bank subsidiary are the primary source of funds available to the parent company for payment of dividends to its shareholders and other needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank?s regulatory agency. At December 31, 2001, approximately $1,554,000 of the Bank's net assets were available for payment of dividends without prior approval from the regulatory authorities.

The Federal Reserve Board requires that banks maintain reserves based on their average deposits in the form of vault cash and average deposit balances at the Federal Reserve Banks. For the year ended December 31, 2001, the Corporation's subsidiary bank's reserve requirements averaged approximately $2,620,000.

Banking regulatory agencies have approved guidelines to implement a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either Core (Tier One) capital or Supplementary (Tier Two) capital. Tier One capital consists primarily of tangible common stockholders' equity while Tier Two capital is comprised of certain debt instruments and a portion of the reserve for loan losses. Risk-based capital regulations required banks to maintain an eight percent total risk-based capital ratio of which four percent must consist primarily of tangible common stockholders' equity (Tier One capital). The Corporation's ratios under these rules at December 31, 2001 and 2000 are set forth in the following table. The Corporation's leverage ratio at December 31, 2001 was 11.75 percent.

As a result of regulatory limitations at December 31, 2001, approximately $26,667,000 of the parent company's investment in net assets of the subsidiary bank of $28,221,000, as shown in the accompanying condensed balance sheets, was restricted from transfer by the subsidiary bank to the parent company in the form of cash dividends.

                                                                   To Be Well
                                                                Capitalized Under
                                              For Capital       Prompt Corrective
                            Actual         Adequacy Purposes    Action Provisions
                       Amount    Ratio      Amount    Ratio     Amount      Ratio
      As of
December 31, 2001:

Total capital
(to risk-
weighted assets)    $29,811,163  21.96%  $10,861,692 > 8.00%  $13,577,116 > 10.00%

Tier I Capital
(to risk-
weighted assets)    $28,111,727  20.71%  $ 5,430,846 > 4.00%  $ 8,146,270 >  6.00%

Tier I Capital (to
average assets)     $28,111,727  11.75%  $ 7,179,971 > 3.00%  $11,966,618 >  5.00%



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

15. CONDENSED FINANCIAL INFORMATION OF SOUTHWEST GEORGIA FINANCIAL CORPORATION PARENT COMPANY ONLY

                     Condensed Balance Sheets
                 as of December 31, 2001 and 2000
                      (Thousands of Dollars)
                                                    2001        2000
ASSETS

Cash                                             $  1,217    $  2,423
Investment in consolidated wholly-owned
 bank subsidiary, at equity                        28,221      27,045
Investment securities available for sale              376         375
Loans                                                 717         498
Other assets                                          689         684

Total assets                                     $ 31,220    $ 31,025


LIABILITES AND STOCKHOLDERS? EQUITY

Dividends payable                                $    313    $    327
Other liabilities                                 (    50)         57

Total liabilities                                     263         384

Stockholders' equity:
Common stock, $1 par value; authorized
 5,000,000  shares; issued 3,000,000 shares         3,000       3,000
Capital surplus                                     2,034       2,034
Retained earnings                                  31,628      29,605
Treasury stock, 592,407 for 2001
 and 483,907 shares for 2000                      ( 5,705)    ( 3,998)

Total stockholders' equity                         30,957      30,641

Total liabilities and stockholders' equity       $ 31,220    $ 31,025

15. Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only, Continued

                 Condensed Statements Of Income and Expense
            for the years ended December 31, 2001, 2000, and 1999
                           (Thousands of Dollars)
                                                  2001       2000        1999
Income:
Dividend received from bank subsidiary         $  2,000   $  2,000    $  1,625
Interest on loan                                     50         72          62
Other                                                79        163         184

Total income                                      2,129      2,235       1,871

Expenses:
Other                                                69         77          65

Income before income taxes and equity in
 undistributed income of bank subsidiary          2,060      2,158       1,806

Income tax expense - allocated from
 consolidated return                            (    51)   (    56)   (     65)

Income before equity in undistributed
 income of subsidiary                             2,111      2,102       1,741

Equity in undistributed income of subsidiary      1,108      1,257       2,060

Net income                                        3,219      3,359       3,801

Retained earnings - beginning of year            29,605     26,960      24,891

Acquired company's equity incident to
 business combination                                 0          0         209

Net unrealized gains (losses) on available
 for sale securities                                 69        627    (   664)

Dividends                                       ( 1,265)   ( 1,341)   ( 1,277)

Retained earnings - end of year                $ 31,628   $ 29,605   $ 26,960

15. Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only, Continued

                   Condensed Statements Of Cash Flows
         for the years ended December 31, 2001, 2000, and 1999
                         (Thousands of Dollars)
                                               2001       2000       1999
Operating activities:
Net income                                   $ 3,219    $ 3,359    $ 3,801
Adjustments to reconcile net income to net
 cash provided by operating activities:
Equity in undistributed earnings of
 Subsidiary                                   (1,108)    (1,257)    (2,060)
Changes in:
 Other assets                                 (    6)    (   14)    (  161)
 Other liabilities                            (  121)    (   21)        43

Net cash provided of operating activities      1,984      2,067      1,623

Investing activities:
Net change in loans                           (  219)       201     (  534)

Net cash provided (used) for investing
 Activities                                   (  219)       201     (  534)

Financing activities:
Dividends declared to stockholders            (1,265)    (1,341)    (1,277)
Purchase of treasury stock                    (1,706)    (2,074)         0

Net cash provided (used) for financing
 Activities                                   (2,971)    (3,415)    (1,277)

Increase (decrease) in cash                   (1,206)    (1,147)    (  188)

Cash - beginning of year                       2,423      3,570      3,758

Cash - end of year                           $ 1,217    $ 2,423    $ 3,570

16.  BUSINESS CONSOLIDATION

In December of 2001, the Corporation's subsidiary, Southwest Georgia Bank, acquired the remaining 50 percent of the common stock of Empire Financial Services, Inc. from First Community Bank of Southwest Georgia, a subsidiary of PAB Bancshares, Inc. The bank acquired 50 percent of the common stock of Empire Financial Services in May 1997 and owned the firm jointly until the fourth quarter 2001. Empire Financial Services is a commercial mortgage banking firm located in Milledgeville, Georgia. Due to acquiring 100 percent of Empire stock, the Corporation changed its method of accounting for Empire. The stock investment in Empire was accounted for by using the cost method prior to the recent full acquisition. This acquisition was accounted for as a purchase and was consolidated into the Corporation's financial statements. Empire's income from mortgage banking services was $2,423,000 and it's operating expenses were $1,324,000 for year 2001. Empire's net earnings after taxes contributed $637,000

(exclusive of expense related to the merger and acquisition) to the Corporation's 2001 net earnings compared to $485,000 in 2000. The financial information related to this acquisition was not considered material to the historical results of the Corporation, and accordingly the Corporation's financial statement were not restated.

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

In April of 1999, Southwest Georgia Financial Corporation acquired ownership of McLaughlin, Edwards, and Robison, Inc. d/b/a Moultrie Insurance Agency which is located in Moultrie, Georgia. The insurance agency was merged into Southwest Georgia Bank.


17.  EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common shares outstanding during the year.

                                  Year Ended December 31, 2001

                                               Weighted      Per
                                                Average     Share
                                  Income        Shares      Amount
Basic earnings per share:
 Net income                     $3,218,526    2,445,578    $ 1.32

Diluted earnings per share:
 Net income                     $3,218,526    2,446,188    $ 1.32



                                  Year Ended December 31, 2000

                                               Weighted      Per
                                                Average     Share
                                  Income        Shares      Amount


Basic earnings per share:
 Net income                     $3,359,274    2,592,688    $ 1.30
Diluted earnings per share:
 Net income                     $3,359,274    2,592,688    $ 1.30


                                  Year Ended December 31, 1999

                                               Weighted      Per
                                                Average     Share
                                  Income        Shares      Amount

Basic earnings per share:
 Net income                     $3,800,891    2,619,376    $ 1.45
Diluted earnings per share:
 Net income                     $3,800,891    2,619,376    $ 1.45

Options to purchase 102,000 shares of common stock at a weighted average price of $23.18 per share were outstanding during the latter part of 2001. If option holders were to exercise their options, only 610 shares must be issued to satisfy them as of December 31, 2001. This small number of additional shares included in the computation of diluted earnings per share had no effect on earnings per share.


