Form 10-K, Exhibit 13
period 2002-12-31
SOUTHWEST GEORGIA FINANCIAL CORP
filed 2003-03-31
CIK 315849

                             Financial Highlights
    Five-Year Selected Financial Data (in thousands, except per share data)
                                       2002     2001     2000     1999     1998
For The Year: Earnings & Share Data

Interest income                     $ 14,738 $ 17,562 $ 18,403 $ 17,983 $ 18,324
Interest expense                       4,429    7,926    7,894    6,750    7,556
Noninterest income                     5,596    5,156    2,518    2,577    1,783
Noninterest expense                   10,299    9,884    8,371    8,475    6,935
Net income                             3,602    3,219    3,359    3,801    3,621
Earnings per share -
 basic & diluted                    $   1.37 $   1.20 $   1.18 $   1.32 $   1.28
Weighted average shares
 outstanding - basic & diluted         2,620    2,690    2,852    2,881    2,821
Dividends declared per share        $   0.47 $   0.47 $   0.47 $   0.44 $   0.40

At Year End: Balance Sheet Data

Total assets                        $240,468 $234,844 $240,380 $223,060 $230,198
Loans, net                           104,034  119,666  122,094  108,675  113,495
Deposits                             189,923  192,901  199,485  182,072  191,087
Shareholders' equity                  33,322   30,957   30,641   29,657   27,588
Book value per share                $  12.87 $  11.69 $  11.07 $  10.29 $   9.77
Tangible book value per share          11.96    10.68    10.84    10.21     9.66
Common shares outstanding
 (including treasury shares)           3,300    3,300    3,300    3,300    3,300

Selected Average Balances

Average total assets                $236,369 $239,928 $232,530 $225,061 $217,836
Average loans                        114,586  123,668  118,809  113,211  115,773
Average deposits                     188,492  198,527  188,874  184,705  179,714
Average shareholders' equity        $ 32,193 $ 30,693 $ 30,331 $ 28,665 $ 26,356

Asset Quality

Non-performing assets to total
 loans & foreclosed assets             3.26%    3.31%    3.36%    2.97%    1.82%
Non-performing assets               $  3,515 $  4,146 $  4,238 $  3,342 $  2,104
Net loan charge-offs (recoveries)   $    517 $    351 $    499 $    310 $    365
Net loan charge-offs (recoveries)
 to average loans                      0.45%    0.24%    0.31%    0.21%    0.24%
Reserve for loan losses to loans       1.79%    1.55%    1.45%    1.76%    1.73%

Performance Ratios

Return on average total assets         1.52%    1.34%    1.44%    1.69%    1.66%
Return on average shareholders'
 equity                               11.19%   10.49%   11.08%   13.26%   13.74%
Average shareholders' equity
 to average total assets              13.62%   12.79%   13.04%   12.74%   12.10%
Efficiency ratio                      63.27%   65.13%   61.48%   58.73%   54.16%
Net interest margin                    5.00%    4.51%    5.17%    5.66%    5.43%
Dividend payout ratio                 35.13%   39.30%   39.91%   33.60%   31.88%

           Management's Discussion And Analysis Of Financial
            Condition And Results Of Operations, Continued

INTRODUCTION

The following financial review presents management's discussion and analysis of significant changes in the consolidated financial position and results of operations of Southwest Georgia Financial Corporation
("Corporation"). This commentary should be read in conjunction with information provided in the Consolidated Financial Statements and accompanying footnotes.

FORWARD-LOOKING STATEMENTS

This 2002 Annual Report contains forward-looking statements in addition to historical information. The Corporation cautions that there are various factors that could cause actual results to differ materially from those indicated in the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995; accordingly, there can be no assurance that such indicated results will be realized.

The Private Securities Litigation Reform act of 1995 provides a safe harbor for forward-looking statements. There are a variety of factors that could cause the Corporation's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Corporation's forward-looking statements. These factors include legislative and regulatory initiatives regarding deregulation and restructuring of the banking industry; the extent and timing of the entry of additional competition in the Corporation's markets; potential business strategies, including acquisitions or dispositions of assets or internal restructuring, that may be pursued by the Corporation; the Corporation's effectiveness with implementing its strategies; state and federal banking regulations; changes in or application of environmental and other laws and regulations to which the Corporation is subject; political, legal and economic conditions and developments; financial market conditions and the results of financing efforts; changes in commodity prices and interest rates; weather, natural disasters and other catastrophic events; and other factors discussed in the Corporation's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K. The words "believe", "expect", "anticipate", "project", and similar expressions signify such forward-looking statements.

Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of the Corporation. Any such statement speaks only as of the date the statement was made. The Corporation undertakes no obligation to update or revise any forward-looking statements. Additional information with respect to factors that may cause results to differ materially from those contemplated by such forward-looking statements is included in the Corporation's current and subsequent filings with the Securities and Exchange Commission.

EARNINGS OVERVIEW

The Corporation's net income for 2002 increased 11.9 percent to $3.602 million from $3.219 million in 2001. The $383 thousand increase in net earnings for 2002 was primarily attributable to improvement in net interest income caused by an increase in net interest margin from 4.51 percent for 2001 to 5.00 percent for 2002 and an increase in income from mortgage banking services from $2.4 million in 2001 to $3.0 million in 2002. This increase in net income was partially offset by an increase in the provision for loan losses, from $380 thousand in 2001 compared with $534 thousand in 2002 and a decline in retail brokerage fees, which decreased from $390 thousand in 2001 to $267 thousand in 2002.

In 2002, the Corporation's earnings per share increased to $1.37 compared with $1.20 in 2001 and $1.18 in 2000. In 2002, the Corporation's return on average assets, which reflects utilization of assets, was 1.52 percent
compared with 1.34 percent in 2001.   Return on average stockholders'
equity, which measures return on stockholders' investments, was 11.19 percent in 2002 compared with 10.49 percent in 2001.

Between 2001 and 2000, net income decreased 4.2 percent. The $140 thousand decrease in net earnings for 2001 was primarily attributable to lower net interest income. This lower net interest income resulted mainly from higher interest expense on time deposits and money market accounts due to market competition. During 2000, three new banking institutions opened for business in the Corporation's primary service area. During 2001 and 2000, the Corporation responded to this competitive pressure by paying higher rates on time deposits, and offering lower rates on base-rate indexed loans, in order to retain and strengthen customer relationships.

In the fourth quarter of 2001, the Corporation's subsidiary, Southwest Georgia Bank (the "Bank"), acquired the remaining 50 percent of the common stock of Empire Financial Services, Inc. ("Empire"), a commercial mortgage banking firm located in Milledgeville, Georgia. The Bank had acquired half of the outstanding common stock of Empire in 1997 and owned a fifty percent interest in Empire until the fourth quarter of 2001. Due to acquiring all of the Empire stock, the Bank changed its method of accounting for Empire. Prior to the acquisition of all of the Empire common stock, the investment in Empire was accounted for by using the cost method. In 2001, as a result of acquiring the remaining 50 percent interest in Empire, its operations were consolidated with the Corporation's operations. Empire's net earnings after income taxes contributed $766 thousand to the Corporation's 2002 net income, up from $637 thousand in 2001 and $485 thousand in 2000.

RESULTS OF OPERATIONS

Net Interest Income

The primary source of revenue for the Corporation is net interest income, which is the difference between total interest income on earning assets and interest expense on interest-bearing sources of funds. The amount of net interest income is determined primarily by the volume of earning assets and liabilities and the rate spreads between these assets and their funding sources or liabilities. Net interest income for 2002 increased $674 thousand, or 7.0 percent, compared with 2001.

A key performance measure for net interest income is the net interest margin, defined as taxable equivalent net interest income divided by average earning assets. The Corporation's net interest margin increased to 5.00 percent for 2002 compared with 4.51 percent for 2001.
A key factor influencing the Corporation's interest rate margin has been the mix of earning assets and interest bearing liabilities. Interest income from earning assets decreased $2.8 million or 16.1 percent in 2002 compared with 2001, while for the same period interest expenses decreased $3.5 million or 44.1 percent.

In 2002, the majority of the $2.8 million decrease in interest income resulted from reduced yields primarily on loans. After the prime lending rate decreased 450 basis points to 4.75 percent in 2001, it remained at that level until the latter part of 2002. In November 2002, the prime lending rate declined another 50 basis points to 4.25 percent and the Corporation's base lending rate dropped to 6.00 percent. Comparing 2002 with 2001, the change in loan interest rates had a greater impact on the decline in interest income than the $9.2 million, or 7.5 percent, decline in the volume of average loans.

In 2001, the majority of the $841 thousand decrease in interest income resulted from the change in accounting for the Corporation's interest in Empire. The remaining decrease in interest income resulted from reduced yields earned on earning assets.

During 2002, while the level of average core deposits remained relatively stable, average time deposits decreased $11.1 million, or 10.3 percent. The $3.5 million decrease in 2002 interest expense compared with 2001, primarily resulted from a 251 basis points decline in the average rate paid on time deposits. The deposit mix changed slightly due to the lower rate environment causing a shift from time to savings deposits. Interest expense on deposits continues to closely follow interest rate trends.

Noninterest Income

Noninterest income totaled $5.6 million for 2002, representing an increase of approximately $440 thousand from 2001. The largest contributor in 2002 to noninterest income was mortgage banking services. It was $3.0 million for the year, up $579 thousand over comparable income in 2001. Other significant changes in noninterest income included declines in income from retail brokerage fees and net loss on sale of property acquired by foreclosure. These decreases were partially offset by increases in service charges on deposit accounts and gains on sale of equity securities. Increases in service charges on deposit accounts were attributable to a pricing change on nonsufficient fund fees and the gain resulting from the sale of the American Century Banking Corporation's stock. The level of income from other components of noninterest income remained relatively stable from year to year.

Comparing 2001 with 2000, the majority, or $2.4 million of the increase in noninterest income in 2001 was attributed to income from Empire. As was discussed earlier, due to acquiring 100 percent of Empire stock, the Corporation changed its method of accounting for Empire. In 2001, Empire's operations were consolidated with the Bank's operations. Consolidating Empire's operation with the Bank reflected a significant increase in income from mortgage banking services. Excluding income from mortgage banking services, noninterest income increased $227 thousand for 2001 compared with 2000. This increase related primarily to income received on retail brokerage.


Noninterest Expense

Noninterest expense totaled $10.3 million for 2002, an increase of $415 thousand compared with 2001. Salaries and employee benefits, the largest component of noninterest expense, increased $403 thousand compared with the previous year. The increase resulted from normal salaries and performance compensation increases due to the Corporation's normal merit salary increases and higher profitability in 2002. Whereas, the level of full-time equivalent employees decreased 4.2 percent to a total of 113 when comparing December 31, 2002 to the prior year end.

For 2001, the majority of the increase in noninterest expense compared with the prior year was attributable to the expenses relating to the Empire operations. Increased amortization of purchased mortgage servicing intangible assets from year to year was from the Empire acquisition in the fourth quarter of 2001. Excluding Empire's operating expenses of $1.3 million, noninterest expenses increased $212 thousand for 2001 compared with 2000.

In 2002, occupancy and equipment expenses increased $23 thousand compared with the year 2001. The increase was the result of higher building maintenance and equipment depreciation expenses in 2002 compared with the previous year. Data processing expenses declined 3 percent in 2002 due to pricing changes with the Corporation's data processing service bureau.

When comparing 2001 with 2000, combined occupancy, equipment, and data processing expenses, excluding $57 thousand for Empire, increased slightly by $6 thousand.

In 2002, other operating expense component decreased $146 thousand compared with 2001. These decreases were in expenses related to other real estate property held for sale and expenses for employee training and education. The largest increase was in legal fees which relates to legal fees in 2000 being lower than normal due to reimbursement of fees previously expensed.

For 2001, other operating expenses, excluding $180 thousand for Empire, increased $106 thousand, or 4.8 percent compared with 2000. Expenses related to other real estate property held for sale increased $205 thousand and was partially offset by a decrease in legal fees as was mentioned above.

FINANCIAL CONDITION

Earning Assets

The Corporation, primarily through the Bank, acts as a financial intermediary. As such, its financial condition should be considered in terms of how the Corporation manages its sources and uses of funds. During 2002, total average assets of $236.4 million decreased $3.6 million, or
1.5 percent, compared with 2001.

The Corporation's earning assets, which include loans, investment securities, deposits at the Federal Home Loan Bank, and federal funds sold, averaged $213.5 million in 2002, a 3.8 percent decrease from $222 million in 2001. The earning asset mix remained relatively stable during the year. For 2002, average earning assets were comprised of 53 percent loans, 45 percent investment securities, and 2 percent federal funds sold and funds at the Federal Home Loan Bank. The ratio of average earning assets to average total assets declined to 90.3 percent for 2002 compared with 92.5 percent for 2001. This decline is primarily related to the increased level of intangible assets and operating cash from the Empire acquisition.

Loans

Loans are the Corporation's largest earning assets and users of funds. Because of its importance, most of the other assets and liabilities are managed to accommodate the needs of the loan portfolio. During 2002, average net loans represented 53 percent of average earning assets and 48 percent of average total assets. Average total loans decreased $9.2 million, or 7.5 percent, in 2002 due to a decline in loan demand. Loans secured by real estate decreased 13.9 percent, consumer loans increased
2.4 percent, and commercial, financial, and agricultural loans decreased
16.8 percent from their December 31, 2001 level.

As a result of the decrease in average loans, the ratio of total loans to total deposits at year end declined to 55.8 percent in 2002 compared with
63.0 percent in 2001. The loan portfolio mix at year end 2002 consisted of 32.0 percent of loans secured by 1-4 family residences, 5 percent of loans secured by farmland, and 44.8 percent of loans secured by nonfarm and nonresidential properties. Also, included in the mix of the loan portfolio were 8.5 percent of loans for other commercial, industrial, and agricultural purposes and 9.7 percent of loans to individuals for household, family, and other personal expenditures.

Allowance and Provision for Possible Loan Losses

The allowance for possible loan losses was $1.9 million, or 1.79 percent of total loans outstanding as of December 31, 2002. This level represented a $17 thousand increase from the corresponding 2001 year-end amount, which was 1.55 percent of total loans outstanding. The provision for loan losses was $534 thousand in 2002, an increase from the prior year's provision by $154 thousand. This increase in provision for loan losses was due to larger than normal charge-offs of loans in 2002.

This provision reflected management's assessment of the adequacy of the allowance to absorb possible losses in the loan portfolio.

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

Nonperforming Assets

Nonperforming assets are defined as being all nonaccrual loans, loans that are 90 days past due, and property acquired by foreclosure. The level of nonperforming assets decreased $631 thousand at year-end 2002 compared with year-end 2001. This decrease primarily resulted from less property in real estate being acquired through foreclosure during the year. The majority of the nonperforming asset balance for 2002 and 2001 was from one large property that was acquired by foreclosure. Nonperforming assets were approximately $3.5 million, or 3.26 percent of total loans and other real estate as of December 31, 2002, compared with $4.1 million, or 3.31 percent of total loans and other real estate at year-end 2001.

Investment Securities and Federal Funds Sold

The Corporation's investment securities consist primarily of U.S. Government agency securities. The investment portfolio serves several important functions for the Corporation. Investments in debt securities are to complement loan demand and to satisfy pledging requirements in the most profitable way possible. The investment portfolio is a source of liquidity when loan demand exceeds funding availability. It is a vehicle for adjusting balance sheet sensitivity to cushion against adverse rate movements and is a means of improving profitability. The Corporation's investment policy provides adequate liquidity by maintaining a portfolio with staggered maturities ranging from one to five years.

The total investment portfolio increased to $105.2 million from $88.4 million at year-end 2002 compared with 2001, an increase of $16.8 million, or 19 percent. This increase in the investment portfolio occurred primarily in the latter part of 2002; therefore, the average total investment portfolio slightly increased to $95.9 million in 2002 compared with $94.7 million for 2001.

During 2002, average total investment securities accounted for 45 percent of the average earning assets and 41 percent of the average total assets. At December 31, 2002, investment securities held to maturity had a market value of $68.5 million and a carrying value of $65.2 million. As of December 31, 2002, securities available for sale had a market value of $40.1 million and an amortized cost of $38.3 million. These securities available for sale have an unrealized gain of $1.8 million. The growth in securities available for sale was primarily attributed to a $10.5 million investment in U.S. Government agency securities. The Corporation will continue to actively manage the size, components, and maturity structure of the investment securities portfolio. Future investment strategies will continue to be based on profit objectives, economic conditions, interest rate risk objectives, and balance sheet liquidity demands.

Average federal funds sold and Federal Home Loan Bank deposits represented approximately 2 percent of the average earning assets for both 2002 and 2001. These short-term money market investments were used by the Corporation as liquid investment vehicles for short-term funds.

Deposits and Other Interest-Bearing Liabilities

In 2002, average deposits, the primary source of the Corporation's funds, decreased 5.1 percent compared with 2001. This decline in deposits was primarily due to public deposits held for special projects that were withdrawn in 2002. The average total deposits of $188.5 million decreased from the 2001 level of $198.5 million. The majority of the decrease in average deposits occurred in average time deposits. Lower interest rates during 2002 resulted in a slight change in the deposit mix. Some customers shifted money from certificates of deposit to savings accounts due to lower rates paid on time certificates of deposit. As of December 31, 2002, the Corporation had a total of $26.1 million in certificates of deposit with a value of $100 thousand or more each. This was a 7.4 percent decrease from the $28.2 million total in 2001.

The Corporation has used borrowings from the Federal Home Loan Bank to support its residential mortgage lending activities. During 2002, the Corporation repaid short-term advances with the Federal Home Loan Bank of $4.8 million leaving $2.4 million to be paid in June 2003. Also, in 2002 the Corporation borrowed an additional $10 million in long-term advances from the Federal Home Loan Bank. One of these two long-term advances was a $5.0 million fixed rate advance which will mature April 2004. The other $5 million advance has a fixed rate for 5 years, which the issuer has an option to convert to a variable rate after such five year period, with a maturity of August 2012.

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

The Consolidated Statement of Cash Flow details the Company's cash flow from operating, investing, and financing activities. During 2002, operating activities generated cash flow of $5.2 million, while investing activities used $2.5 million of this. Cash produced from operations continues to provide cash primarily for the payment of dividends and common stock repurchases.

Liability liquidity represents the Corporation's ability to renew or replace its short-term borrowings and deposits as they mature or are withdrawn. The Corporation's deposit mix includes a significant amount of core deposits. Core deposits are defined as total deposits less public funds and time deposits of $100 thousand or more. These funds are stable in that they are generally accounts of individual customers who are concerned not only with rates paid, but with the value of services received, such as efficient operations performed by helpful personnel. Total core deposits represented 80.5 percent of total deposits on December 31, 2002, compared with 80.3 percent in 2001.

Asset liquidity is provided through ordinary business activity such as cash which is received from interest and fee payments as well as from maturing loans and investments. Additional sources include marketable securities and short-term investments which can be easily converted to cash without significant loss. The Corporation's investment securities maturing within one year or less was $12.5 million on December 31, 2002, which represented 12.6 percent of the investment debt securities portfolio. Also, the Corporation had $9 million of investment securities callable at the option of the issuer and that are reasonably likely to be called during 2003. These maturing and callable investment securities are sources for repayment of the Corporation's short-term and long-term debt obligations.

The chart below shows the Corporation's contractual obligations and commercial commitments, and its scheduled future cash payments under those commitments.

The majority of the Corporation's outstanding contractual obligations were long-term debt. The remaining contractual obligations were comprised of telephone operating leases and purchase obligations for data processing services with the Corporation's primary service bureau. Other long-term obligations were charitable contribution commitments. The Corporation has no capital lease obligations.

                                Payments Due by Period
Contractual
Obligations                    Less
(Dollars in                   than 1     1-3      4-5    After 5
thousands)           Total     year     years    years    Years
Long-Term Debt      $11,041    $188    $5,381    $266    $5,206
Operating Leases         48      40         8       0         0
Other Long-Term
 Obligations             27      27         0       0         0

Total Contractual
 Cash Obligations   $11,116    $255    $5,389    $266    $5,206

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own risk exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit in the form of loans or through letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. Since many of the commitments to extend credit and standby letters of credit are expected to expire without being drawn upon, the contractual or notional amounts do not represent future cash requirements.

                                  Dec. 31, 2002    Dec. 31, 2001
Financial instruments whose
 contract amounts represent
 credit risk:
 Commitments to extend credit      $ 19,550,000     $ 13,245,000
 Standby letters of credit and
  Financial guarantees             $    104,000     $     61,000

The Corporation does not have any special purpose entities or off balance sheets financing arrangements. The Corporation's management is not aware of any known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on the Corporation's liquidity or operations. The Corporation has no material related party transactions. The Corporation may extend credit to certain officers and directors in the ordinary course of business. These loans are made under substantially the same terms as comparable third-party lending arrangements and are in compliance with applicable banking regulations.

Management is not aware of any current recommendations by regulatory authorities that, if they were to be implemented, would have such an effect.

Capital Resources and Dividends

The Corporation continues to maintain a healthy level of capital adequacy as measured by its average equity to average assets ratio of 13.62 percent in 2002 and 12.79 percent in 2001.

The Federal Reserve Board has issued guidelines regarding risk-based capital requirements for U.S. banks and bank holding companies. Overall, these guidelines define the components of capital, require higher levels of capital for higher risk assets and lower levels of capital for lower risk assets, and include certain off-balance-sheet items in the calculation of capital requirements. The risk-based capital regulations require banks to maintain an 8 percent ratio, of which 4 percent must consist primarily of tangible common shareholders' equity (tier one capital) or its equivalent. Also, the regulations require a financial institution to maintain a 4 percent leverage ratio in tandem with the risk-based ratios. At year-end 2002, the Corporation was well in excess of the minimum requirements under the guidelines with a total risk-based capital ratio of 26.14 percent, a tier one risk-based capital ratio of 24.89 percent, and a leverage ratio of
13.36 percent.

The following table presents the risk-based capital and leverage ratios for year-end 2002 and 2001 in comparison to the minimum regulatory guidelines:

                                                 Minimum
Risk-Based              Dec. 31,     Dec. 31,   Regulatory
Capital Ratios            2002         2001     Guidelines
Tier One                 24.89%       20.71%       4.00%
Total Risk-Based         26.14%       21.96%       8.00%
Leverage                 13.36%       11.75%       4.00%

As set forth in the table below, in 2002 the Corporation's stock traded as high as $18.75, and the closing price at year-end was $18.75 per share.

Common Stock Market Prices

                               2002
For The
Quarter       Fourth     Third*     Second*     First*
High          $18.75     $17.50     $17.26      $15.63

Low           $17.30     $16.36     $15.32      $14.77

                               2001*
For The
Quarter       Fourth     Third      Second      First
High          $17.45     $14.95     $14.53      $14.85

Low           $13.86     $13.86     $13.09      $13.41

*Adjusted for the 10% stock dividend.

The principal market for trading of the common stock is the American Stock Exchange under the symbol SGB.

As of December 31, 2002, there were 534 record holders of the Corporation's common stock. Cash dividends paid on the Corporation's common stock were $.47 in both 2002 and 2001. The Corporation has a policy objective of paying out a portion of earnings in dividends to its shareholders. The Corporation's dividend paid was $1.242 million in 2002 and $1.279 million in 2001. In addition, during the fourth quarter of 2002 the Corporation issued a 10 percent stock dividend. The Corporation intends to continue paying dividends. However, the amount and frequency of dividends will be determined by the Corporation's Board of Directors in light of the earnings, capital requirements and financial condition of the Corporation, and no assurance can be given that dividends will be declared in the future. The primary source of funds available to the parent company is the payment of dividends by its subsidiary bank. Federal and State banking laws restrict the amount of dividends that can be paid without regulatory approval. The Corporation and its predecessors have paid cash dividends for the past seventy-five consecutive years.

The Corporation's management is not aware of any current recommendation by the regulatory authorities that if they were to be implemented would have a material effect on the Corporation's capital resources.

Quantitative and Qualitative Disclosures About Market Risk

The Corporation's primary market risk lies within its exposure to interest rate movement. The Corporation has no foreign currency exchange rate
risk, commodity price risk, or any other material market risk.   The
Corporation has no trading investment portfolio. Also, the Corporation has no interest rate swaps or other derivative instruments. The Corporation's primary source of earnings, net interest income, can fluctuate with significant interest rate movements. To lessen the impact of these movements, the Corporation seeks to maximize net interest income while remaining within prudent ranges of risk by practicing sound interest rate sensitivity management. The Corporation attempts to accomplish this objective by structuring the balance sheet so that the differences in repricing opportunities between assets and liabilities are minimized. Interest rate sensitivity refers to the responsiveness of earning assets and interest-bearing liabilities to changes in market interest rates. The Corporation's interest rate risk management is carried out by the Asset/Liability Management Committee which operates under policies and guidelines established by management. The principal objective of asset/liability management is to manage the levels of interest-sensitive assets and liabilities to minimize net interest income fluctuations in times of fluctuating market interest rates. To effectively measure and manage interest rate risk, the Corporation uses computer simulations that determine the impact on net interest income of numerous interest rate scenarios, balance sheet trends and strategies. These simulations cover the following financial instruments: short-term financial instruments, investment securities, loans, deposits, and borrowings. These simulations incorporate assumptions about balance sheet dynamics, such as loan and deposit growth and pricing, changes in funding mix, and asset and liability repricing and maturity characteristics. Simulations are run under various interest rate scenarios to determine the impact on net income and capital. From these computer simulations, interest rate risk is quantified and appropriate strategies are developed and implemented. Also, the Corporation maintains an investment portfolio that staggers maturities and provides flexibility over time in managing exposure to changes in interest rates. Any imbalances in the repricing opportunities at any point in time constitute a financial institution's interest rate sensitivity.

The table below provides information about the Corporation's financial assets and liabilities that are sensitive to changes in interest rates. For each rate-sensitive asset and liability listed, the table presents principal balances and weighted average interest rates by expected maturity or the earliest possible repricing opportunity dates. The Corporation uses a number of tools to measure interest rate risk.

One of the indicators for the Corporation's interest rate sensitivity position is the measurement of the difference between its rate-sensitive assets and rate-sensitive liabilities, which is referred to as the "gap." A gap analysis displays the earliest possible repricing opportunity for each asset and liability category based upon contractual maturities and repricing. At year-end 2002, the Corporation's sensitivity ratio, or one-year cumulative rate-sensitive assets represented 83 percent of the cumulative rate-sensitive liabilities compared with 72 percent for 2001. This change in the sensitivity ratio was a result of the Corporation's management of its exposure to interest rate risk. The Corporation has become slightly less liability-sensitive at the one year gap position resulting from management borrowing some longer-term funds to take advantage of the lower rates and to reduce the Corporation's interest rate risk from increasing short-term rates. During 2002, while the rates were declining there were more rate-sensitive liabilities to reprice at lower rates than rate-sensitive assets. And therefore, net interest income did increase. All interest rates and yields do not adjust at the same velocity; therefore, the sensitivity ratio is only a general indicator of the potential effects of interest rate changes on net interest income.
The Corporation's asset and liability mix is monitored to ensure that the effects of interest rate movements in either direction are not significant over time.

Interest Rate Sensitivity                      December 31, 2002
                                        Expected Maturity/Repricing Dates
                                             (Dollars in thousands)
                                                                       2008               Fair
                            2003     2004     2005     2006     2007  & Beyond    Total    Value
Rate-sensitive Assets:*
Short-term Investments  $  5,996  $        $        $        $        $        $  5,996  $  5,996
Average interest rate      1.18%                                                  1.18%

Securities available
 for sale                  4,030    9,350    5,509    1,314    1,479   18,373    40,055    40,055
Average interest rate      4.13%    4.34%    5.75%    5.13%    5.12%    6.52%     5.57%

Securities held
 to maturity**            24,481   20,024   10,567    6,598    2,010    1,470    65,150    68,493
Average interest rate      5.41%    6.27%    5.99%    5.90%    6.14%    5.99%     5.85%

Fixed-rate loans           3,967    2,504    6,200    5,209    4,753   30,767    53,400    54,230
Average interest rate      8.10%   10.22%    8.86%    8.30%    8.15%    8.27%     8.41%

Variable-rate loans       48,855    2,074    1,384                        220    52,533    52,844
Average interest rate      6.00%    7.87%    6.62%                      5.82%     6.09%

Total Rate-
sensitive Assets        $ 87,329  $33,952  $23,660  $13,121  $ 8,242  $50,830  $217,134  $221,618
Average interest rate      5.51%    6.13%    6.72%    6.78%    7.12%    7.56%     6.36%

Rate-sensitive
 Liabilities:
Time deposits           $ 89,232  $ 2,933  $   687  $   914  $   410  $     2  $ 94,178  $ 94,898
Average interest rate      2.70%    4.30%    4.03%    4.16%    4.69%    2.72%     2.77%

Other interest-
 bearing deposits ***     13,108   16,114   16,114    5,371    5,371   10,743    66,821    66,821
Average interest rate      1.20%    1.00%    1.00%    1.00%    1.00%    1.00%     1.04%

Short-term borrowings      2,400                                                  2,400     2,416
Average interest rate      3.16%                                                  3.16%

Long-term borrowings         350    5,174      174      114    5,114      115    11,041    11,363
Average interest rate      5.21%    4.13%    6.17%    5.21%    4.03%    5.21%     4.17%

Total Rate-sensitive
 Liabilities            $105,090  $24,221  $16,975  $ 6,399  $10,895  $10,860  $174,440  $175,498
Average interest rate      2.53%    2.07%    1.18%    1.53%    2.56%    1.04%     2.20%


GAP                     $(17,761) $ 9,731  $ 6,685  $ 6,722  $(2,653) $39,970  $ 42,694
Sensitivity Ratio            83%      94%      99%     104%     102%     124%

  * All rates are tax-equivalent rates
 ** Repricing date is call date
*** Interest bearing deposits with no maturity

                      INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders of
Southwest Georgia Financial Corporation

We have audited the consolidated balance sheet of Southwest Georgia Financial Corporation and Subsidiaries as of December 31, 2002, and the related consolidated statements of income, comprehensive income, retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
The financial statements of Southwest Georgia Financial Corporation and Subsidiary as of December 31, 2001, were audited by other auditors whose report dated February 1, 2002, expressed an unqualified opinion on those statements.

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

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Georgia Financial Corporation and Subsidiaries as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.





/s/Thigpen, Jones, Seaton & Co., P.C.

Dublin, Georgia
January 23, 2003

                                   -49a-

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


/s/DRAFFIN & TUCKER, LLP

Albany, Georgia
January 23, 2002











                                     -49b-

                   SOUTHWEST GEORGIA FINANCIAL CORPORATION
                         CONSOLIDATED BALANCE SHEETS
                          December 31, 2002 and 2001

                                                      2002              2001
ASSETS
Cash and due from banks                           $ 11,880,622      $  9,211,645
Interest-bearing deposits with banks                 3,996,485         1,143,211
Federal funds sold                                   2,000,000         1,130,000
Investment securities available for sale,
 at fair value                                      40,055,321        27,911,564
Securities to be held to maturity (estimated
 fair value of $68,492,520 and $63,019,613)         65,150,087        60,472,774
Loans, less allowance for loan losses of
 $1,899,738 and $1,883,171                         104,033,561       119,665,721
Premises and equipment, net                          5,434,115         5,536,152
Foreclosed assets, net                               1,982,467         3,545,388
Intangible assets                                    2,361,477         2,685,345
Other assets                                         3,573,504         3,542,648

Total assets                                      $240,467,639      $234,844,448

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
Noninterest-bearing                               $ 28,924,659      $ 25,760,282
NOW accounts                                        36,113,124        36,565,701
Money market                                        12,514,257        14,338,066
Savings                                             18,193,291        12,270,166
Certificates of deposit $100,000 and over           26,097,720        28,211,756
Other time accounts                                 68,080,299        75,754,615

Total deposits                                     189,923,350       192,900,586

Other borrowed funds                                 2,400,000         4,800,000
Long-term debt                                      11,041,252         3,391,511
Other liabilities                                    3,781,026         2,795,245

Total liabilities                                  207,145,628       203,887,342

Stockholders' equity:
Common stock - par value $1; authorized
 5,000,000 shares; issued 3,300,000 shares           3,300,000         3,000,000
Capital surplus                                      7,133,551         2,033,551
Retained earnings                                   28,403,347        31,466,690
Accumulated other comprehensive income               1,188,733           161,400
Treasury stock 711,075 shares for 2002
 and 651,648 for 2001, at cost                    (  6,703,620)     (  5,704,535)

Total stockholders' equity                          33,322,011        30,957,106

Total liabilities and stockholders' equity        $240,467,639      $234,844,448

       See accompanying notes to consolidated financial statements.

                   SOUTHWEST GEORGIA FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF INCOME
            for the years ended December 31, 2002, 2001, and 2000
                                             2002          2001         2000
Interest income:
Interest and fees on loans              $ 9,279,689   $11,748,852   $11,985,236
Interest and dividends on securities:
Taxable                                   4,657,118     4,817,051     5,074,920
Tax exempt                                  722,895       722,979       744,357
Interest on deposits in banks                56,306       224,556       551,301
Interest on other short-term investments     22,107        48,246        47,307
Total interest income                    14,738,115    17,561,684    18,403,121

Interest expense:
Deposits                                  3,967,799     7,431,375     7,170,860
Other borrowings                            461,426       494,872       722,766
Total interest expense                    4,429,225     7,926,247     7,893,626

Net interest income                      10,308,890     9,635,437    10,509,495
Provision for loan losses                   534,000       380,000       220,000
Net interest income after provision
 for loan losses                          9,774,890     9,255,437    10,289,495

Noninterest income:
Service charges on deposit accounts       1,091,712       959,390       953,522
Income from trust services                  215,803       254,802       252,077
Income from security sales                  267,042       389,612       190,161
Income from insurance services              921,828       926,856       933,123
Income from mortgage banking services     3,021,047     2,441,945        31,196
Net gain(loss) on disposition of assets (   213,503)        2,622    (   32,427)
Net gain(loss) on sale of securities        121,270             0    (    3,059)
Other income                                170,485       180,333       193,488
Total noninterest income                  5,595,684     5,155,560     2,518,081

Noninterest expense:
Salaries and employee benefits            6,044,833     5,641,555     4,571,130
Occupancy expense                           553,192       541,862       516,140
Equipment expense                           517,845       505,844       494,587
Data processing expense                     532,018       549,460       523,418
Amortization of intangible assets           323,868       171,745        78,888
Other operating expenses                  2,327,405     2,473,408     2,186,939
Total noninterest expenses               10,299,161     9,883,874     8,371,102

Income before income taxes                5,071,413     4,527,123     4,436,474
Provision for income taxes                1,469,312     1,308,597     1,077,200
Net income                              $ 3,602,101   $ 3,218,526   $ 3,359,274

Basic earnings per share:
Net income                              $      1.37   $      1.20   $      1.18
Weighted average shares outstanding       2,619,559     2,690,135     2,851,957

Diluted earnings per share:
Net income                              $      1.37   $      1.20   $      1.18
Weighted average shares outstanding       2,623,476     2,690,807     2,851,957

         See accompanying notes to consolidated financial statements.

                                   -51-

                   SOUTHWEST GEORGIA FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
            for the years ended December 31, 2002, 2001, and 2000

                                            2002          2001          2000
Net income                              $ 3,602,101   $ 3,218,526   $ 3,359,274

Other comprehensive income, net of tax:
Unrealized gains on securities
 available for sale:
Unrealized holding gains(losses)
 arising during the period                1,556,565       104,655       949,518
Federal income tax expense(benefit)     (   529,232)   (   35,583)   (  322,836)

Other comprehensive income (loss),
 net of tax                               1,027,333        69,072       626,682

Total comprehensive income              $ 4,629,434   $ 3,287,598   $ 3,985,956

         See accompanying notes to consolidated financial statements.

                                   -52-


                                SOUTHWEST GEORGIA FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
                         for the years ended December 31, 2002, 2001, and 2000
                                                                  Accumulated
                                                                     Other                      Total
                                Common     Capital     Retained  Comprehensive   Treasury    Stockholders'
                                Stock      Surplus     Earnings      Income        Stock        Equity
Balance at Dec. 31, 1999     $3,000,000  $1,790,254  $27,494,425  $ (534,354)  $(2,093,432)  $29,656,893

Net Income                            -           -    3,359,274           -             -     3,359,274

Common stock issued
 for acquisitions                     -     243,297            -           -       168,943       412,240

Common stock acquired
 through purchase program             -           -            -           -    (2,073,550)   (2,073,550)

Cash dividend declared
 $.47 per share                       -           -   (1,340,586)          -             -    (1,340,586)

Unrealized holding gain               -           -            -     626,682             -       626,682

Balance at Dec. 31, 2000      3,000,000   2,033,551   29,513,113      92,328    (3,998,039)   30,640,953

Net Income                            -           -    3,218,526           -             -     3,218,526

Common stock acquired
 through purchase program             -           -            -           -    (1,706,496)   (1,706,496)

Cash dividend declared
 $.47 per share                       -           -   (1,264,949)          -             -    (1,264,949)

Unrealized holding gain               -           -            -      69,072             -        69,072

Balance at Dec. 31, 2001      3,000,000   2,033,551   31,466,690     161,400    (5,704,535)   30,957,106

Net Income                            -           -    3,602,101           -             -     3,602,101

Common stock acquired
 through purchase program             -           -            -           -      (999,085)     (999,085)

Cash dividend declared
 $.47 per share                       -           -   (1,265,444)          -             -    (1,265,444)

Stock dividend declared         300,000   5,100,000   (5,400,000)          -             -             -

Unrealized holding gain               -           -            -   1,027,333             -     1,027,333

Balance at Dec. 31, 2002     $3,300,000  $7,133,551  $28,403,347  $1,188,733   $(6,703,620)  $33,322,011

                  See accompanying notes to consolidated financial statements.

                                                 -53-

                   SOUTHWEST GEORGIA FINANCIAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
            for the years ended December 31, 2002, 2001, and 2000
                                             2002          2001          2000
Cash flows from operating activities:
Net income                              $ 3,602,101   $ 3,218,526   $ 3,359,274
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
Provision for loan losses                   534,000       380,000       220,000
Depreciation                                553,622       537,716       518,756
Net amortization and accretion of
 investment securities                       70,220        44,281        27,691
Amortization of intangibles                 323,868       171,745        78,888
Net loss (gain) on sale and
 disposal of assets                          95,638        (2,622)       42,580
Changes in:
 Other assets                              (458,246)      627,239       438,146
 Other liabilities                          456,549       505,144       101,222
Net cash provided by operating
 activities                               5,177,752     5,482,029     4,786,557

Investing activities:
Proceeds from maturities of securities
 held to maturity                        14,855,000    14,645,000    11,535,000
Proceeds from maturities of securities
 available for sale                       3,102,297     3,202,282             0
Proceeds from sale of securities
 available for sale                         483,270             0     3,227,093
Purchase of securities held to maturity (17,589,712)   (8,037,615)  (11,814,486)
Purchase of securities available
 for sale                               (16,064,308)   (8,130,631)   (6,014,411)

Net change in other short-term
 investments                               (870,000)      870,000      (365,000)
Net change in loans                      14,843,713       334,685   (13,999,850)
Purchase of premises and equipment         (451,876)     (900,348)   (1,072,443)
Proceeds from sales of other assets       2,028,139       280,162       297,548
Net change in interest-bearing
 deposits with banks                     (2,853,274)    3,867,113     1,603,399
Payment for business acquisition                  0    (1,800,000)      (56,749)
Net cash provided(used) for investing
 activities                              (2,516,751)    4,330,648   (16,659,899)

Financing activities:
Net change in deposits                   (2,977,236)   (6,584,224)   17,412,611
Net change in federal funds purchased
 and securities sold under repurchase
 agreements                                       0             0    (1,500,000)
Net change in short-term borrowings      (2,400,000)   (3,200,000)            0
Increase in long-term borrowings          7,649,741     3,391,511             0
Cash dividends declared                  (1,265,444)   (1,264,949)   (1,340,586)
Payment for common stock                   (999,085)   (1,706,496)   (2,073,550)
Net cash provided(used) for financing
 activities                                   7,976    (9,364,158)   12,498,475

Increase (decrease) in cash and due
 from bank                                2,668,977       448,519       625,133
Cash and due from banks - beginning
 of year                                  9,211,645     8,763,126     8,137,993
Cash and due from banks - end of year   $11,880,622   $ 9,211,645   $ 8,763,126

Cash paid during the year for:
Income taxes                            $ 1,476,671   $ 1,419,337   $ 1,208,354
Interest paid                           $ 4,685,032   $ 8,097,201   $ 7,668,344

NONCASH ITEMS:
Increase in foreclosed properties
 and decrease in loans                  $   254,447   $ 1,669,682   $   360,208
Unrealized gain(loss) on
 securities AFS                         $ 1,027,333   $    69,072   $   626,682

       See accompanying notes to consolidated financial statements.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Southwest Georgia Financial Corporation and Subsidiaries (the "Corporation") conform to generally accepted accounting principles and to general practices within the banking industry. The following is a description of the more significant of those policies.

Principles of Consolidation

The consolidated financial statements include the accounts of Southwest Georgia Financial Corporation and its wholly-owned Subsidiaries, Southwest

Georgia Bank (the "Bank") and Empire Financial Services, Inc. (the "Empire"). All significant intercompany accounts and transactions have been eliminated in the consolidation.

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

Long-Lived Assets

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation has been calculated primarily using the straight-line method for buildings and building improvements over the assets estimated useful lives. Equipment and furniture are depreciated using the modified accelerated recovery system method over the assets estimated useful lives for financial reporting and income tax purposes. The following estimated useful lives are used for financial statement purposes:

Land improvements                5 - 31 years
Building and improvements       10 - 40 years
Machinery and equipment          5 - 10 years
Computer equipment                3 - 5 years
Office furniture and fixtures    5 - 10 years

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

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collection of the principal is unlikely. The allowance is an amount which management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible based on evaluation of the collectibility of loans and prior loss experience. This evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolios, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality, and review of specific problem loans.

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

Foreclosed Assets

Properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Credit Related Financial Instruments

In the ordinary course of business, the Corporation has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Retirement Plans

The Corporation and its subsidiaries have pension plans covering substantially all employees. The Corporation makes annual contributions to the plans in amounts not exceeding the regulatory requirements.

Income Taxes

The Corporation and its subsidiaries file a consolidated income tax return. The subsidiaries provide for income taxes based on its contribution to income taxes (benefits) of the consolidated group.

Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reportable amounts in the financial statements that will result in taxable or deductible amounts in future years.

Recent Accounting Pronouncements

The Corporation adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002. This standard requires, among other things, that goodwill will not be amortized from the effective date of its adoption. Instead, goodwill and other intangibles will be subjected to an annual test for impairment of value. This will not only effect goodwill arising from acquisitions completed after the effective date, but will also effect any unamortized balance of goodwill and other intangible assets.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Corporation considers cash and cash equivalents to include cash on hand, noninterest-bearing deposit amounts due from banks, and highly liquid debt instruments purchased with an original maturity of three months or less.

Trust Department

Trust income is included in the accompanying consolidated financial statements on the cash basis in accordance with established industry practices. Reporting of such fees on the accrual basis would have no material effect on reported income.

Servicing and Origination Fees on Loans

The Corporation from its subsidiary, Empire, recognizes as income in the current period all loan origination and brokerage fees collected on loans originated and closed for investing participants. Loan servicing fees are based on a percentage of loan interest paid by the borrower and recognized over the term of the loan as loan payments are received. Empire does not directly fund any mortgages and acts as a service-oriented broker for participating mortgage lenders. Fees charged for continuing servicing fees are comparable with market rates charged in the industry. Based on these facts, deferred mortgage servicing rights as defined under FASB 65 and FASB 122, are not required to be recognized. Late charges assessed on past due payments are recognized as income by the Corporation when collected.

Advertising Costs

It is the policy of the Corporation to expense advertising costs as they are incurred. The Corporation does not engage in any direct-response, advertising and accordingly has no advertising costs reported as assets on its balance sheet.

2.  INVESTMENT SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities as shown in the consolidated balance sheets and their estimated fair values at December 31 were as follows:

                                   -57-

Securities Available For Sale:
                     Amortized      Unrealized    Unrealized    Estimated
                       Cost            Gains        Losses      Fair Value
December 31, 2002

Equity
 securities        $ 2,172,807     $    7,000     $    665     $ 2,179,142
State and
  municipal
  securities        12,573,581        737,620            0      13,311,201
Agency
  securities        20,121,853        901,928            0      21,023,781
Mortgage
  backed
  securities         3,385,969        155,228            0       3,541,197

Total              $38,254,210     $1,801,776     $    665     $40,055,321


December 31, 2001

Equity
  securities       $ 1,534,808     $    2,070     $      0     $ 1,536,878
State and
  municipal
  securities        12,571,020         87,415      190,625      12,467,810
Agency
  securities         9,049,149        263,964           51       9,313,062
Mortgage
  backed
  securities         4,512,042         81,772            0       4,593,814

Total              $27,667,019     $  435,221     $190,676     $27,911,564

Securities Held to Maturity:
                     Amortized      Unrealized    Unrealized    Estimated
                       Cost            Gains        Losses      Fair Value
December 31, 2002

U. S. Treasury
 and U.S.
 Government
 Agency
 securities        $59,540,876     $3,015,199     $      0     $62,556,075
State and
 municipal
 securities          5,609,211        327,234            0       5,936,445

Total              $65,150,087     $3,342,433     $      0     $68,492,520

December 31, 2001

U. S. Treasury
 and U.S.
 Government
 Agency
 securities        $55,478,214     $2,314,479     $      0     $57,792,693
State and
 municipal
 securities          4,994,560        232,360            0       5,226,920

Total              $60,472,774     $2,546,839     $      0     $63,019,613

At December 31, 2002 and 2001, securities with a carrying value of $34,394,000 and $27,318,000, respectively were pledged as collateral for public deposits and other purposes as required by law.

There were no investments in obligations of state and municipal subdivisions which exceeded 10 percent of the Corporation's stockholders' equity at December 31, 2002.

The amortized cost and estimated fair value of securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

Available for Sale:                Amortized      Estimated
                                     Cost         Fair Value
Amounts maturing in:
 One year or less                $         0     $         0
 After one through five years     16,411,942      17,267,142
 After five through ten years     11,367,314      11,891,544
 After ten years                   4,916,178       5,176,296
Total debt securities            $32,695,434     $34,334,982

Mortgage-backed securities         3,385,969       3,541,197
Equity securities                  2,172,807       2,179,142

Total AFS securities             $38,254,210     $40,055,321

Held to Maturity:                  Amortized      Estimated
                                     Cost         Fair Value
Amounts maturing in:
 One year or less                $12,486,239     $12,749,884
 After one through five years     40,844,330      43,428,160
 After five through ten years      9,759,999      10,190,927
 After ten years                   2,059,519       2,123,549

Total HTM securities             $65,150,087     $68,492,520

3.  LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the Corporation's loan portfolio at December 31, 2002, 2001, and 2000 was as follows:

                        2002             2001             2000
Commercial,
 financial and
 agricultural
 loans             $  9,272,312     $ 11,141,681     $ 16,871,331
Real estate
 mortgage loans      86,451,963      100,453,113       95,958,735
Other loans              40,314           34,895           90,990
Consumer loans       10,222,776        9,979,001       11,091,719
Loans
 outstanding        105,987,365      121,608,690      124,012,775

Unearned
 discount               (54,066)         (59,798)        (123,110)
Allowance for
 loan losses         (1,899,738)      (1,883,171)      (1,795,192)
Net loans          $104,033,561     $119,665,721     $122,094,473

The Corporation's only significant concentration of credit at December 31, 2002, occurs in real estate
                                   -58-
loans which totaled approximately $87 million. However, this amount is not concentrated in any specific segment within the market or geographic area.

At December 31, 2002 and 2001, impaired loans amounted to $468,703 and $605,905, respectively. Included in the allowance for loan losses is $90,579 related to impaired loans at December 31, 2002, and $215,171 related to impaired loans at December 31, 2001. The amounts in the allowance for loan losses for impaired loans were primarily determined using the fair value of the loans' collateral.

For the years ended December 31, 2002 and 2001, the average recorded investment in impaired loans was $537,304 and $1,006,883 respectively. Interest income was recognized for cash payments received on loans while they were impaired of $40,490 for 2002 and $56,099 for 2001.

Loans placed on nonaccrual status amounted to $1,529,158 and $424,408 at December 31, 2002 and 2001, respectively. Past due loans over ninety days at December 31, 2002 and 2001, were $3,551 and $177,216, respectively.

Changes in the allowance for loan losses are as follows:

                            2002           2001           2000
Balance, January 1       $1,883,171     $1,795,192     $1,944,023
Provision charged
 to operations              534,000        380,000        220,000
Loans charged off          (597,783)      (348,470)      (498,917)
Recoveries                   80,350         56,449        130,086
Balance, December 31     $1,899,738     $1,883,171     $1,795,192

4.  BANK PREMISES AND EQUIPMENT

The amounts reported as bank premises and equipment are as follows:

                                    2002            2001
Land                            $ 1,239,598     $ 1,239,598
Building                          5,498,445       5,483,308
Furniture and equipment           4,735,758       4,420,961
                                 11,473,801      11,143,867
Less accumulated depreciation    (6,039,686)     (5,607,715)

Total                           $ 5,434,115     $ 5,536,152

Depreciation of premises and equipment was $553,622; $537,716 and $518,756 in 2002, 2001, and 2000, respectively.


5.  DEPOSITS

At December 31, 2002, the scheduled maturities of certificates of deposit are as follows:

                          $ Amount
2003                   $ 89,232,000
2004                      2,933,000
2005                        687,000
2006                        914,000
2007 and thereafter         412,000

Total                  $ 94,178,000

6.  SHORT-TERM BORROWINGS

Federal funds purchased generally mature within one to four days. Other borrowed funds consist of Federal Home Loan Bank advances of $2,400,000 with interest at 3.16 percent as of December 31, 2002 and $4,800,000 million with interest at 2.34 percent as of December 31, 2001.

Information concerning federal funds purchased and Federal Home Loan Bank short-term advances are summarized as follows:

                              2002            2001            2000
Average balance during
 the year                 $ 4,708,288     $ 8,323,132     $ 3,397,213
Average interest rate
 during the year                2.49%           5.79%           7.10%
Maximum month-end
 bal. during the year     $ 5,865,000     $13,163,000     $ 9,000,000

                                   -59-

7.  LONG-TERM DEBT

Long-term debt consist of the following:
                                                           December 31,
                                                       2002            2001
Advance from Federal Home Loan Bank with
a 4.06% fixed rate of interest maturing
April 2, 2004.                                     $ 5,000,000     $         0

Advance from Federal Home Loan Bank with
a 3.16% fixed rate of interest maturing
June 16, 2003.                                               0       2,400,000

Advance from Federal Home Loan Bank with
a 4.00% fixed rate of interest maturing
August 6, 2012, (convertible to a variable
rate at option of Federal Home Loan Bank
on August 6, 2007).                                  5,000,000               0

Advance from Federal Home Loan Bank with
a 5.21% fixed rate of interest due in annual
installments maturing December 17, 2008.               685,453         800,000

Note payable to First Community Bank of
Southwest Georgia with   interest based on
the prime rate and adjusted quarterly; maturing
December 1, 2010.  (4.25% as of December 31,
2002 and 4.75% as of December 31, 2001)                175,799         191,511

Note payable to MIA Company with an 8.00%
fixed rate of interest due in annual
installments maturing January 31, 2005.                180,000               0

Total long-term debt                               $11,041,252     $ 3,391,511

The advances from Federal Home Loan Bank are collateralized by the pledging of investment securities.



The following are maturities of long-term debt for the next five years.

                       Floating         Fixed
Due in:                  Rate            Rate        $ Amount
2003                  $ 14,073     $   174,242     $   188,315
2004                    15,317       5,174,242       5,189,559
2005                    16,671         174,242         190,913
2006                    18,145         114,242         132,387
2007                    19,748         114,242         133,990
Later Years             91,845       5,114,243       5,206,088

Total long-term debt  $175,799     $10,865,453     $11,041,252

8.  EMPLOYEE BENEFITS PLAN

Pension Plan

The Corporation has a noncontributory defined benefit pension plan which covers most all employees who have attained the age of 21 years and completed one year of continuous service. The Corporation is providing for the cost of this plan as benefits are accrued based upon actuarial determinations employing the aggregate funding method.

The table of actuarially computed benefit obligations and net assets and the related changes of the Plan at December 31, 2002, 2001, and 2000 is presented below.

                                  2002            2001            2000
Change in Benefit
   Obligation
 Benefit obligation at
  beginning of year           $ 6,316,733     $ 5,198,819     $ 5,129,200
 Service cost                     235,049         329,953         200,673
 Interest cost                    417,378         407,917         356,732
 Actuarial (gain)loss             (91,016)        655,766        (270,894)
 Benefits paid                   (287,349)       (275,722)       (216,892)
 Benefit obligation
  at end of year                6,590,795       6,316,733       5,198,819

Change in Plan Assets
 Fair value of plan assets
  at beginning of year^       $ 5,780,397     $ 5,330,615     $ 4,849,500
 Actual return on plan
  assets                          165,244         375,504         336,003
 Employer contribution            379,990         350,000         362,004
 Benefits paid                   (287,349)       (275,722)       (216,892)
 Fair value of plan
  assets at end
  of year                       6,038,282       5,780,397       5,330,615

Funded Status
 Prepaid (accrued)
  benefit cost                $  (552,513)    $  (536,336)    $   131,796

                                   -60-

At December 31, 2002, the plan assets included cash and cash equivalents,
U. S. Treasury bonds and notes, other government agency securities, and equity securities.

Assumptions used to determine net periodic pension costs as of December 31, 2002, 2001, and 2000, respectively were:

                              2002        2001        2000
    Weighted-Average
    Assumptions As of
      December 31

Discount rate                 6.75%       7.25%       7.25%
Expected return on plan
 assets                       7.25%       7.25%       7.25%
Rate of compensation
 increase                     5.00%       5.00%       5.00%


   Components of Net
 Periodic Benefit Cost

Service cost               $235,049    $329,953    $200,673
Interest cost               417,378     407,917     356,732
Expected return on plan
 assets                    (419,663)   (378,603)   (336,003)

Net periodic benefit
 cost                      $232,764    $359,267    $221,402

Employee Stock Ownership Plan

The Corporation has a nondiscriminatory Employee Stock Ownership Plan and Trust to be administered by a trustee. The plan was established to purchase and hold Southwest Georgia Financial Corporation stock for all eligible employees. Contributions to the plan are made solely by the Corporation and are at the discretion of the Board of Directors. The contributions were $390,605 in 2002, $276,334 in 2001, and $234,921 in
2000.

Directors Deferred Compensation Plan

The Corporation has a voluntary deferred compensation plan for the Board of Directors administered by an insurance company. The plan stipulates that if a director participates in the Plan for four years, the Corporation will pay the Director future monthly income for ten years beginning at normal retirement age, and the Corporation will make specified monthly payments to the Director's beneficiaries in the event of his or her death prior to the completion of such payments. The plan is funded by actual life insurance policies with the Corporation as the named beneficiary.

Deferred Compensation Agreement

The Corporation has entered into an employment agreement with an executive officer of Empire as of January 1, 2002. Under this employee agreement the executive officer shall be credited with Deferred Compensation for his service and covenants in the amount of $200,000 on December 31, 2002 and $200,000 on each of the four December 31sts thereafter. The executive officer has irrevocably elected to waive participation in the Pension and Employee Stock Ownership Plans.

Directors and Executive Officers Stock Purchase Plan

The Corporation has adopted a stock purchase plan for the executive officers and directors of Southwest Georgia Financial Corporation. The stock offering is exempt under the Securities Act of 1933 Regulation D and additionally exempt under Georgia law.

Under the plan, participants may elect to contribute up to $500 monthly of salary or directors' fees and receive corporate common stock with an aggregate value of 1.5 times their contribution. The expense incurred during 2002, 2001, and 2000 on the part of the Corporation totaled $52,283, $48,625, and $46,225, respectively.

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

In 2002, 2001 and 2000, the Corporation granted 4,400; 8,250; and 9,900 stock options, respectively, to its key employees and directors. Under the Plan, the exercise price of each option equals the market price of the Corporation's stock on the grant date for a term of ten years. All of these options are fully vested.

The fair value of each option grant is estimated on the grant date using an option-pricing model with the following weighted-average assumptions: dividend yield of 3.2 percent for 2002, 3.3 percent for 2001, and 3.3 percent in 2000, risk-free interest rate of 1.7 percent for 2002, 3.3 percent for 2001, and 6.4 percent for 2000, expected lives of 5 years for the options, and a volatility rate of 24 percent for 2002, 25 percent for 2001, and 27 percent for 2000.

A summary of the status of the Corporation's Plan as of December 31, 2002, 2001 and 2000, and the changes during the year is presented below:

                                   No. of Shares    Average Price
Outstanding at Dec. 31, 1999          110,000         $ 21.60
Granted                                 9,900           14.36
Expired                                (9,900)          18.57
Outstanding at Dec. 31, 2000          110,000           21.22
Granted                                 8,250           14.25
Expired                                  (550)          14.44
Outstanding at Dec. 31, 2001          117,700           20.76
Granted                                 4,400           15.00
Expired                                  (550)          23.18
Outstanding at Dec. 31, 2002          121,550           20.54

The number of shares and average price of options exercisable at December 31, 2002, 2001, and 2000 were 121,550; 112,200; and 103,400; and at
$20.54, $21.07, and $21.65, respectively. The average fair value of options granted during 2002, 2001, and 2000 was $2.37, $2.89, and $3.98.

The following tables summarize information about fixed stock options outstanding at December 31, 2002.

                        Outstanding Options

                                     Weighted-
                                      Average            Weighted
                    Number           Remaining           Average
 Exercise        Outstanding        Contractual          Exercise
Price Range      At 12/31/02            Life              Price
$13 to $14           3,850           8.1 Years           $ 13.70
$14 to $15          13,750           7.8 Years             14.37
$15 to $23          21,450           7.8 Years             15.58
$23 to $24          82,500           5.4 Years             23.18

$13 to $24         121,550

               Exercisable Options

                                       Weighted
                    Number             Average
 Exercise         Exercisable          Exercise
Price Range       At 12/31/02            Plan
$13 to $14            3,850            $13.70
$14 to $15           13,750             14.37
$15 to $23           21,450             15.58
$23 to $24           82,500             23.18

$13 to $24          121,550            $20.54

If the Corporation had used the fair value based method of accounting for its Plan, as prescribed by Statement of Financial Accounting Standard No. 123, compensation cost in net income would have increased by $5,000 in 2002, $23,000 in 2001 and $13,000 in 2000. Net income would have been $3,597,000 or $1.37 per share in 2002; $3,205,000 or $1.19 per share in
2001; and $3,351,000 or $1.17 per share in 2000. These options had no effect on diluted earnings per share for these periods.

Dividend Reinvestment and Share Purchase Plan

In 1997, the Corporation's Board of Directors approved a dividend reinvestment and share purchase plan. Also, the Board amended this plan on September 16, 1998. The purpose of the plan is to provide shareholders of record of the Corporation's common stock, who elect to participate in the Plan, with a simple and convenient method of investing cash dividends and voluntary cash contributions in shares of the common stock without payment of any brokerage commissions or other charges. Eligible participants may purchase common stock through automatic reinvestment of common stock dividends on all or partial shares and make additional voluntary cash payments of not less than $5 nor more than $5,000 per month. The participant's price of common stock purchased with dividends or voluntary cash payments will be the average price of all shares purchased in the open market, or if issued from unissued shares or treasury stock the price will be the average of the high and low sales prices of the stock on the American Stock Exchange on the dividend payable date. During the years ended December 31, 2002, 2001, and 2000, 11,016;

13,617; and 14,219 shares were issued through the plan at an average of $18.05, $15.65, and $15.16 per share, respectively.

9.  INCOME TAXES

Components of income tax expense for 2002, 2001, and 2000 are as follows:

                                2002           2001           2000
Current Payable             $1,406,412     $1,295,197     $1,097,400
Deferred taxes (benefit)        62,900         13,400        (20,200)

Total income taxes          $1,469,312     $1,308,597     $1,077,200

The reasons for the difference between the federal income taxes in the consolidated statements of income and the amount computed by the applying the combine statutory federal and state income tax rate to income taxes are as follows:

                                2002           2001           2000
Taxes at statutory
 income tax rate            $2,028,565     $1,810,849     $1,774,590
Reductions in taxes
 resulting from
 exempt income                (264,193)      (246,380)      (255,229)
Other timing
 differences                  (295,060)      (255,872)      (442,161)

Total income taxes          $1,469,312     $1,308,597     $1,077,200

The sources of timing differences for tax reporting purposes and the related deferred taxes recognized in 2002, 2001, and 2000 are summarized as follows:

                                 2002         2001         2000
Accretion of discount
 (net of maturities)          $ 32,800     $ 32,800     $ 25,300
Nonqualified retirement
 plan contribution              (1,700)     (10,900)     (10,100)
Gain on disposition of
 discounted bonds              (12,500)      (8,500)     (35,400)
Book and Tax
 depreciation difference        44,300            0            0

Total deferred taxes          $ 62,900     $ 13,400     $(20,200)

                                              December 31,
                                           2002          2001

Deferred tax liabilities:
 Accretion on securities               $  76,800     $  56,500
 Depreciation on fixed assets             51,849         7,549
 Unrealized gain on securities
  available for sale                     612,378        83,146
                                         741,027       147,195
Deferred tax assets:
 Deferred compensation                    75,600        73,900
                                          75,600        73,900

Net deferred tax liabilities           $ 665,427     $  73,295



10.  RELATED PARTY TRANSACTIONS

The Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation presently holds 406,919 shares of the Corporation's stock of which 15,147 shares have been pledged.

In the normal course of business, the Corporation's banking subsidiary has made loans at prevailing interest rates and terms to directors and executive officers of the Corporation and its subsidiary, and to their affiliates. The aggregate indebtedness to the Bank of these related parties approximated $1,771,000 and $1,891,000 at December 31, 2002 and 2001, respectively. During 2002, approximately $3,160,000 of such loans was made, and repayments totaled approximately $3,280,000. None of these above mentioned loans were restructured, nor were any related party loans charged off during 2002.


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

The contractual or notional amounts of financial instruments having credit risk in excess of that reported in the Consolidated Balance Sheets are as follows:

                                   Dec. 31, 2002    Dec. 31, 2001
Financial instruments whose
 contract amounts represent
 credit risk:
Commitments to extend credit        $ 19,550,000     $ 13,245,000
Standby letters of credit and
 financial guarantees               $    104,000     $     61,000


12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following information and tables present the carrying amounts and fair values of the Corporation's financial instruments at December 31, 2002 and 2001. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques.
Those techniques can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

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

Deposits

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at December 31, 2002. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

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

The carrying amount and estimated fair values of the Corporation's financial instruments are as follows:

                                   December 31, 2002       December 31, 2001

                                 Carrying                 Carrying
                                  Amount     Fair Value    Amount   Fair Value
                                (Thousands of Dollars)   (Thousands of Dollars)
Financial assets:
 Cash                              $ 11,881  $ 11,881     $  9,212  $  9,212
 Securities available for sale       40,055    40,055       27,912    27,912
 Securities held to maturity         65,150    68,493       60,473    63,020
 Short-term investments               5,996     5,996        2,273     2,273
 Loans                              105,933   107,074      121,549   121,912
 Less:  allowance for loan losses     1,900     1,900        1,883     1,883
Financial liabilities:
 Deposits                           189,923   190,643      192,901   193,965
 Short-term borrowings                2,400     2,416        4,800     4,800
 Long-term debt                      11,041    11,363        3,392     3,378
Unrecognized financial
 instruments:
 Commitments to extend credit        19,550    19,550       13,425    13,425
 Standby letters of credit              104       104           61        61

                                   -65-
13.  SUPPLEMENTAL FINANCIAL DATA

Components of other operating expense in excess of one percent of gross revenue for the respective periods are as follows:

                               Years Ended December 31
                           2002         2001         2000
Advertising &
 Promotion               $226,747     $263,466     $212,053
Foreclosed Assets
 Expenses, Net           $405,919     $614,406     $408,727

14.STOCKHOLDER'S EQUITY/REGULATORY MATTERS

Dividends paid by the Bank subsidiary are the primary source of funds available to the parent company for payment of dividends to its shareholders and other needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 2002, approximately $1,730,000 of the Bank's net assets were available for payment of dividends without prior approval from the regulatory authorities.

The Federal Reserve Board requires that banks maintain reserves based on their average deposits in the form of vault cash and average deposit balances at the Federal Reserve Banks. For the year ended December 31, 2002, the Bank's reserve requirements averaged approximately $2,579,000.

Banking regulatory agencies have approved guidelines to implement a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either Core (Tier One) capital or Supplementary
(Tier Two) capital. Tier One capital consists primarily of tangible common stockholders' equity while Tier Two capital is comprised of certain debt instruments and a portion of the reserve for loan losses. Risk-based capital regulations required banks to maintain an eight percent total risk-based capital ratio of which four percent must consist primarily of tangible common stockholders' equity (Tier One capital). The Corporation's ratios under these rules at December 31, 2002 and 2001 are set forth in the following table. The Corporation's leverage ratio at December 31, 2002 was 13.36 percent.

As a result of regulatory limitations at December 31, 2002, approximately $28,981,000 of the parent company's investment in net assets of the subsidiary bank of $30,711,000, as shown in the accompanying condensed balance sheets, was restricted from transfer by the subsidiary bank to the parent company in the form of cash dividends.

On September 25, 2002, the Corporation declared a 10 percent stock dividend payable to shareholders of record on October 7, 2002. Share and per share data for all periods presented have been retroactively restated to reflect the additional shares outstanding resulting from the stock dividend.

                                   -66-

                                                                          To Be Well
                                                                       Capitalized Under
                                                    For Capital        Prompt Corrective
                                  Actual         Adequacy Purposes     Action Provisions

                             Amount     Ratio     Amount     Ratio     Amount       Ratio
As of December 31, 2002:
Total capital (to risk-
 weighted assets)         $33,181,026  26.14%  $10,152,656 >= 8.00%  $12,690,820 >= 10.00%
Tier I Capital (to risk-
 weighted assets)         $31,590,805  24.89%  $ 5,076,328 >= 4.00%  $ 7,614,492 >=  6.00%
Tier I Capital (to
 average assets)          $31,590,805  13.36%  $ 7,091,076 >= 3.00%  $11,818,460 >=  5.00%


As of December 31, 2001:
Total capital (to risk-
 weighted assets)         $29,811,163  21.96%  $10,861,692 >= 8.00%  $13,577,116 >= 10.00%
Tier I Capital (to risk-
 weighted assets)         $28,111,727  20.71%  $ 5,430,846 >= 4.00%  $ 8,146,270 >=  6.00%
Tier I Capital (to
 average assets)          $28,111,727  11.75%  $ 7,179,971 >= 3.00%  $11,966,618 >=  5.00%

15. CONDENSED FINANCIAL INFORMATION OF SOUTHWEST GEORGIA FINANCIAL CORPORATION PARENT COMPANY ONLY


                      Condensed Balance Sheets
                  as of December 31, 2002 and 2001
                       (Thousands of Dollars)

                                                   2002         2001
ASSETS

Cash                                           $   1,965    $   1,217
Investment in consolidated wholly-owned bank
 subsidiary, at equity                            30,711       28,221
Investment securities available for sale              12          376
Loans                                                220          717
Other assets                                         724          689

Total assets                                   $  33,632    $  31,220


LIABILITIES AND STOCKHOLDERS' EQUITY

Dividends payable                              $     337    $     313
Other liabilities                                    (27)         (50)

Total liabilities                                    310          263

Stockholders' equity:
Common stock, $1 par value; authorized
 5,000,000 Shares; issued 3,300,000 shares         3,300        3,000
Capital surplus                                    7,134        2,034
Retained earnings                                 29,592       31,628
Treasury stock, 711,705 for 2002 and
 651,648 shares for 2001                          (6,704)      (5,705)

Total stockholders' equity                        33,322       30,957

Total liabilities and stockholders' equity     $  33,632    $  31,220

                                -68-

15. Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only, Continued


                  Condensed Statements Of Income and Expense
            for the years ended December 31, 2002, 2001, and 2000
                           (Thousands of Dollars)
                                                2002        2001        2000
Income:
Dividend received from bank subsidiary        $ 2,000     $ 2,000     $ 2,000
Interest on loan                                   34          50          72
Gain on sale of equity securities                 121           0           0
Other                                              62          79         163

Total income                                    2,217       2,129       2,235

Expenses:
Other                                             103          69          77

Income before income taxes and equity in
 undistributed income of bank subsidiary        2,114       2,060       2,158

Income tax expense - allocated from
 consolidated return                              (27)        (51)         56

Income before equity in undistributed
 income of subsidiary                           2,141       2,111       2,102

Equity in undistributed income of subsidiary    1,461       1,108       1,257

Net income                                      3,602       3,219       3,359

Retained earnings - beginning of year          31,628      29,605      26,960

Stock dividend declared                        (5,400)          0           0

Net unrealized gains (losses) on available
 for sale securities                            1,027          69         627

Cash dividend declared                         (1,265)     (1,265)     (1,341)

Retained earnings - end of year               $29,592     $31,628     $29,605

                                   -69-

15. Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only, Continued

                     Condensed Statements Of Cash Flows
            for the years ended December 31, 2002, 2001, and 2000
                           (Thousands of Dollars)

                                                 2002        2001        2000
Operating activities:
Net income                                    $  3,602    $  3,219    $  3,359
Adjustments to reconcile net income to net
 Cash provided by operating activities:
 Equity in undistributed earnings of
  subsidiary                                    (1,461)     (1,108)     (1,257)
 Gain on sale of equity securities                (121)          0           0
 Changes in:
  Other assets                                     (34)         (6)        (14)
  Other liabilities                                 46        (121)        (21)

Net cash provided of operating activities        2,032       1,984       2,067

Investing activities:
Sale of available for sale securities              483           0           0
Net change in loans                                497        (219)        201

Net cash provided (used) for investing
 activities                                        980        (219)        201

Financing activities:
Dividend declared to stockholders               (1,265)     (1,265)     (1,341)
Purchase of treasury stock                        (999)     (1,706)     (2,074)

Net cash provided (used) for financing
 activities                                     (2,264)     (2,971)     (3,415)

Increase (decrease) in cash                        748      (1,206)     (1,147)

Cash - beginning of year                         1,217       2,423       3,570

Cash - end of year                            $  1,965    $  1,217    $  2,423

                                   -70-


16.  BUSINESS CONSOLIDATION

In December of 2001, the Bank, acquired the remaining 50 percent of the common stock of Empire from First Community Bank of Southwest Georgia, a subsidiary of PAB Bancshares, Inc. The bank acquired 50 percent of the common stock of Empire in May 1997 and owned the firm jointly until the fourth quarter 2001. Empire is a commercial mortgage banking firm located in Milledgeville, Georgia. Due to acquiring 100 percent of Empire stock, the Corporation changed its method of accounting for Empire. The stock investment in Empire was accounted for by using the cost method prior to the full acquisition. This acquisition was accounted for as a purchase and was consolidated into the Corporation's financial statements. Empire's income from mortgage banking services were $2,970,000 and $2,423,000 and it's operating expenses were $1,744,000 and $1,324,000 for years 2002 and 2001, respectively. Empire's net earnings after taxes contributed $766,000 to the Corporation's 2002 net earnings compared with $637,000 in 2001 and $485,000 in 2000. The financial information related to this acquisition was not considered material to the historical results of the Corporation, and accordingly the Corporation's 2000 financial statements were not restated.

Effective January 11, 2000, the Corporation acquired Dillard Insurance Agency located in Moultrie, Georgia. In May 2000, the Corporation acquired Harrell Insurance Agency in Camilla, Georgia. These agencies were merged into Southwest Georgia Insurance Services, Inc. Also, in August 2000, Southwest Georgia Insurance Services, Inc., the insurance subsidiary of the Bank was merged into Southwest Georgia Bank's operations. Effective February 8, 2000, the Corporation acquired Financial Planning Concepts, Inc., a personal financial planning and investment services firm located in Moultrie, Georgia. This firm was merged into the Trust and Investment Division of the Bank. All of the above acquisitions were accounted for as a purchase and financial information related to these acquisitions were not considered material to the results of the Corporation.


17.  EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common shares outstanding during the year.

                                      Year Ended December 31, 2002
                                                    Weighted      Per
                                                    Average      Share
                                     Income          Shares      Amount
Basic earnings per share:
 Net income                       $ 3,602,101      2,619,559     $ 1.37
Diluted earnings per share:
 Net income                       $ 3,602,101      2,623,476     $ 1.37




                                      Year Ended December 31, 2001
                                                    Weighted      Per
                                                    Average      Share
                                     Income          Shares      Amount
Basic earnings per share:
 Net income                       $ 3,218,526      2,690,135     $ 1.20
Diluted earnings per share:
 Net income                       $ 3,218,526      2,690,807     $ 1.20

                                      Year Ended December 31, 2000
                                                    Weighted      Per
                                                    Average      Share
                                     Income          Shares      Amount
Basic earnings per share:
 Net income                       $ 3,359,274      2,851,957     $ 1.18
Diluted earnings per share:
 Net income                       $ 3,359,274      2,851,957     $ 1.18

Options to purchase 121,550 shares of common stock at a weighted average price of $20.54 per share were outstanding as of December 31, 2002. If option holders were to exercise their options, only 3,917 shares must be issued to satisfy them in year 2002. This small number of additional shares included in the computation of diluted earnings per share had no effect on earnings per share.